UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	File No. 333-____

Pre Effective Amendment No.	☐

Post Effective Amendment No.	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	File No. 811-07708

Amendment No. 21	☑

(Check appropriate box or boxes.)

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1
(Exact Name of Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Name of Depositor)
 (Formerly Issued by Nationwide Life Insurance Company of America)

One Nationwide Plaza, Columbus, Ohio   43215
(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code	(614) 249-7111

Name and Address of Agent for Service:	Copy to:

Robert W. Horner, III Vice President and Secretary One Nationwide Plaza Columbus, Ohio 43215	Mary Thornton Payne, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415

Approximate Date of Proposed Public Offering	As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered	Units of Interest in Individual Flexible Premium Deferred Variable Annuity Contracts

VIP
Individual Flexible Premium Deferred Variable Annuity

Issued by
Nationwide Provident VA Separate Account 1

and

Nationwide Life Insurance Company
(Formerly Issued by Nationwide Life Insurance Company of America)

Prospectus supplement dated January 4, 2010 to
Prospectus dated May 2, 1994, as supplemented June 9, 2009,
September 1, 2008, December 11, 2007, May 1, 2004, December 23, 2003, and October 1, 2002

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.  You may obtain a copy of the prospectus for your Contract by calling (800) 848-6331 (TDD 1-800-238-3035) or write:

Nationwide Life Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017

Effective following the close of business on December 31, 2009, Nationwide Life Insurance Company of America (“NLICA”) merged with and into Nationwide Life Insurance Company (“NLIC”).  Upon consummation of the merger, NLICA’s separate corporate existence ceased by operation of law, and NLIC assumed legal ownership of all of the assets of NLICA, including the separate accounts funding the individual flexible premium deferred variable annuity contracts (each a “Contract”) formerly issued by NLICA, and the assets of those separate accounts.  As a result of the merger, NLIC became responsible for all liabilities and obligations of NLICA, including those created under the Contracts; and the separate account that funds the benefits for your Contract, became a separate account of NLIC.  The Contracts have thereby become variable annuity contracts funded by a separate account of NLIC, and each Contract Owner has become a Contract Owner of NLIC.  Thus, references to Nationwide Life Insurance Company of America or NLICA in the May 2, 1994 prospectus should generally be replaced by references to Nationwide Life Insurance Company or NLIC.

Please note:  The merger will not affect your rights under the Contract; there are no income tax consequences for you as a result of the merger; and you will not be charged any additional fees or expenses as a result of the merger.

Before January 1, 2010, the Contracts were issued by NLICA, at that time a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Also as a part of the sponsored demutualization the Provident Mutual Variable Annuity Separate Account changed its name to the Nationwide Provident VA Separate Account 1.

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March, 1929, with its Home Office at One Nationwide Plaza, Columbus, Ohio 43215.  NLIC provides life insurance, annuities and retirement products.  NLIC is a wholly owned subsidiary of NFS.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of Nationwide Mutual Insurance Company.

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The following supplements the prospectus and replaces any inconsistent information:

Change to the Name of the Issuer:

Effective following the close of business on December 31, 2009, the issuer changed from Nationwide Life Insurance Company of America (“NLICA”) (formerly Provident Mutual Life Insurance Company, Provident Mutual or PMLIC) to Nationwide Life Insurance Company (“NLIC”).  Any and all references to Nationwide Life Insurance Company of America or NLICA, and Provident Mutual Life Insurance Company, Provident Mutual or PMLIC are replaced with Nationwide Life Insurance Company or NLIC.  The new contact information for the issuer is as follows:

Administrative Office: 5100 Rings Road, RR1-04-F4 Dublin, Ohio 43017 (800) 848-6331 (TDD 1-800-238-3035)	Home Office: One Nationwide Plaza Columbus, Ohio 43215 (614) 249-7111

The following replaces the first three paragraphs on the first page of the Prospectus:

This Prospectus describes the individual flexible premium deferred variable annuity contract (the “Contract”) being offered by Nationwide Life Insurance Company (“NLIC”), a stock life insurance company domiciled in Ohio.  The Contract may be sold to or in connection with retirement plans which may or may not quality for special Federal tax treatment under the Internal Revenue Code.

Net Premiums and Contract Values will be allocated, as designed by the Owner, to one or more of the Subaccounts of the Nationwide Provident VA Separate Account 1 (the “Variable Account”), or the Guaranteed Account (which is part of NLIC’s General Account and pays interest at declared rates guaranteed to equal or exceed 4%), or both.  The Variable Account has 6 Subaccounts, the assets of which are each used to purchase shares of one of the designated corresponding mutual fund portfolios (each, a “Portfolio”) of Nationwide Variable Insurance Trust (“NVIT” or the “Fund”).  The Contract Account Value prior to the Maturity Date, except for amounts in the Guaranteed Account, will vary according to the investment performance of the Portfolios of the Fund in which the selected Subaccounts are invested.  The Owner bears the entire investment risk of amounts allocated to the Variable Account.

This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor ought to know before investing.  Additional information about the Contract and the Variable Account is contained in the Statement of Additional Information, which has been filed with the Securities and Exchange Commission (“SEC”).  The Statement of Additional Information is dated the same as this Prospectus and is incorporated herein by reference.  A Table of Contents for the Statement of Additional Information appears at the end of this Prospectus.  You may obtain a copy of the Statement of Additional Information free of charge by writing to or calling NLIC at the Administrative Office.  You may also find this Prospectus and other information about the Variable Account required to be filed with the SEC at the SEC’s web site at http://www.sec.gov.

Insert the following definition of Money Market Subaccount under the “Definitions” heading:

The Subaccount that holds shares of the NVIT Money Market Fund- Class IV (“Money Market Portfolio”) of the Nationwide Variable Insurance Trust.

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The following replaces the disclosure under the “TABLE OF EXPENSES” heading:

The following tables describe the fees and expenses that an Owner will pay when buying, owning, and surrendering the Contract.  The first table describes the fees and expenses that an Owner will pay at the time that he or she buys the Contract, takes a withdrawal, surrenders the Contract, or transfers the Contract Account Value among the Subaccounts and/or the Guaranteed Account.  State premium taxes may also be deducted.

Contract Owner Transaction Expenses
Sales Load Imposed on Premiums	None
Maximum Contingent Deferred Sales Charge (as a percentage of amount surrendered or withdrawn)1	6%
Surrender Fees	None
Transfer Processing Fee	No fee for the first 12 transfers in a Contract Year. $25 fee for each transfer thereafter during a Contract Year
Maximum Premium Tax Charge (as a percentage of purchase payments)2	5%

The next table describes the fees and expenses that an Owner will pay periodically during the time that he or she owns the Contract, not including Portfolio fees and expenses.

Recurring Contract Expenses
Variable Account Annual Expenses (as a percentage of Variable Account Value)
Mortality and Expense Risk Charges	1.25%
Account Fees and Expenses	None
Total Variable Account Annual Expenses	1.25%
Other Annual Expenses
Annual Administrative Fee	$30 Per Contract Year

The following table shows the minimum and maximum Total Annual Portfolio Operating Expenses charged by any of the Portfolios for the fiscal year ended December 31, 2008.  Expenses of the Portfolios may be higher or lower in the future.  The table does not reflect Short-Term Trading Fees.  More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

Total Annual Portfolio Operating Expenses	Minimum	Maximum
(expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses, as a percentage of average Portfolio assets)	0.64%	1.06%

The minimum and maximum Portfolio operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some Portfolios.  Therefore, actual expenses could be lower.  Refer to the Portfolio prospectuses for specific expense information.

1 A surrender charge is deducted only if a withdrawal or surrender occurs during the first six Contract Years; no surrender charge is deducted for a withdrawal or surrender in Contract Years seven and later.  For the first Contract Year, the maximum charge is 6% of the amount withdrawn or surrendered.  Thereafter, the surrender charge decreases by 1% each subsequent Contract Year until it is zero in Contract Year seven.  The maximum total surrender charge will not exceed 8½% of the total gross premiums paid under the Contract.  Subject to certain restrictions, up to 10% of the Contract Amount Value as of the beginning of a Contract Year may be surrendered or withdrawn without charge in such Contract Year.  (See “Surrender Charge” section).

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2 NLIC will charge between 0% and 5% of purchase payments for premium taxes levied by state or other government entities.

Examples

This Example is intended to help Contract Owners compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.  These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses.  The Example does not reflect premium taxes, transfer charges or short-term trading fees, which if reflected, would result in higher expenses.

The Example assumes:

•	a $10,000 investment in the Contract for the time periods indicated;
•	a 5% return each year;
•	the maximum and the minimum fees and expenses of any of the Portfolios;
•	the maximum Contingent Deferred Sales Charge (if applicable);
•	the Total Variable Account Annual Expenses; and
•	the $30 Annual Administration Fee is translated into an assumed 0.30% charge based on an estimated average Contract Account Value per Contract of $10,000.

	If you surrender your Contract at the end of the applicable time period				If you annuitize your Contract at the end of the applicable time period				If you do not surrender your Contract
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Maximum Total Annual Portfolio Operating Expenses (1.06%)	$814	$1,217	$1,630	$3,037	--	$841	$1,434	$3,037	$274	$841	$1,434	$3,037
Minimum Total Annual Portfolio Operating Expenses (0.64%)	$770	$1,088	$1,414	$2,600	--	$709	$1,214	$2,600	$230	$709	$1,214	$2,600

Remove the disclosure under the “SUMMARY: Charges and Deductions: Premium Taxes” heading in its entirety.

The following replaces the disclosure under the “CONDENSED FINANCIAL INFORMATION” heading:

Appendix A to this prospectus provides information about accumulation unit values and number of units outstanding for the Subaccounts.

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The following replaces the disclosure under “Provident Mutual Life Insurance Company of Philadelphia,” “Provident Mutual Variable Annuity Separate Account,” and “The Market Street Fund, Inc.” all under the “THE COMPANY, VARIABLE ACCOUNT AND FUND” heading:

Nationwide Life Insurance Company (NLIC)

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March 1929, with its Home Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.

NLIC is a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of Nationwide Mutual Insurance Company.

Before January 1, 2010, the Contracts were issued by Nationwide Life Insurance Company of America (“NLICA”), at that time a wholly owned subsidiary of NFS.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Effective following the close of business on December 31, 2009, NLICA merged with and into NLIC, and NLIC was the surviving company.

Nationwide Provident VA Separate Account 1 (Variable Account)

Nationwide Provident VA Separate Account 1 (“Variable Account”) is a variable account that contains the Funds listed in this prospectus.  The Variable Account was established on October 19, 1992 under Pennsylvania law as the Provident Mutual Variable Annuity Separate Account.  On October 1, 2002, in connection with a sponsored demutualization the Variable Account changed its name to the Nationwide Provident VA Separate Account 1.  Although the variable account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 (“1940 Act”), the SEC does not supervise the management of NLIC or the Variable Account.

Income, gains, and losses credited to, or charged against, the Variable Account reflect the Variable Account’s own investment experience and not the investment experience of NLIC’s other assets.  The Variable Account’s assets are held separately from NLIC’s assets and are not chargeable with liabilities incurred in any other business of NLIC.  NLIC is obligated to pay all amounts promised to Contract Owners under the Contracts.

The Variable Account is divided into Subaccounts, each corresponding to a single Portfolio.  NLIC uses the assets of each Subaccount to buy shares of a corresponding Portfolio of the NVIT based on Contract Owner instructions. The Fund is registered with the SEC under the 1940 Act as an open-end investment company.  The SEC does not, however, supervise the management or the investment practices and policies of the Fund.

The Fund

The following table summarizes each Portfolio’s investment objective(s) and identifies its investment adviser (and subadviser, if applicable).

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

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Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	The fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.; JPMorgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc. and American Century Investment Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

A full description of the Fund, its investment objectives and policies, its risks, expenses, and all other aspects of its operation is contained in the attached Prospectus for the Fund, which should be read carefully together with this Prospectus before investing.

NLIC may receive compensation from the investment adviser of a Fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Contracts.  The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts or policies issued by NLIC.  These percentages differ, and some advisers (or affiliates) may pay NLIC more than others.

For the year ended December 31, 2008, the Portfolio payments we and our affiliates received from the Portfolios did not exceed 0.75% (as a percentage of the average daily net assets invested in the Portfolios) offered through this Contract or other variable contracts that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been reflected in this percentage and could have increased the percentage shown if taken into account.

6

Add the following disclosure under the “DESCRIPTION OF ANNUITY CONTRACT” heading:

Anti-Money Laundering

In order to comply with the USA Patriot Act and rules promulgated thereunder, NLIC has implemented procedures designed to prevent Contracts described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

The following replaces the disclosure under the “DESCRIPTION OF ANNUITY CONTRACT: Transfer Privilege: Telephone Transfers” heading:

Fund Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the Funds which allow the Funds to:

1.	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any NLIC Contract Owner;

2.	request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and

3.	instruct NLIC to restrict or prohibit further purchases or exchanges by Contract Owners that violate policies established by the Fund (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the Funds upon their request.  In addition, we are required to restrict or prohibit further purchases or exchange requests upon instruction from the Fund.  NLIC and any affected Contract Owner may not have advance notice of such instructions from a Fund to restrict or prohibit further purchases or exchange requests.  If a Fund refuses to accept a purchase or exchange request submitted by us, we will keep any affected Contract Owner in their current Fund allocation.

Short-Term Trading Fees (i.e. Redemption Fees).  Some Portfolios assess a short-term trading fee in connection with transfers from a Portfolio that occur within a specified number of days after the date of the allocation to the Portfolio.  Such fees are intended to compensate the Portfolio (and Contract Owners with interests allocated in the Portfolio) for negative impact on fund performance that may result from frequent, short-term trading strategies.  Short-term trading fees are not intended to affect the large majority of Contract Owners not engaged in such strategies.  Any short-term trading fees paid are retained by the Portfolio, not by NLIC, and are a part of the Portfolio’s assets.

Transfer Requests.  Contract Owners may submit transfer requests in writing, over the telephone, or via the Internet.  NLIC will use reasonable procedures to confirm that instructions are genuine and will not be liable for following instructions that it reasonably determined to be genuine.  NLIC may restrict or withdraw the telephone and/or Internet transfer privilege at any time.

The following replaces the disclosure under the “CHARGES AND DEDUCTIONS: Premium Taxes” heading:

NLIC will charge against the Contract value any premium taxes levied by a state or other government entity.  Premium tax rates currently range from 0% to 5%.  This range is subject to change.  NLIC will assess premium taxes to the contract at the time NLIC is assessed the premium taxes by the state.  Premium tax requirements vary from state to state.

Premium taxes may be deducted from death benefit proceeds.

7

The following replaces the disclosure under the “LEGAL PROCEEDINGS” heading:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny on a broad range of issues by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations on such issues as late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has responded to information requests and/or subpoenas from the SEC in 2003 and the New York State Attorney General in 2005 in connection with investigations regarding market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company is not aware of any further action on these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back Medium Term Notes (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.
8

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Attorney General, which assumed the investigation from the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company's retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

On September 10, 2009, Nationwide Retirement Solutions, Inc. (NRS) was named in a lawsuit filed in the Circuit Court for Montgomery County, Alabama entitled Twanna Brown, Individually and on behalf of all other persons in Alabama who are similarly situated, v Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc., Edwin “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson, and Robert Wagstaff; and Unknown Defendants A-Z. The complaint, in Count One, alleges that beginning in the year 2000, the defendants, including NRS, were participants in a Civil Conspiracy. In Count One, the plaintiff seeks to recover actual damages and such punitive damages as the jury may find to be appropriate. In Counts Two and Three, although NRS is not named, it is alleged that the remaining defendants breached their fiduciary duty and seeks declaratory and injunctive relief with respect to the alleged breaches of fiduciary duty. Plaintiff seeks to recover actual damages, forfeiture of all other payments and/or salaries found by the jury to be the fruit of such other payments, punitive damages, costs and attorney’s fees and a finding that the individual defendants have breached their fiduciary duties and by a permanent injunction removing them from their respective offices in the Alabama State Employees Association (ASEA) and PEBCO. Also on September 10, 2009, a similar lawsuit was filed by the same plaintiff as a Complaint in Intervention in a case already pending in the Circuit Court for Montgomery County, captioned Nationwide Retirement Solutions, Inc. v. Alabama State Personnel Board, PEBCO, Inc., and Alabama State Employees Association. In the Complaint in Intervention, Plaintiff added Edwin J. “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson and Robert Wagstaff as Third-Party/Crossclaim Defendants. The Company intends to defend these cases vigorously.

NFS, NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court held the fairness hearing for approval of the proposed settlement on June 23, 2009. The court approved the class settlement, certified the class, awarded attorneys’ fees and costs, and dismissed the case on August 19, 2009.

On November 20, 2007, NLIC and NRS were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the ASEA Plan, excluding members of the Deferred
9

Compensation Committee, members of the Board of Control, ASEA's directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys' fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. This motion was denied on April 25, 2009.  On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. On April 28, 2009, the court denied the plaintiffs’ motion for preliminary injunction. On July 1, 2009, the Alabama State Personnel Board and the State of Alabama by and through the Alabama Personnel Board filed a Notice of Withdrawal of Motion to Intervene. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On July 10, 2009, the Court of Appeals heard oral argument. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. On October 13, 2009, the 6th Circuit Court of Appeals heard oral argument. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class
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certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the parties reached settlement on this case.  On June 5, 2009, the court approved the settlement.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. On April 30, 2009, plaintiffs filed an appeal with the U.S. Supreme Court. On October 5, 2009, the U. S. Supreme Court denied the plaintiffs' Motion for Certiori.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other  unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. On February 27, 2009, the Court heard oral argument on the plaintiffs’ motion for class certification. NFS and NLIC continue to defend this lawsuit vigorously.
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The following replaces the disclosure under the “FINANCIAL STATEMENTS” heading:

Financial statements for the Variable Account and consolidated financial statements for NLIC are located in the Statement of Additional Information.  A current Statement of Additional Information may be obtained, without charge, by contacting our Administrative Office at (800) 848-6331.

The following replaces the “STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS”:

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS

ADDITIONAL INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT	2
The Company	2
The Variable Account	2
SERVICES	2
DISTRIBUTION, PROMOTIONAL, AND SALES EXPENSES	3
PURCHASE OF SECURITIES BEING OFFERED	3
UNDERWRITERS	3
ADDITIONAL CONTRACT PROVISIONS	3
The Contract	3
Incontestability	3
Misstatement of Age or Sex	3
Dividends	4
CALCULATION OF YIELDS AND TOTAL RETURNS	4
Money Market Subaccount Yields	4
Other Subaccount Yields	5
Average Annual Total Returns	6
Other Total Returns	7
Effect of the Administration Fee on the Performance Data	7
ANNUITY PAYMENTS	7
STANDARD & POOR’S	7
SAFEKEEPING OF ACCOUNT ASSETS	8
STATE REGULATION	8
RECORDS AND REPORTS	8
EXPERTS	8
OTHER INFORMATION	9
FINANCIAL INFORMATION	9
FINANCIAL STATEMENTS	10

Add the following as “APPENDIX A  -- CONDENSED FINANCIAL INFORMATION”:

The following Condensed Financial Information is derived from the financial statements of the variable account as of December 31, 2008.  The data should be read in conjunction with the financial statements, related notes, and other financial information included in the SAI under the caption "Financial Statements."

As used in this appendix, the term "Period" is defined as a complete calendar year.  Those Periods with an asterisk (*) reflect accumulation unit value information for a partial year only.

The following underlying mutual funds were added to the variable account on April 24, 2009: therefore, no Condensed Financial Information is available:
Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
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Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

NVIT - JPMorgan NVIT Balanced Fund: Class IV	133.41	98.21	-26.38%	805	2008
	129.03	133.41	3.39%	715	2007
	116.28	129.03	1.40%	767	2006
	114.67	116.28	1.40%	854	2005
	106.92	114.67	7.25%	1,131	2004
	91.42	106.92	16.95%	1,205	2003
	103.12	91.42	-11.35%	1,344	2002(a)
	112.26	103.12	-8.14%	1,466	2001(a)
	104.40	112.26	7.53%	387	2000(a)
	104.87	104.40	-0.45%	394	1999(a)

NVIT - NVIT Government Bond Fund: Class IV	101.56	107.99	6.33%	805	2008
	95.83	101.56	5.98%	651	2007
	93.85	95.83	2.11%	707	2006
	92.06	93.85	1.94%	1,103	2005
	90.23	92.06	2.03%	1,260	2004
	88.50	90.23	1.95%	1,664	2003
	50.00	88.50	77.00%	2,138	2002(a)*

NVIT - NVIT Mid Cap Growth Fund: Class IV	206.02	109.71	-46.75%	434	2008
	191.24	206.02	7.73%	532	2007
	176.06	191.24	8.62%	778	2006
	162.24	176.06	8.52%	1,141	2005
	142.38	162.24	13.95%	1,351	2004
	103.80	142.38	37.17%	1,786	2003
	135.35	103.80	-23.31%	1,925	2002(a)
	142.53	135.35	-5.04%	2,177	2001(a)
	104.26	142.53	36.71%	67	2000(a)
	91.00	104.26	14.57%	67	1999(a)

NVIT - NVIT Money Market Fund: Class IV	74.53	75.21	0.91%	2,156	2008
	71.89	74.53	3.67%	2,339	2007
	69.51	71.89	3.42%	3,013	2006
	68.42	69.51	1.59%	4,261	2005
	68.61	68.42	-0.28%	5,206	2004
	68.93	68.61	-0.46%	7,541	2003
	68.83	68.93	0.15%	10,840	2002(a)
	67.20	68.83	2.43%	10,182	2001(a)
	64.08	67.20	4.87%	43	2000(a)
	61.81	64.08	3.67	43	1999(a)

NVIT - NVIT Multi-Manager International Value Fund: Class IV	192.89	102.25	-46.99%	533	2008
	189.74	192.89	1.66%	816	2007
	156.45	189.74	21.28%	952	2006
	141.40	156.45	10.64%	1,064	2005
	119.22	141.40	18.60%	1,581	2004
	87.11	119.22	36.86%	1,684	2003
	99.16	87.11	-12.15%	2,158	2002(a)
	114.21	99.16	-13.18%	2,275	2001(a)
	118.92	114.21	-3.96%	213	2000(a)
	93.06	118.92	27.79%	209	1999(a)
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NVIT - NVIT Nationwide Fund: Class IV	148.01	85.48	-42.25%	805	2008
	138.48	148.01	6.88%	899	2007
	123.34	138.48	12.28%	1,138	2006
	116.18	123.34	6.16%	1,492	2005
	107.13	116.18	8.45%	2,064	2004
	85.06	107.13	25.95%	2,598	2003
	112.11	85.06	-24.13%	3,131	2002
	130.24	112.11	-13.92%	3,766	2001
	120.14	130.24	8.41%	405	2000
	118.06	120.14	1.76%	860	1999

(a)	Effective following the close of business on April 25, 2003, portfolios of the Market Street Fund merged with and into the Nationwide Variable Insurance Trust as follows:

Market Street Fund	Nationwide Variable Insurance Trust
All Pro Broad Equity Portfolio	NVIT Nationwide Fund
Money Market Portfolio	NVIT Money Market Fund
Bond Portfolio	NVIT Government Bond Fund
Balanced Portfolio	JPMorgan NVIT Balanced Fund
Mid Cap Growth Portfolio	NVIT Mid Cap Growth Fund
International Portfolio	NVIT Multi-Manager International Value Fund

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Nationwide Life Insurance Company of America: • Nationwide Provident VA Separate Account 1

Prospectus supplement dated October 28, 2009

to Prospectus dated May 2, 1994

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

The Board of Directors of Nationwide Life Insurance Company of America ("NLICA") approved the merger of NLICA into its parent company, Nationwide Life Insurance Company ("NLIC").  The merger is scheduled to be effective on December 31, 2009.  As a result, the depositor of your policy will change to NLIC.  Your rights under your policy will not be affected by this change.

As soon as possible after the merger, you will receive a confirmation of the merger transaction as well as an updated prospectus.

For further information, please contact Nationwide at:

Nationwide Life Insurance Company of America
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215
1-800-688-5177
TDD: 1-800-238-3035

www.nationwide.com

Nationwide Life Insurance Company of America • Nationwide Provident VA Separate Account 1

Prospectus supplement dated June 9, 2009

to Prospectus dated May 2, 1994

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.	Effective May 1, 2009, the following underlying mutual funds are available as investment options under your contract:

•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
•	Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I

2.            Effective May 1, 2009, the “Appendix A” is amended to include the following:

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:                                                                 Nationwide Fund Advisors
Investment Objective                                                                High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:                                                                 Nationwide Fund Advisors
Sub-adviser:                                                       Neuberger Berman Management Inc. and American Century Investment Management Inc.
Investment Objective:                                                                 The fund seeks long-term capital growth.

3.	Effective May 1, 2009, the “Appendix B: Condensed Financial Information” is amended to include the following after the first paragraph:

The Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II, and Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I were added to the variable account effective May 1, 2009. Therefore, no Condensed Financial Information is available.

4.            The following underlying mutual fund has changed its subadviser:

Underlying Mutual Fund	Old Subadviser	New Subadviser
Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV	Nationwide Asset Management, LLC	Federated Investment Management Company

5.	Effective May 1, 2009, the following underlying mutual funds liquidated and have merged into a new underlying mutual fund as indicated below:

1

Liquidated Sub-account	Merged Sub-account
Nationwide Variable Insurance Trust - NVIT Mid Cap Growth Fund: Class IV	Nationwide Variable Insurance Trust – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Nationwide Variable Insurance Trust – JPMorgan NVIT Balanced Fund: Class IV	Nationwide Variable Insurance Trust – NVIT Investor Destinations Moderate Fund: Class II

Consequently, all references in the prospectus to a Liquidated Underlying Mutual Fund means the corresponding Merged Underlying Mutual Fund.

6.	Effective May 1, 2009 the principal underwriter and general distributor will change from Nationwide Securities, LLC to Nationwide Investment Services Corporation ("NISC").

Any and all references to Nationwide Securities, LLC (“NSLLC”) are replaced with Nationwide Investment Services Corporation ("NISC"). NISC is located at One Nationwide Plaza, Columbus, Ohio 43215.

In addition, the following changes are made effective:

The Distribution of Policies or the Sale of a Policies provision is replaced as follows:

The current distributor of the Policies is Nationwide Investment Services Corporation ("NISC") located at One Nationwide Plaza, Columbus, Ohio 43215, an affiliate of NLICA.  Until May 1, 2009, the Policies were distributed by Nationwide Securities, LLC (“NSLLC”) (formerly, 1717 Capital Management Company), located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned indirect subsidiary of NLICA.

The Policies were sold on a continuous basis until December 31, 2008 by licensed insurance agents in those states where the Policies could lawfully be sold. Beginning January 1, 2009 no new policies will be sold, but agents may continue to accept additional premium on existing Policies.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

Gross first year commissions paid by NLICA on the sale of these Policies provided by NISC are approximately 91% of the target premium plus 2% of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the Policies provided by NISC that will not exceed 2% of actual premium payment, and will be 0% in policy years 11 and thereafter.  Expense allowances and bonuses may also be paid, and firms may receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value.

NISC received no compensation as principal underwriter of variable life insurance policies and variable annuity contracts offered by insurance company subsidiaries of Nationwide Financial Services, Inc. during 2008, 2007, or 2006.  NSLLC received $11,699,242, $16,493,648, and $16,865,494 during 2008, 2007 and 2006, respectively, as principal underwriter of the Policies and of other variable life insurance policies and variable annuity contracts offered by NLICA and its affiliates.  However, NSLLC did not retain any of the compensation it received as principal underwriter during the past 3 fiscal years.

7.            The “Legal Proceedings” section of your prospectus is replaced with the following:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, the Company) was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.
2

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of
3

the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

Nationwide Financial Services, Inc. (NFS), NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court has scheduled the fairness hearing for approval of the proposed settlement for June 23, 2009. The lawsuits are pending in multiple jurisdictions and allege that the offer price was inadequate, that the process for reviewing the offer was procedurally unfair and that the defendants have breached their fiduciary duties to the holders of the NFS Class A common stock. NFS continues to defend these lawsuits vigorously.

On November 20, 2007, Nationwide Retirement Solutions, Inc. (NRS) and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008 the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.
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On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

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On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

The general distributor is not engaged in any material litigation.
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VIP SUPPLEMENT

Nationwide Life Insurance Company of America • Nationwide Provident VA Separate Account 1 • Nationwide Provident VA Separate Account A
Prospectus supplement dated September 1, 2008 to:

Product	Prospectus Dated
VIP Extra Credit	5/1/2002
VIP Premier DCA	11/1/2001
Market Street VIP/2	5/1/2002
VIP	5/2/1994

Nationwide Life and Annuity Insurance Company of America • Nationwide Provident VA Separate Account A
Prospectus supplement dated September 1, 2008 to:

Product	Prospectus Dated
VIP Extra Credit	5/1/2002
VIP Premier DCA	11/1/2001
Options VIP	5/1/2001
VIP	5/2/1994
Market Street VIP/2	5/1/2008

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

The following provision is added to the “Federal Tax Status” section as follows:

In March 2008, the IRS issued Rev. Proc. 2008-24, which addresses the income tax consequences of the direct transfer of a portion of the cash value of an annuity contract in exchange for the issuance of a second annuity contract.  A direct transfer that satisfies the revenue procedure will be treated as a tax-free exchange under section 1035 of the Internal Revenue Code if, for a period of at least 12 months from the date of the direct transfer, there are no distributions or surrenders from either annuity contract involved in the exchange.  In addition, the tax-free status of the exchange may still be preserved despite a distribution or surrender from either contract if the contract owner can show that between the date of the direct transfer and the distribution or surrender, one of the conditions described under section 72(q)(2) of the Internal Revenue Code that would exempt the distribution from the 10% early distribution penalty (such as turning age 59½, or becoming disabled; but not a series of substantially equal periodic payments or an immediate annuity) or “other similar life event” such as divorce or loss of employment occurred.  Absent a showing of such an occurrence, Rev. Proc. 2008-24 concludes that the direct transfer would fail to qualify as a tax-free 1035 exchange, and the full amount transferred from the original contract would be treated as a taxable distribution, followed by the purchase of a new annuity contract.  Rev. Proc. 2008-24 applies to direct transfers completed on or after June 30, 2008.  Please discuss any tax consequences concerning any contemplated or completed transactions with a professional tax advisor.

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NLICA VIP - 403B SUPPLEMENT

Nationwide Life Insurance Company of America • Nationwide Provident VLI Separate Account 1	Nationwide Life and Annuity Company of America • Nationwide Provident VA Separate Account A

Prospectus supplement dated December 11, 2007

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

Effective immediately, the “Introduction” within the “Federal Tax Status” section of your prospectus is amended to add the following new paragraph:

Final 403(b) Regulations were issued by the Internal Revenue Service that impose certain restrictions on non-taxable transfers or exchanges of one 403(b) Tax Sheltered Annuity contract for another.  Nationwide will no longer issue or accept applications for new and/or in-service transfers to new or existing Nationwide individual 403(b) Tax Sheltered Annuity contracts used for salary reduction plans not subject to ERISA.  Nationwide will continue to accept applications and in-service transfers for individual 403(b) Tax Sheltered Annuity contracts used for 403(b) plans that are subject to ERISA and certain state Optional Retirement Plans and/or Programs  that have purchased at least one individual annuity contract issued by Nationwide prior to September 25, 2007.

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Nationwide Life Insurance Company of America:

o Nationwide Provident VLI Separate Account 1

o Nationwide Provident VA Separate Account 1

Nationwide Life and Annuity Company of America:

o Nationwide Provident VA Separate Account A

Prospectus supplement dated May 1, 2004

This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.

The provisions relating to transfers among and between the Subaccounts are amended to reflect the following:

The Contracts are not designed to support active trading strategies that require frequent movement between or among sub-accounts (sometimes referred to as "market-timing," "short-term trading," or "disruptive trading"). We discourage (and attempt to deter) disruptive trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Owners. Short-term trading can result in:

o the dilution of the value of Owners' interests in the Portfolio;

o Portfolio managers taking actions that negatively impact performance (keeping a larger portion of the Portfolio's assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

o increased administrative costs due to frequent purchases and redemptions.

To protect Owners from the negative impact of these practices, we have implemented, or we reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of disruptive trading strategies.

U.S. Mail Restrictions. We monitor exchange activity in order to identify those engaged in disruptive trading practices. On a daily basis, we examine transaction reports that identify Contracts that could be engaging in harmful trading practices. A Contract will appear on these reports if the Owner (or a third party acting on their behalf) executes a certain number of transfers in a given period. We consider each telephone, fax, e-mail, or Written Request to be a single transfer, regardless of the number of Subaccounts (or the Guaranteed Account) involved.

Our response to frequent trading activity depends on the Contract's calendar year history of transfer activity, as described in the following table:

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         Trading Behavior                                         Our Response
6 or more transfers in one calendar quarter     We will mail a letter to the owner notifying him that:
-------------------------------------------------------------------------------------------
                      (1) they have been identified as
                  engaging in harmful trading practices; and
                 (2) if their transfers exceed 11 in 2
                 consecutive calendar quarters or 20 in
                                                                                 one calendar year, the Owner will be
                                                                                 limited to submitting transfer
                     requests via U.S. mail.
----------------------------------------------- -------------------------------------------
----------------------------------------------- -------------------------------------------
More than 11 transfers in 2 consecutive         We will automatically limit the Owner
calendar quarters                                                  to submitting transfer requests via U.S.
OR                                                                           mail.
More than 20 transfers in one calendar year.

Each January 1st, we will start the monitoring anew, so that each Contract starts with 0 transfers each January 1. Transfers that were "unused" in previous calendar years may not be carried over into subsequent calendar years.

We may, at a later date, permit Owners required to submit transfer requests via U.S. mail to submit transfer requests via the Internet and/or telephone with a one-day delay. The result of the one-day delay is that the transfer will be priced at approximately the same time as if the transfer had been submitted by U.S. mail. Transfers submitted with a one-day delay are irrevocable.

Managers of Multiple Contracts. Some third-party investment advisers manage the assets of multiple policies and/or contracts pursuant to trading authority granted or conveyed by multiple Owners. We will automatically require these third-party advisers to submit all transfer requests via U.S. mail. Brokers of record who are granted authority to execute transfers in multiple policies/contracts do not fall within our definition of third-party advisers.

We may, at a later date, permit third-party advisers to submit transfer requests via the Internet and/or telephone with a one-day delay, as described above.

Other Restrictions. We reserve the right to refuse or limit transfer requests, or take any other action deemed necessary, in order to protect Owners, Annuitants, and Beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Owners (or third parties acting on their behalf).

Any restrictions that we implement will be applied consistently and uniformly. Some transfers do not count as transfers for purposes of monitoring for disruptive trading.

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SUPPLEMENT DATED DECEMBER 23, 2003 TO

PROSPECTUSES DATED MAY 1, 2000 AND MAY 1, 1994 FOR

NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1

SURVIVOR OPTIONS PLUS

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1

VIP

NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A

SURVIVOR OPTIONS VL

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A

VIP

THIS SUPPLEMENT UPDATES PROSPECTUS DISCLOSURE FOR THE ABOVE POLICIES AND CONTRACTS. IN CONSULTATION WITH MANY OF THE PORTFOLIOS AVAILABLE THROUGH THE SEPARATE ACCOUNTS, WE ARE CURRENTLY EVALUATING OUR POLICIES AND PROCEDURES WITH RESPECT TO TRANSFER REQUESTS.

Under "Transfers of Policy Account Value" or "Transfer Privilege," after the second paragraph, add the following new paragraphs:

Disruptive trading practices, which hamper the orderly pursuit of stated investment objectives by Portfolio managers, may adversely affect the performance of the Subaccounts. In instances of disruptive trading that we may determine to be, or may have already determined to be, harmful to Owners, we will, through the use of appropriate means available to us, attempt to curtail or limit the disruptive trading. If your trading activities, or those of a third party acting on your behalf, constitute disruptive trading, we reserve the right not to process the transfer request. If your transfer request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed. We will notify any affected requestor in a timely manner of any actions we take to restrict his or her ability to make transfers.

We may add new Portfolios, or new share classes of currently available Portfolios, that assess short-term trading fees. In the case of new share class additions, your subsequent allocations may be limited to that new share class. Short-term trading fees are a charge assessed by a Portfolio when you transfer out of a Subaccount before the end of a stated period. These fees will only apply to Subaccounts invested in Portfolios that impose such a charge. The Portfolio intends short-term trading fees to compensate the Portfolio and its shareholders for the negative impact on performance that may result from disruptive trading practices, including frequent trading and short-term trading (market timing) strategies. The fees are not intended to adversely impact Owners not engaged in such strategies. The Separate Account will collect the short-term trading fees at the time of the transfer by reducing the Owner's Subaccount value. We will remit all such fees to the Portfolio.

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PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PROSPECTUS FOR FUTURE REFERENCE. IF YOU HAVE ANY QUESTIONS, CALL US AT (800) 688-5177 OR YOUR REGISTERED REPRESENTATIVE.

2

PROVIDENT MUTUAL LIFE INSURANCE COMPANY

PROVIDENT MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT

PROVIDENT MUTUAL VARIABLE LIFE SEPARATE ACCOUNT

PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA

PROVIDENTMUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT

PROVIDENTMUTUAL VARIABLE LIFE SEPARATE ACCOUNT

SUPPLEMENT DATED OCTOBER 1, 2002 TO THE

PROSPECTUSES DATED MAY 1, 2002, MAY 1, 2001,

MAY 1, 2000, MAY 1, 1994, AND MAY 1, 1988

This supplement provides updated information concerning recent developments affecting Provident Mutual Life Insurance Company ("Provident Mutual") and Providentmutual Life and Annuity Company of America ("PLACA").

On October 1, 2002, Provident Mutual converted from a mutual insurance company to a stock insurance company and became a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("Nationwide Financial"), pursuant to the terms of the sponsored demutualization described in your Prospectus. The sponsored demutualization has not, in any way, changed your Policy or Contract premiums or reduced your Policy or Contract benefits.

AS A RESULT OF THE SPONSORED DEMUTUALIZATION, PROVIDENT MUTUAL HAS BEEN RENAMED "NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA," AND PLACA HAS BEEN RENAMED "NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA." Any reference in your Prospectus to Provident Mutual and/or PLACA will now be referring to "Nationwide Life Insurance Company of America" and/or "Nationwide Life and Annuity Company of America," respectively.

Further, the Provident Mutual and PLACA separate accounts have been renamed as follows:

- The Provident Mutual Variable Annuity Separate Account is now the

"NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1."

- The Provident Mutual Variable Life Separate Account is now the

"NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1."

- The Providentmutual Variable Annuity Separate Account is now the

"NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A."

- The Providentmutual Variable Life Separate Account is now the

"NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A."

As described in your Prospectus, owners of policies or contracts of Provident Mutual that were in force on December 14, 2001 (the date of adoption of the plan of conversion) are generally eligible for consideration in the demutualization. Eligible members of Provident Mutual will receive either Nationwide Financial stock or, subject to certain limits, cash in the merger. Eligible members who, because of certain tax attributes of their policies, cannot receive stock or cash will receive policy credits in the conversion. A package of materials providing more detail about these benefits was mailed to eligible members of Provident Mutual beginning on or about August 10, 2002.

Under Pennsylvania law, owners of policies or contracts issued by PLACA are not eligible to receive consideration in the demutualization.

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RESTATEMENT OF EXPENSES FOR THE MARKET STREET FUND PORTFOLIOS

Certain fees and expenses in the fee table for the Market Street Fund portfolios have been restated as of October 1, 2002 to reflect new administrative services and other agreements.

RESTATED ANNUAL PORTFOLIO OPERATING EXPENSES FOR THE MARKET STREET FUND PORTFOLIOS FOR THE PERIOD ENDING DECEMBER 31, 2001 (AS A PERCENTAGE OF AVERAGE PORTFOLIO ASSETS):

                                       Management  Other   Gross Total Net Total
                                          Fees    Expenses   Annual    Annual
                                                            Expenses Expenses(2)
MARKET STREET FUND(1)
All Pro Broad Equity Portfolio                 0.74%    0.31%      1.05%      0.90%
All Pro Large Cap Growth Portfolio        0.70%    0.31%      1.01%      0.90%
All Pro Large Cap Value Portfolio           0.70%    0.31%      1.01%      0.90%
All Pro Small Cap Growth Portfolio         0.90%    0.31%      1.21%      1.10%
All Pro Small Cap Value Portfolio           0.90%    0.29%      1.19%      1.10%
Equity 500 Index Portfolio                       0.24%    0.27%      0.51%      0.28%
International Portfolio                              0.75%    0.30%      1.05%      1.05%
Mid Cap Growth Portfolio                       0.75%    0.31%      1.06%      0.95%
Balanced Portfolio                                    0.55%    0.31%      0.86%      0.86%
Bond Portfolio                                           0.40%    0.29%      0.69%      0.68%
Money Market Portfolio                          0.25%    0.30%      0.55%      0.50%

(1) Other Expenses for the Market Street Fund portfolios include an administrative service expense of 0.15% (0.10% for the Equity 500 Index Portfolio). This administrative service expense is payable to Nationwide Life Insurance Company of America ("NLICA") or Nationwide Life and Annuity Company of America ("NLACA") for administration services that NLICA or NLACA provides to Market Street Fund. These administrative services include financial, account administration, record keeping, and accounting services provided to Market Street Fund by NLICA or NLACA personnel.

(2) For certain portfolios, certain expenses were reimbursed or fees waived during 2001. These expense reimbursement and fee waiver arrangements will not be terminated prior to April 30, 2003. However, for certain portfolios, no expenses were actually reimbursed or fees waived during 2001 because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.

CHANGE IN MARKET STREET FUND INVESTMENT ADVISER AND SUBADVISER

As of October 1, 2002, Gartmore Mutual Fund Capital Trust ("Gartmore"), an affiliate of Nationwide Financial, replaced Market Street Investment Management Company ("MSIM") as Market Street Fund's investment adviser. In connection with the appointment of Gartmore as investment adviser, T. Rowe Price Associates, Inc. is no longer the subadviser to the Mid Cap Growth Portfolio. Gartmore will manage the Mid Cap Growth Portfolio without the services of a subadviser.

Gartmore also has retained Wilshire Associates Incorporated as an investment management consultant to assist Gartmore in identifying and evaluating the performance of potential subadvisers for each All Pro Portfolio and the Bond Portfolio.

Any reference in your Prospectus to MSIM or T. Rowe Price Associates, Inc. will now be referring to Gartmore.

* * *

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This supplement should be retained with your Prospectus for future reference. If you have any questions, please refer to the Market Street Fund prospectus and statement of additional information for more information, or contact (800) 688-5177 or your registered representative.

3

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED
VARIABLE ANNUITY CONTRACT
ISSUED BY
Provident Mutual Life Insurance Company of Philadelphia
Home Office:  1600 Market Street, Philadelphia, Pennsylvania 19103
Telephone: (215) 636-5000
Administrative Office: 300 Continental Drive, Newark, Delaware 19713; 1-800-654-7796

This Prospectus describes the individual flexible premium deferred variable annuity contract (the “Contract”) being offered by Provident Mutual Life Insurance Company of Philadelphia (“Provident Mutual”), a life insurance company domiciled in Pennsylvania.  The Contract may be sold to or in connection with retirement plans which may or may not quality for special Federal tax treatment under the Internal Revenue Code.

Net Premiums and Contract Values will be allocated, as designated by the Owner, to one or more of the Subaccounts of the Provident Mutual Variable Annuity Separate Account (the “Variable Account”), or the Guaranteed Account (which is part of Provident Mutual’s General Account and pays interest at declared rates guaranteed to equal or exceed 4%), or both.  The assets of each Subaccount will be invested solely in a corresponding Portfolio of The Market Street Fund, Inc. (the “Fund”), a Maryland corporation that is a diversified open-end investment company (commonly known as a “mutual fund”).  The accompanying Prospectus for the Fund describes the six Portfolios of the Fund – the Growth Portfolio, the Money Market Portfolio, the Bond Portfolio, the Managed Portfolio, the Aggressive Growth Portfolio and the International Portfolio.  The Contract Account Value prior to the Maturity Date, except for amounts in the Guaranteed Account, will vary according to the investment performance of the Portfolios of the Fund in which the selected Subaccounts are invested.  The Owner bears the entire investment risk of amounts allocated to the Variable Account.

This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor ought to know before investing.  Additional information about the Contract and the Variable Account is contained in the Statement of Additional Information, which has been filed with the Securities and Exchange Commission.  The Statement of Additional Information is dated the same as this Prospectus and is incorporated herein by reference.  The Table of Contents for the Statement of Additional Information is on Page 30 of this Prospectus.  You may obtain a copy of the Statement of Additional Information free of charge by writing to or calling Provident Mutual at the address or phone number for its Administrative Office shown above.

___________________________

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE.  THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE FUND.

___________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

______________________________

DEFINITIONS

Administrative Office…………	Provident Mutual’s office where annuity contracts are administered, located at 300 Continental Drive, Newark, Delaware 19713.

Annuitant………………………	The person whose life determines the annuity benefits payable under the Contract and whose death determines the death benefit.

Beneficiary……………………..	The person to whom the proceeds payable on the death of the Owner or the Annuitant will be paid.

Cash Surrender Value…………	The Contract Account Value less any applicable surrender charge.

Contract Account Value……….	The sum of the Variable Account Value and the Guaranteed Account Value.

Contract Years, Months and
Anniversaries…………….	Are measured from the Issue Date of the Contract.

Guaranteed Account……………	This account is part of Provident Mutual’s General Account and is not part of nor dependent upon the investment performance of the Variable Account.

Home Office…………………….	Provident Mutual’s office at 1600 Market Street, Philadelphia, Pennsylvania 19103.

Maturity Date…………………..	The date when the Contract Account Value will be applied under a Payment Option, unless the Owner has elected to	receive a lump sum payment of the Cash Surrender Value. The latest Maturity Date is the later of: the Contract Anniversary nearest Annuitant’s age 85; or 10 years after the Issue Date of the Contract.

Net Premium……………………	The premium paid less any premium tax levied for the year the premium is paid.

Non-Qualified Contract……….	A Contract that is not a “Qualified Contract.”

Owner…………………………..	The person entitled to exercise all rights and privileges provided in the Contract.

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Qualified Contract……………..	A Contract that is issued in connection with plans that qualify for special Federal income tax treatment under sections 401, 403, or 408 of the Internal Revenue Code of 1986, as amended.

Subaccount……………………..	The Variable Account has Subaccounts; the assets of each Subaccount are invested in a corresponding Portfolio of The Market Street Fund, Inc.

Valuation Day………………….	Each day on which valuation of the assets of a Subaccount is required by applicable law.

Valuation Period……………….	The period that starts at the close of business on one Valuation Day and ends at the close of business on the next succeeding Valuation Day.

Variable Account………………
Provident Mutual Variable Annuity Separate Account which is not part of Provident Mutual’s General Account.  The Variable Account has Subaccounts each of which is invested in a corresponding Portfolio of The Market Street Fund, Inc.

Written Notice………………….	A written request or notice in a form satisfactory to Provident Mutual which is signed by the Owner and received at the Administrative Office.

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TABLE OF EXPENSES

The following information regarding expenses assumes that the entire Contract Account Value is in the Variable Account.

	Growth	Money Market	Bond	Managed	Aggressive Growth	International
Contract Owner Transaction Expenses
Sales Load Imposed on Premiums ……….	0	0	0	0	0	0
Maximum Contingent Deferred Sales Charge (as a percentage of amount surrendered or withdrawn)1/ …………..	6%	6%	6%	6%	6%	6%
Surrender Fees ……………………………	0	0	0	0	0	0
Transfer Processing Fee ………………….	No fee for first four transfers in Contract Year; $25 fee for each transfer thereafter during Contact Year.

Annual Administration Fee …………….	$30.00 per Contract Year

Variable Account Annual Expenses (as a percentage of Variable Account Value) ………………………………….
Mortality and Expense Risk Charges2/……	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%
Account Fees and Expenses ………………	0	0	0	0	0	0
Total Variable Account Annual Expenses ..	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%

Fund Annual Expenses (as a percentage of average net assets)
Management Fees (Investment Advisory Fees) ……………………………………	0.36% 3/	0.25%	0.35%	0.40%	0.50%	0.75%
Other Expenses (after expense reimbursement) 4/ ………………………	0.40%	0.40%	0.40%	0.40%	0.40%	0.74%
Total Fund Annual Expenses …………….	0.76%	0.65%	0.75%	0.80%	0.90%	1.50%

Premium taxes may be applicable, depending on various states’ laws.

__________
1/  A surrender charge is deducted only if a withdrawal or surrender occurs during the first six Contract Years; no surrender charge is deducted for a withdrawal or surrender in Contract Years seven and later.  For the first Contract Year, the maximum charge is 6% of the amount withdrawn or surrendered.  Thereafter, the surrender charge decreases by 1% each subsequent Contract Year until it is zero in Contract Year seven.  The maximum total surrender charge will not exceed 8½% of the total gross premiums paid under the Contract.  Subject to certain restrictions, up to 10% of the Contract Amount Value as of the beginning of a Contract Year may be surrendered or withdrawn without charge in such Contract Year.  (See “Surrender Charge,” Page 17.)
2/  Provident Mutual reserves the right to increase the Mortality and Expense Risk Charge but not higher than 1.25%.
3/  Based on net assets as of December 31, 1993; maximum is 0.50%.
4/  The 0.40% for “Other Expenses” (0.75% for International Portfolio) is based on the fact that Fund expenses, other than the investment advisory fee, in excess of 0.40% (0.75% for International Portfolio) are being reimbursed.  Continuation of the Expense Reimbursement Agreement must be approved by Provident Mutual and the Fund each year.  It is anticipated that the Agreement will continue past the current year.  In the event the reimbursement is

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changed or discontinued, the Fund’s Other Expenses will be higher than 0.40% (0.75% for International Portfolio).  The Fund expenses during 1993 were 0.76% for the Growth Portfolio, 0.65% for the Money Market Portfolio, 0.75% for the Bond Portfolio, 0.80% for the Managed Portfolio, 0.90% for the Aggressive Growth Portfolio and 1.50% for the International Portfolio.  There was no expense reimbursement in 1993.

 The above tables are intended to assist the Owner in understanding the costs and expenses that will be borne by the Contract Owner, directly or indirectly.  The tables reflect expenses of the Variable Account as well as the Fund for the 1993 calendar year.  For a more complete description of the various costs and expenses, see “Charges and Deductions,” Page 17.

Examples

An Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets.

1. If the Contract is surrendered at the end of the applicable time period:
Subaccount	1 Year	3 Years	5 Years	10 Years
Growth ………………………………………….	$69.94	$102.03	$134.80	$266.35
Money Market ………………………………….	68.85	98.66	129.05	254.69
Bond ……………………………………………	69.84	101.73	134.28	265.29
Managed ………………………………………..	70.34	103.26	136.88	270.55
Aggressive Growth ……………………………..	71.34	106.31	142.07	281.00
International …………………………………….	77.31	124.51	172.75	341.47

2. If the Contract is not surrendered or is annuitized at the end of the applicable time period:
Subaccount	1 Year	3 Years	5 Years	10 Years
Growth ………………………………………….	$23.62	$72.76	$124.52	$266.35
Money Market …………………………………..	22.47	69.29	118.71	254.69
Bond …………………………………………….	23.52	72.44	123.99	265.29
Managed ………………………………………...	24.04	74.02	126.62	270.55
Aggressive Growth ……………………………..	25.09	77.17	131.87	281.00
International …………………………………….	31.38	95.91	162.86	341.47

The Examples provided above assume that no transfer charges or premium taxes have been assessed.  The Examples also assume that the Annual Administration Fee is $30 and that the Contract Value per contract is $10,000, which translates the Administration Fee into an assumed .30% charge for purposes of the Examples based on a $1,000 investment.

The Examples should not be considered a representation of past or future expenses.  Actual expenses may be greater or lesser than those shown.  The assumed 5% annual return is hypothetical and should not be considered a representation of the past or future annual returns, which may be greater or lesser than the assumed amount.

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SUMMARY

The Contract

Issuance of a Contract.  The contract is an individual flexible premium deferred variable annuity issued by Provident Mutual.  Contracts may be sold in connection with retirement plans which may or may not qualify for special Federal tax treatment under the Internal Revenue Code.  In order to purchase a Contract, application must be made to Provident Mutual through a licensed Provident Mutual representative, who is also a registered representative of PML Securities Company (“PML”) or a broker/dealer having a selling agreement with PML or a broker/dealer having a selling agreement with such broker/dealer.  The minimum initial premium must be paid to Provident Mutual.  The maximum Issue Age is 80 for Non-Qualified Contracts and 70 for Qualified Contracts.  Annuity payments are deferred until the Maturity Date.  (See “Issuance of a Contract”, Page 10.)

Free-Look Period.  The Owner has the right to return the Contract within 10 days after such Owner receives the Contract.  The returned Contract will be treated as if it were never issued.  Provident Mutual will return to the Owner an amount equal to the greater of the premiums paid or the Contract Account Value plus charges deducted, except the Mortality and Expense Risk Charge and the Fund’s Advisory fees and operation expenses.  (See “Free-Look Period”, Page 10)

Allocation of Net Premiums.  Net Premiums under a Contract will be allocated, as designated by the Owner, to one or more of the Subaccounts of the Variable Account or to the Guaranteed Account or to both.  The portion of the initial Net Premium which is to be allocated to the Variable Account will be allocated to the Money Market Subaccount for a 15-day period.  At the end of that period, the amount in the Money Market Subaccount will be allocated to the chosen Subaccounts.  The assets of each Subaccount will be invested solely in a corresponding Portfolio of the Fund.  The Contract Account Value, except for amounts in the Guaranteed Account, will vary according to the investment performance of the Portfolios of the Fund in which the chosen Subaccounts are invested.  Interest will be credited to amounts in the Guaranteed Account at a guaranteed minimum rate of 4% per year, or a higher current interest rate declared by Provident Mutual.  (See “Allocation of Premiums”, Page 10.)

Transfers.  On or before the Maturity Date, the Owner may request a transfer of all or part of the amount in a Subaccount or the Guaranteed Account to another Subaccount or the Guaranteed Account subject to certain restrictions.

The total amount transferred each time must be at least $500 or the entire amount in the Subaccount, if less.  Only one transfer out of the Guaranteed Account is allowed each Contract Year and must be made within 30 days of the Contract Anniversary and is limited in amount.  After four transfers during a Contract year, a Transfer Processing Fee of $25 will be assessed for each additional transfer during such Contract Year.  (See “Transfer Privilege”, Page 12.)

Withdrawals.  After the end of the first Contract Year and at any time before the earlier of the death of the Annuitant or the Maturity Date, the Owner may withdraw part of the Cash Surrender Value (Contract Account Value less any applicable Surrender Charge), subject to certain limitations.  (See “Withdrawals”, Page 13.)

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Surrender. Upon Written Notice received at the Administrative Office on or before the earlier of the death of the Annuitant or the Maturity Date, the Owner may surrender the full Contract value and receive its Cash Surrender Value (Contract Account Value less any applicable Surrender Charge).  (See “Surrender”, Page 13.)

Death Benefit.  If the Annuitant dies before the Maturity Date, the Beneficiary will receive a death benefit equal to the greater of: the premiums paid less any withdrawn amounts (including applicable surrender charges) and incurred taxes; or the Contract Account Value on the date of receipt of due proof of the Annuitant’s death.  If the Owner dies before the Maturity Date, the Contract Account Value must generally be distributed to the Beneficiary within five years after the date of the Owner’s death.  (See “Death Benefit Before Maturity Date”, Page 14.)

Charges and Deductions

The following charges and deductions are made in connection with the Contract:

Surrender Charge (Contingent Deferred Sales Charge).  No charge for sales expenses is deducted from premiums at the time premiums are paid.  however, if a Contract has not been in force for six full Contract Years, upon surrender or for certain withdrawals a surrender charge is deducted from the amount of the surrender or withdrawal.

For the first Contract Year, the charge is 6% of the amount withdrawn or surrendered.  Thereafter, the Surrender Charge decreases by 1% each subsequent Contract Year.  In no event will the total Surrender Charge on any one Contract exceed 8½% of the total gross premiums paid under the Contract.  (See “Charges for Withdrawals or Surrender”, Page 17.)

Subject to certain restrictions, up to 10% of the Contract Account Value as of the beginning of a Contract Year may be surrendered or withdrawn during such Contract Year free of the Surrender Charge.  (See “Amounts Not Subject to Surrender Charge,” Page 18.)

Annual Administration Fee.  On each Contract Anniversary prior to and including the Maturity Date, and on the Maturity Date if it is not a Contract Anniversary, Provident Mutual deducts an Annual Administration Fee of $30 from the Contract Account Value.  The charge is also deducted upon surrender if the surrender occurs on other than the Contract Anniversary.  (See “Annual Administration Fee”, page 18.)

Transfer Processing Fee.  The first four transfers of amounts in the Subaccounts and the Guaranteed Account each Contract Year are free.  A $25 transfer charge will be assessed for each additional transfer during such Contract Year.  (See “Transfer Processing Fee”, page 18.)

Mortality and Expense Risk Charge.  Provident Mutual deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks.  On or prior to the Maturity Date, the charge is deducted from the assets of the Variable Account at an annual rate of 1.20% (approximately 0.50% for mortality risk and 0.70% for expense risks).  Provident Mutual reserves the right to increase this charge, but in no event will it be greater than 1.25%.  (See “Mortality and Expense Risk Charge”, Page 18.)

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Premium Taxes.  If state or other premium taxes are applicable to a Contract, they will be deducted, depending upon when such taxes are paid to the taxing authority, either: (i) from premiums as they are received; or (ii) from the Contract Account Value upon a withdrawal from or surrender of the Contract or upon application of the Contract Account Value to a Payment Option.  Because Provident Mutual is domiciled in Pennsylvania, the Pennsylvania premium tax rate of 2% will apply in a number of states which impose retaliatory premium taxes.  (See “Premium Taxes”, Page 19.)

Investment Advisory Fee of the Fund.  Because the Variable Account purchases shares of the Fund, the net assets of the Variable Account will reflect the investment advisory fee incurred by each Portfolio of the Fund.  Each investment advisor is paid a daily fee by the Fund for its investment advisory services for each Portfolio.  The fee ranges from an annual rate of 0.25% to 0.75% of the average daily net assets of the Portfolio, depending upon the Portfolio and the assets of such Portfolio.  (See “Other Charges Including Investment Advisory Fees of the Fund”, Page 19 and the Fund Prospectus).

Other Expenses of the Fund.  Each Portfolio of the Fund in which the Variable Account invests is responsible for its own expenses.  At the present time, any expenses in excess of 0.40% (0.75% for the International Portfolio) are reimbursed by Provident Mutual.  The expense reimbursement agreement is subject to termination and if the agreement is terminated, Fund expenses will increase.

Annuity Provisions

Maturity Date.  On the Maturity Date, the Contract Account Value (less applicable Premium Tax) will be applied under a Payment Option, unless the Owner chooses to receive the Cash Surrender Value in a lump sum.

Payment Options.  Payments under these options do not depend upon the Variable Account’s performance.  The Payment Options are: Life Annuity; Life Annuity with 10 years Guaranteed; and Alternate Income Option.  (See “Payment Options”, Page 19.)

Federal Tax Status

Generally, a distribution (including a surrender, withdrawal or death benefit payment) may result in adverse Federal income tax consequences.  In certain circumstances, a 10% penalty tax may apply.  For a further discussion of the Federal income status of Variable Annuity Contracts, see “Federal Tax Status”, Page 23.

CONDENSED FINANCIAL INFORMATION

The following condensed financial information is derived from the financial statements of the Variable Account.  The data should be read in conjunction with the financial statements, related notes and other financial information included in the Statement of Additional Information.  See “Financial Statements”, Page 30, concerning financial statements contained in the Statement of Additional Information.

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Subaccount	Units Value as of 12/31/93	Number of Units Outstanding as of 12/31/93
Growth	55.55	453.90
Money Market	51.31	490.39
Bond	57.30	431.24
Managed	59.73	417.38
Aggressive Growth	53.80	493.42
International	64.38	416.01

THE COMPANY, VARIABLE ACCOUNT AND FUND

Provident Mutual Life Insurance Company of Philadelphia

The Contracts are issued by Provident Mutual Life Insurance Company of Philadelphia (“Provident Mutual”).  Provident Mutual was chartered by the Commonwealth of Pennsylvania in 1865 and is licensed to transact life insurance business in all states and the District of Columbia.  At the end of 1993, Provident Mutual had total assets of approximately $3.8 billion.

Provident Mutual is subject to regulation by the Insurance Department of the Commonwealth of Pennsylvania, as well as by the insurance departments of all other states and jurisdictions in which it does business.  Provident Mutual submits annual statements on its operations and finances to insurance officials in such states and jurisdictions.  The forms for the Contract described in this Prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Contracts are sold.

The Provident Mutual Variable Annuity Separate Account

The Provident Mutual Variable Annuity Separate Account is a separate investment account of Provident Mutual, established by the Board of Directors of Provident Mutual on October 19, 1992 under Pennsylvania law.  Provident Mutual has caused the Variable Account to be registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act  of 1940 (the “1940 Act”).  Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

The assets of the Variable Account are owned by Provident Mutual.  However, these assets are held separate from other assets and are not part of Provident Mutual’s General Account.  The portion of the assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business Provident Mutual conducts.  Provident Mutual may transfer to its General Account any assets of the Variable Account which exceed the reserves and the Contract liabilities of the Variable Account (which will always be at least equal to the aggregate Contract value allocated to the Variable Account under the Contracts).

The income, gains, or losses, whether or not realized, from the assets of each Subaccount of the Variable Account are credited to or charged against that Subaccount without regard to any other income, gains, or losses. Provident Mutual may accumulate in the Variable Account the

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charge for expenses, mortality gains and losses and investment results applicable to those assets that are in excess of the net assets supporting the Contracts.

The Variable Account currently has six Subaccounts:  Growth; Money Market; Bond; Managed; Aggressive Growth and International.  The assets of each Subaccount are invested in shares of a corresponding Portfolio of the Fund.

The Market Street Fund, Inc.

The Growth, Money Market, Bond, Managed, Aggressive Growth and International Subaccounts invest in shares of The Market Street Fund, Inc., a “series” type of mutual fund which is registered with the SEC under the 1940 Act as a diversified open-end management investment company.  The Fund currently issues six “series” or classes of shares, each of which represents an interest in a separate Portfolio within the Fund:  the Growth Portfolio, the Money Market Portfolio, the Bond Portfolio, the Managed Portfolio, the Aggressive Growth Portfolio and the International Portfolio.  Shares of each Portfolio currently are purchased and redeemed by the corresponding Subaccount.  The Fund sells and redeems its shares at net asset value without a sales charge.

The fund presently also serves as an investment medium for variable life insurance policies issued by Provident Mutual and for variable annuity contracts issued by Providentmutual Life and Annuity Company of America (PLACA), a wholly-owned subsidiary of Provident Mutual.  At some later date the Fund may serve as an investment medium for other variable life insurance policies and variable annuity contracts issued by Provident Mutual or PLACA and may be made available as an investment medium for variable contracts issued by other insurance companies, including affiliated and unaffiliated companies of Provident Mutual.  Provident Mutual currently does not foresee any disadvantages to Owners arising out of the fact that the Fund sells shares to fund products other than Provident Mutual’s contracts.  However, the fund’s Board of Directors will monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response to those events or conflicts.  If a material irreconcilable conflict does arise between or among separate accounts, a separate account may be required to withdrawn from participation in the Fund.

The investment objectives of the fund’s Portfolios are set for the below.  The investment experience of each of the Subaccounts of the Variable Account depends on the investment performance of the corresponding Portfolio.  There is no assurance that any Portfolio will achieve its stated objective.

The Growth Portfolio.  This Portfolio seeks intermediate and long-term growth of capital by investing in common stocks of companies believed to offer above-average growth potential over both the intermediate and the long-term.  Current income is a secondary consideration.

The Money Market Portfolio.  The Money Market Portfolio seeks to provide maximum current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

The Bond Portfolio.  The Bond Portfolio seeks to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

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The Managed Portfolio.  The Managed Portfolio seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments or a combination thereof.

The Aggressive Growth Portfolio.  The Aggressive Growth Portfolio seeks to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies.

The International Portfolio.  The International Portfolio seeks long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established non-United States companies.

With respect to the Growth Portfolio, the Fund is advised by Newbold’s Asset Management, Inc. (“NAM”) which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.  As compensation for its services, NAM receives monthly compensation at an effective annual rate of 0.50% of the first $20 million of the average daily net assets of the Growth Portfolio, 0.40% of the next $20 million of the average daily net assets of the Portfolio, and 0.30% of the average daily net assets in excess of $40 million.

With respect to the Money Market Portfolio, the Fund is advised by Providentmutual Investment Management Company (“PIMC”), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.  As compensation for its services, PIMC receives monthly compensation at an effective annual rate of 0.25% of the average daily net assets of the Portfolio.

With respect to the Bond, Managed and Aggressive Growth Portfolios, the Fund is advised by Sentinel Advisors Company (“SAC”), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.  As compensation for its services, SAC receives monthly compensation as follows:

Bond Portfolio.  0.35% of the first $100 million of the average daily net assets of the Portfolio and 0.30% of the average daily net assets in excess of $100 million.

Managed Portfolio.  0.40% of the first $100 million of the average daily net assets of the Portfolio and 0.35% of the average daily net assets in excess of $100 million.

Aggressive Growth Portfolio.  0.50% of the first $20 million of the average daily net assets of the Portfolio, 0.40% of the next $20 million of the average daily net assets of the Portfolio and 0.30% of the average daily net assets in excess of $40 million.

With respect to the International Portfolio, the Fund is advised by PIMC which receives monthly compensation at an effective annual rate of 0.75% of the first $500 million of the average daily net assets of the Portfolio and 0.60% of the average daily net assets in excess of $500 million.  PIMC has employed Cseh International and Associates, Inc. (“Cseh”) to provide investment advisory services in connection with the Portfolio.  As compensation for the investment advisory services rendered, PIMC pays Cseh a monthly fee at an effective annual rate of 0.375% of the first $500 million of the average daily net assets of the Portfolio and 0.30% of the average daily net assts in excess of $500 million.

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In addition to the fee for the investment advisory services, the Fund pays its own expenses generally, including brokerage costs, administrative costs, custodian costs, and legal, accounting and printing costs.  However, Provident Mutual has entered into an agreement with the fund whereby it will reimburse the Fund for all ordinary operating expenses, excluding advisory fees, in excess of an annual rate of 0.40% of the average daily net assets of each Portfolio except the International Portfolio and 0.75% for the International Portfolio.  Continuation of the agreement must be approved each year.  It is anticipated that this agreement will continue past the current year; if it is terminated, Fund expenses will increase.

A full description of the Fund, its investment objectives and policies, its risks, expenses, and all other aspects of its operation is contained in the attached Prospectus for the Fund, which should be read carefully together with this Prospectus before investing.

Addition, Deletion or Substitution of Investments

Provident Mutual reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase.  If the shares of a Portfolio of the Fund are no longer available for investment or if in Provident Mutual’s judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Variable Account, Provident Mutual may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management company.  Provident Mutual will not substitute any shares attributable to a Contract’s interest in a Subaccount of the Variable Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

Provident Mutual also reserves the right to establish additional Subaccounts of the Variable Account, each of which would invest in shares corresponding to a new Portfolio of the Fund or in shares of another investment company having a specified investment objective.  Subject to applicable law and any required SEC approval, Provident Mutual may, in our sole discretion, establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant.  Any new Subaccounts may be made available to existing Contract Owners on a basis to be determined by Provident Mutual.

If any of these substitutions or changes are made, Provident Mutual may by appropriate endorsement change the Contract to reflect the substitution or change.  If Provident Mutual deems it to be in the best interest of Contract Owners and Annuitants, and subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management company under the 1940 Act, it may be deregistered under the Act if registration is no longer required, or it may be combined with other Provident Mutual separate accounts.

DESCRIPTION OF ANNUITY CONTRACT

Issuance of a Contract
In order to purchase a Contract, application must be made to Provident Mutual through a licensed representative of Provident Mutual, who is also a registered representative of PML Securities Company (“PML)” or a broker-dealer having a selling agreement with PML or a broker/dealer having a selling agreement with such broker/dealer.  Contracts may be sold to or in

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connection with retirement plans which do not qualify for special tax treatment (Non-Qualified Plans) as well as retirement plans that qualify for special tax treatment under the Internal Revenue Code (Qualified Plans).  The maximum Issue Age is 70 for Contracts issued in connection with such retirement plans and 80 for Non-Qualified Contracts.

Premiums

The minimum initial premium which Provident Mutual will accept is $2,000.  Subsequent premium payments may be paid under the Contract at any time during the Annuitant’s lifetime and before the Maturity Date and must be for at least $100 each for Non-Qualified Contracts and $50 each for Qualified Contracts.

At the time of application, a Planned Periodic Premium schedule may be selected based on a periodic billing mode of annual, semi-annual, or quarterly payment.  The Owner will receive a premium reminder notice at the specified interval.  The Owner may change the Planned Periodic Premium frequency and amount.  Also, under the Automatic Payment Plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source rather than being “billed.”

Free-Look Period

The Contract provides for an initial “free-look” period.  The Owner has the right to return the Contract within 10 days after such Owner receives the Contract.  When Provident Mutual receives the returned Contract at its Administrative Office, it will be cancelled and Provident Mutual will refund to the Owner an amount equal to the greater of:  (a) the premiums paid under the Contract; and (b) the sum of (i) the Contract Account Value as of the earlier of the date the returned Contract is received by Provident Mutual at its Administrative Office or by the Provident Mutual representative through whom the Contract was purchased; plus (ii) the amount of any charges deducted from the Variable Account except the Mortality and Expense Risk Charge and the Fund’s advisory fees and operating expenses.

Allocation of Premiums

If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial premium, the initial Net Premium (premium less deduction of any required premium tax) will be allocated between the Money Market Subaccount and the Guaranteed Account within two business days of receipt of such premium by Provident Mutual at its Administrative Office.  If the application is not properly completed, Provident Mutual will retain the premium for up to five business days while it attempts to complete the application.  If the application is not complete at the end of the 5-day period, Provident Mutual will inform the applicant of the reason for the delay and the initial premium will be returned immediately, unless the applicant specifically consents to Provident Mutual retaining the premium until the application is completed.  Once the application is complete, the initial Net Premium will be allocated within two business days.

At the time of application, the Owner selects how the initial Net Premium is to be allocated among the Subaccounts and the Guaranteed Account.  The portion of the initial Net Premium which is to be allocated to the Subaccounts of the Variable Account will be allocated to the Money Market Subaccount for a 15-day period.  After the expiration of such 15-day period,

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 the amount in the Money Market Subaccount will be allocated to the chosen Subaccounts based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Subaccount allocation percentages.  Any subsequent Net Premiums will be allocated at the end of the Valuation Period in which the subsequent premium is received by Providentmutual in the same manner, unless the allocation percentages are changed. Premiums will be allocated in accordance with the allocation schedule in effect at the time the premium payment is received.

The values of the Subaccounts of the Variable Account will vary with the investment experience of the Subaccounts, and the Owner bears the entire investment risk.  Owners should periodically review their allocation schedule for premiums in light of market conditions and the Owner’s overall financial objectives.

Variable Account Value

The Variable Account Value will reflect the investment experiences of the chosen Subaccounts of the Variable Account, any premiums paid, any withdrawals, any surrenders, any transfers, and any charges assessed in connection with the Contract. There is no guaranteed minimum Variable Account Value, and, because a Contract’s Variable Account Value on any future date depends upon a number of variables, it cannot be predetermined.

Calculation of Variable Account Value.  The Variable Account Value is determined on each Valuation Day.  This value will be the aggregate of the values attributable to the Contract in each of the Subaccounts, determined for each Subaccount by multiplying the Subaccount’s Unit Value on the relevant Valuation Date by the number of Subaccount units allocated to the Contract.

Determination of Number of Units.  Any amounts allocated to the Subaccounts will be converted into units of the Subaccount.  The number of units to be credited to the Contract is determined by dividing the dollar amount being allocated to the Subaccount by the Unit Value for that Subaccount at the end of the Valuation Period during which the amount was allocated.  The number of units in any Subaccount will be increased at the end of the Valuation Period by any premiums allocated to the Subaccount during the current Valuation Period and by any transfers to the Subaccount from another Subaccount or from the Guaranteed Account during the current Valuation Period.  The number of units in any Subaccount will be decreased at the end of the Valuation Period by any amounts transferred from the Subaccount to another Subaccount or the Guaranteed Account during the current Valuation Period and any surrender charge upon a withdrawal or surrender and the Annual Administration Fee assessed in connection with the Contract during the current Valuation Period.

Determination of Unit Value.  The Unit Value for each Subaccount’s first Valuation Period is set at $1.  The Unit Value for Subaccount is calculated for each subsequent Valuation Period by multiplying the Unit Value at the end of the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the value is being determined.

Net Investment Factor.  The Net Investment Factor is an index that measures the investment performance of a Subaccount from one Valuation Period to the next.  Each Subaccount has its own Net Investment Factor, which may be greater or less than one.  The Net Investment Factor for each Subaccount for a Valuation Period equals 1 plus the fraction obtained by dividing (a) by (b) where:

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(a)           is the net result of:

1.	the investment income, dividends, and capital gains, realized or unrealized, credited during the current Valuation period; plus

2.	any amount credited or released from reserves for taxes attributable to the operation of the Subaccount; minus

3.	the capital losses, realized or unrealized, charged during the current Valuation Period; minus

4.	any amount charged for taxes or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of the Subaccount; minus

5.	the amount charged for mortality and expense risk for the Valuation Period; and

(b)	is the value of the assets in the Subaccount at the end of the preceding Valuation
Period, adjusted for allocations and transfers to and withdrawals and transfers from the Subaccount occurring during the preceding Valuation Period.

Transfer Privilege

Before the Maturity Date, an owner may transfer all or a part of an amount in the Subaccount(s) to another Subaccount(s) or to the Guaranteed Account, or transfer a part of an amount in the Guaranteed Account to the Subaccount(s), subject to these general restrictions and the additional restrictions below.  The minimum transfer amount must be the lesser of $500 or the entire amount in that Subaccount or the Guaranteed Account.  A transfer request that would reduce the amount in a Subaccount or the Guaranteed Account below $500 will be treated as a transfer request for the entire amount in that Subaccount or the Guaranteed Account.

The transfer will be made on the day Written Notice requesting such transfer is received by Provident Mutual.  There is no limit on the number of transfers which can be made between Subaccounts or to the Guaranteed Account.  However, only one transfer may be made from the Guaranteed Account each Contract Year (See “Transfers from Guaranteed Account”, Page 16).  The first four transfers during each Contract Year are free.  Any unused free transfers do not carry over to the next Contract Year.  A $25 Transfer Processing Fee will be assessed for the fifth and subsequent transfers during a Contract Year.  For the purpose of assessing the fee, each written request is considered to be one transfer, regardless of the number of Subaccounts or the Guaranteed Account affected by the transfer.  The processing fee will be deducted from the amount being transferred.

Telephone Transfers.  Transfers will be made based upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization is provided to Provident Mutual.  Provident Mutual reserves the right to suspend telephone transfer privileges at any time, for any class of Contracts, for any reason.  Telephone transfers are not permitted for Contracts sold to residents of New York State.

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Provident Mutual will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and if it follows such procedures it will not be liable for any losses due to unauthorized or fraudulent instructions.  Provident Mutual, however, may be liable for such losses if it does not follow those reasonable procedures.  The procedures Provident Mutual will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction and making a tape-recording of the instructions given by telephone.

Withdrawals and Surrender

Withdrawals.  After the end of the first Contract Year and at any time before the earlier of the death of the Annuitant or the Maturity Date, an Owner may withdraw part of the Cash Surrender Value.  The minimum amount which may be withdrawn is $500; the maximum amount is that which would leave a Cash Surrender Value of less than $2,000.  A withdrawal request which would reduce the amount in a Subaccount or in the Guaranteed Account below $500 will be treated as a request for full withdrawal of the amount in that Subaccount or the Guaranteed Account.  Provident Mutual will withdraw the amount requested from the Contract Account Value on the day Written Notice for the withdrawal is received at its Administrative Office.  Any applicable Surrender Charge will be deducted from the remaining Contract Account Value.  (See “Surrender Charge”, Page 17.)

The Owner may specify the amount to be withdrawn from certain Subaccounts or Guaranteed Account for the withdrawal.  If the Owner does not so specify or the amount in the designated Subaccounts or Guaranteed Account is inadequate to comply with the request, the withdrawal will be made from each Subaccount and the Guaranteed Account based on the proportion that the value in such account bears to the Contract Account Value immediately prior to the withdrawal.

A withdrawal may have adverse Federal income tax consequences.  (See “Taxation of Annuities”, Page 24.)

Surrender.  At any time before the earlier of the death of the Annuitant or the Maturity Date, the Owner may request a surrender of the Contract for its Cash Surrender Value (Contract Account Value less any applicable Surrender Charge).  The proceeds paid to the Contract Owner will equal the amount of the surrender less the Surrender Charge and any withholding or premium taxes. (See “Surrender Charge”, Page 17.)  The Cash Surrender Value will be determined on the date Written Notice of surrender and the Contract are received at Provident Mutual’s Administrative Office.  The Cash Surrender Value will be paid in a lump sum unless the Owner requests payment under a Payment Option.  A surrender may have adverse Federal income tax consequences.  (see “Taxation of Annuities”, Page 24.)

Restrictions on Distributions from Certain Contracts.  There are certain restrictions on surrenders of and withdrawals from Contracts used as funding vehicles for Internal Revenue Code Section 403(b) retirement plans.  Section 403(b) (11) of the Internal Revenue Code of 1986, as amended, restricts the distribution under Section 403(b) annuity contracts of:  (i) elective contributions made in years beginning after December 31, 1988; (ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989.  Distributions of those amounts may only occur upon the death of the

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employee, attainment of age 59½, separation from service, disability, or financial hardship.  In addition, income attributable to elective contributions may not be distributed in the case of hardship.

    Contract Termination.  Provident Mutual may end this Contract and pay the Cash Surrender Value to the Owner if, before the Maturity Date, all of these events simultaneously exist:

1.           no premiums have been paid for at least two years;

2.           the Contract Amount Value is less than $2,000; and

3.           the total premiums paid, less any partial withdrawals, are less than $2,000.

Provident Mutual will mail the Owner a notice of its intention to end the Contract at least six months in advance.  The Contract will automatically terminate on the date specified in the notice, unless Provident Mutual receives an additional premium payment before the termination date specified in the notice.  This additional premium payment must be for at least the required minimum amount.

Death Benefit Before Maturity Date

Death of Annuitant.  If the Annuitant dies before the Maturity Date (and the Annuitant is not the Owner), Provident Mutual will pay the death benefit under the Contract to the Beneficiary.  The death benefit is equal to the greater of: the premiums paid, less any withdrawals (including applicable surrender charges); or the Contract Account Value on the date Provident Mutual receives due proof of Annuitant’s death.  There is no death benefit payable if the Annuitant dies after the Maturity Date.  The proceeds will be paid to the Beneficiary in a lump sum unless the Owner or Beneficiary elects a Payment Option.

Death of Owner.  If the Owner dies before the Maturity Date, Federal tax law requires (for a Non-Qualified Contract) that the Contract Account Value be distributed to the Beneficiary within five years after the date of the Owner’s death.  If the Owner dies on or after the Maturity Date, any remaining payments must be distributed at least as rapidly as under the Payment Option in effect on the date of such Owner’s death.

These distribution requirements will be considered satisfied as to any portion of the proceeds payable to or for the benefit of a designated Beneficiary, and which is disturbed over the life (or a period not exceeding the life expectancy) of that Beneficiary, provided that such distribution begin within one year of the Owner’s death.  However, if the Owner’s spouse is the designated Beneficiary, the Contract may be continued with such surviving spouse as the new Owner.

If the Owner is not an individual, the Annuitant, as determined in accordance with Section 72(s) of the Internal Revenue Code, will be treated as Owner for the purposes of these distribution requirements, and any changes in the Annuitant will be treated as the death of the Owner.

Other rules may apply to a Qualified Contract.

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Proceeds on Maturity Date

The Maturity Date is selected by the Owner.  For Non-Qualified Contracts, the Maturity Date may not be after the later of Annuitant’s age 85 or 10 years after the Contract Issue Date, unless extended.  For Qualified Contracts, the Maturity Date must be between Annuitant’s ages 59½ or 70½.

On the Maturity Date, the proceeds will be applied under the Life Annuity with Ten Year Certain Payment Option, unless the Owner chooses to have the proceeds paid under another Payment Option or in a lump sum.  If a Payment Option is elected, the amount which will be applied is the Contract Account Value; if a lump sum payment is chosen, the amount paid will be the Cash Surrender Value on the Maturity Date.

The Maturity Date may be changed subject to these limitations:  the Owner’s Written Notice must be received at the Administrative Office at least 30 days before the current Maturity Date; the requested Maturity Date must be a date that is at least 30 days after the receipt of the Written Notice; and the requested Maturity Date must be not later than the first day of the month after the Annuitant’s 90th birthday, or any earlier date required by law.

Payments

Any withdrawal, Cash Surrender Value, or death benefit will usually be paid within seven days of receipt of written request or receipt and filing of due proof of death.  However, payments may be postponed if:

1.	the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

2.	the SEC permits by an order the postponement for the protection of policyowners; or

3.
the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account’s net assets not reasonably practicable.

If a recent check or draft has been submitted, Provident Mutual has the right to defer payment until such check or draft has been honored.

Provident Mutual has the right to defer payment of any withdrawal, cash surrender, or transfer from the Guaranteed Account for up to six months from the date of receipt of Written Notice for a withdrawal, surrender, or transfer.  If payment is not made within 30 days after receipt of documentation necessary to complete the transaction, or such shorter period required by a particular jurisdiction, interest will be added to the amount paid from the date of receipt of documentation at 3% or such higher rate required for a particular state.

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Modification

Upon notice to the Owner, Provident Mutual may modify the Contract, but only if such modification:

1.	is necessary to make the Contract, or the Variable Account comply with any law or regulation issued by a governmental agency to which Provident Mutual is subject; or

2.	is necessary to assure the continued qualification of the Contract under the Internal Revenue Code or other Federal or state laws relating to retirement annuities or variable annuity contracts; or

3.           is necessary to reflect a change in the operation of the Variable Account; or

4.           provides additional Variable Account and/or fixed accumulation options.

In the event of any such modification, Provident Mutual will make appropriate endorsement to the Contract.

Reports to Contract Owners

At least annually, Provident Mutual will mail to each Contract Owner, at such Owner’s last known address of record, a report containing the Contract Account Value and Cash Surrender Value of the Contract and any further information required by any applicable law or regulation.  The information will be as of a date not more than two months prior to the date of mailing.

Contract Inquiries

Inquiries regarding a Contract may be made by writing to Provident Mutual at its Administrative Office, 300 Continental Drive, Newark, Delaware 19713.

THE GUARANTEED ACCOUNT

An Owner may allocate some of all of the Net Premiums and transfer some or all of the Contract Account Value to the Guaranteed Account, which is part of Provident Mutual’s General Account and pays interest at declared rates guaranteed for each calendar year (subject to a minimum guaranteed interest rate of 4%).  The principal, after deductions, is also guaranteed.  Provident Mutual’s General Account supports its insurance and annuity obligations.  The Guaranteed Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Guaranteed Account nor Provident Mutual’s General

Account has been registered as an investment company under the Investment Company Act of 1940.  Therefore, neither Provident Mutual’s General Account, the Guaranteed Account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act.  The disclosures relating to these accounts which are included in this Prospectus are for your information and have not been reviewed by the SEC.  However, such disclosures may be subject

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to certain generally applicable provisions of Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.
The portion of the Contract Account Value allocated to the Guaranteed Account will be credited with rates of interest, as described below.  Since the Guaranteed Account is part of Provident Mutual’s General Account, Provident Mutual assumes the risk of investment gain or loss on this amount.  All assets in the General Account are subject to Provident Mutual’s general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

The Guaranteed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 4%.  Provident Mutual intends to credit the Guaranteed Account Value with current rates in excess of the minimum guarantee but is not obligated to do so.  These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates.  Since Provident Mutual, it its sole discretion, anticipates changing the current interest rates from time to time, different allocations to and from the Guaranteed Account Value will be credited with different current interest rates.  The interest rate to be credited to each amount allocated or transferred to the Guaranteed Account will apply to the end of the calendar year in which such amount is received or transferred.  At the end of the calendar year, Provident Mutual will determine a new current interest rate on such amount and accrued interest thereon (which may be a different current interest rate from the current interest rate on new allocations to the Guaranteed Account on that date). The rate declared on such amount and accrued interest thereon at the end of each calendar year will be guaranteed for the following calendar year.  Any interest credited on the amounts in the Guaranteed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of Provident Mutual.  The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

Amounts deducted from the Guaranteed Account for the administration fee, withdrawals, transfers to the Subaccounts, or other charges are currently, for the purpose of crediting interest, accounted for on a last-in, first-out (“LIFO”) method.

Provident Mutual reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the period for which the interest rate applies to less than a calendar year (except for the year in which such amount is received or transferred).

Calculation of Guaranteed Account Value.  The Guaranteed Account Value at any time is equal to amounts allocated and transferred to it plus interest credited to it, minus amounts deducted, transferred, or withdrawn from it.

Transfers from Guaranteed Account

Within 30 days prior to or following any Contract Anniversary, one transfer is allowed from the Guaranteed Account to any or all of the Subaccounts.  The amount transferred from the Guaranteed Account may not exceed 25% of the Guaranteed Account Value on the date of transfer, unless the balance after the transfer is less than $500, in which case the entire amount will be transferred.  If the written request for such transfer is received prior to the Contract Anniversary, the transfer will be made as of the Contract Anniversary; if the written request is

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received after the Contract Anniversary, the transfer will be made as of the date Provident Mutual receives the written request at its Administrative Office.

Payment Deferral

Provident Mutual has the right to defer payment of any withdrawal, cash surrender, or transfer from the Guaranteed Account for up to six months from the date of receipt of the Written Notice for withdrawal, surrender, or transfer.

CHARGES AND DEDUCTIONS

Surrender Charge (Contingent Deferred Sales Charge)
General.  No charge for sales expense is deducted from premiums at the time premiums are paid.  However, within certain time limits described below, a Surrender Charge (contingent deferred sales charge) is deducted from the Contract Account Value if a withdrawal is made or a Contract is surrendered before annuity payments begin.  In the event surrender charges are not sufficient to cover sales expenses, the loss will be borne by Provident Mutual; conversely, if the amount of such charges proves more than enough, the excess will be retained by Provident Mutual.  Provident Mutual does not currently believe that the surrender charges imposed will cover the expected costs of distributing the Contracts.  Any shortfall will be made up from Provident Mutual’s general assets, which may include amounts derived from the Mortality and Expense Risk Charge.

Charges for Withdrawal or Surrender.  During the first six Contract Years, if a withdrawal is made or a Contract is surrendered, the applicable Surrender Charge will be as follows:

       Contract Year in Which                                                                                        Charges as Percentage of
                        Withdrawal or                                                                               Amount
           Surrender Occurs                                 Withdrawn or Surrendered 1 6%
2                                                                           5
3                                                                           4
4                                                                           3
5                                                                           2
6                                                                           1
     7 and after                                                                      0

No Surrender Charge is deducted if the withdrawal or surrender occurs after six full Contract Years.  In addition, no Surrender Charge is deducted on the Maturity Date if the Contract proceeds are applied under a Payment Option.

In no event will the total Surrender Charges assessed under a Contract exceed 8½% of the total gross premiums paid under that contract.

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If the Contract is being surrendered, the Surrender Charge is deducted from the Contract Account Value in determining the Cash Surrender Value.  For withdrawal, the Surrender Charge is deducted from the Contract Account Value remaining after the amount requested is withdrawn

Amounts Not Subject to Surrender Charge.  Subject to certain restrictions, up to 10% of the Contract Account Value as of the beginning of a Contract Year may be withdrawn or surrendered in that Contract Year without a Surrender Charge.  Specifically, the otherwise applicable Surrender Charge will not be applied to the first and second withdrawals during the Contract Year to the extent that the amount withdrawn is not in excess of 10% of the Contract Account Value as of the beginning of the Contract Year.

Any amounts withdrawn in excess of 10% or subsequent to the second withdrawal will be assessed a Surrender Charge.  This right is not cumulative from Contract Year to Contract Year.  If the Contract is surrendered and there have been no prior withdrawals during such Contract Year, no Surrender Charge will apply to the amount of the surrender up to 10% of the Contract Account Value as of the beginning of that Contract Year.  If a surrender is made during a Contract Year in which one or more withdrawals have been made, the Contract Owner may surrender free of charge an amount equal to 10% of the Contract Account Value as of the beginning of the Contract Year less the total amount previously withdrawn during such Contract Year without imposition of the Surrender Charge.  In the event that a surrender is made in excess of the amount which may be surrendered free of charge, only the excess amount will be subject to the Surrender Charge.

Annual Administration Fee

On each Contract Anniversary prior to and including the Maturity Date, and upon surrender of the Contract or on the Maturity Date (other than on a Contract Anniversary), Provident Mutual deducts from the Contract Account Value an Annual Administration Fee of $30 to reimburse it for administrative expenses relating to the Contract.  The charge will be deducted from each Subaccount and Guaranteed Account based on the proportion that the value in each such account bears to the total Contract Account Value.  Provident Mutual does not expect to make a profit on this charge.  No administration charge is payable during the annuity period.

Transfer Processing Fee

The first four transfers during each Contract Year are free.  A $25 Transfer Processing Fee will be assessed for each additional transfer during such Contract Year.  For the purpose of assessing the fee, each Written Notice of transfer is considered to be one transfer, regardless of the number of Subaccounts or accounts affected by the transfer.  The processing fee will be deducted from the amount being transferred.  Provident Mutual does not expect a profit from this fee.

Mortality and Expense Risk Charge

To compensate Provident Mutual for assuming mortality and expense risks, prior to the Maturity Date Provident Mutual deducts a daily Mortality and Expense Risk Charge from the assets of the Variable Account.  Provident Mutual will initially impose a charge in an amount that is equal to an annual rate of 1.20% (daily rate of 0.003288%) (approximately 0.50% for

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mortality risk and 0.70% for expense risk).  Provident Mutual reserves the right to increase this charge but not in excess of an annual rate of 1.25%.

The mortality risk Provident Mutual assumes is that Annuitants may live for a longer period of time than estimated when the guarantees in the contract were established.  Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received.  The mortality risk Provident Mutual assumes also includes a guarantee to pay a death benefit if the Annuitant dies before the Maturity Date.  The expense risk Provident Mutual assumes is the risk that the surrender charges, administration fees, and transfer fees may be insufficient to cover actual future expenses.

If the Mortality and Expense Risk Charge is insufficient to cover the actual cost of the mortality and expense risks undertaken by Provident Mutual, Provident Mutual will bear the loss.  Conversely, if the charge proves more than sufficient, the excess will be profit to Provident Mutual and will be available for any proper corporate purpose including, among other things, payment of sales expenses.

Other Charges Including Investment Advisory Fees of the Fund

Because the Variable Account purchases shares of the Fund, the net assets of the Variable Account will reflect the investment advisory fees and operating expenses incurred by the Fund.  The investment adviser for each Portfolio is paid a daily fee by the Fund for its investment advisory services.  Depending upon the Portfolio, this fee ranges from 0.25% to 0.75% of the average daily net assets of the Portfolio.  See the accompanying current Prospectus for the Fund.

Each Portfolio of the Fund is responsible for its operating expenses.  However, Provident Mutual has agreed to reimburse such expenses in excess of 0.40% of the net assets of each Portfolio except the International Portfolio for which it has agreed to reimburse expenses in excess of 0.75%.  Continuation of the Reimbursement Agreement must be approved each year.  It is expected that the agreement will continue past the current year; if it does not, Fund expenses will increase.

Premium Taxes

Various states and other governmental entities levy a premium tax, currently ranging up to 3.5%, on annuity contracts issued by insurance companies.  Many states levy a retaliatory premium tax based on the premium tax rate assessed by the insurer’s domiciliary state.  Pennsylvania currently imposes a 2% premium tax on Non-Qualified Contracts which will apply in those states which levy a retaliatory premium tax, unless the premium tax rate in such state is higher.  Premium tax rates are subject to change from time to time by legislative and other governmental action.  In addition, other governmental units within a state may levy such taxes.

The timing of tax levies varies from one taxing authority to another.  If premium taxes are applicable to a Contract, they will be deducted, depending on when such taxes are paid to the taxing authority, either (a) from premiums as they are received, or (b) from the Contract proceeds upon (i) a withdrawal from or surrender of the Contract or (ii) application of the proceeds to a Payment Option.  Pennsylvania requires that premium taxes be paid from premiums as they are received.  States applying a retaliatory premium tax will also require that the premium tax be paid upon receipt of the premium.

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Other Taxes

Currently, no charge will be made against the Variable Account for any Federal income taxes.  Provident Mutual may, however, make such a charge in the future if income or gains within the Variable Account will result in any Federal income tax liability to Provident Mutual.  Charges for other taxes attributable to the Variable Account, if any, may also be made.

PAYMENT OPTIONS

The Contract ends on the Maturity Date, at which time the Contract Account Value will be applied under a Payment Option, unless the Owner elects to receive the Cash Surrender Value in a single sum.  If an election of a Payment Option has not been filed at Provident Mutual’s Administrative Office on the Maturity Date, the proceeds will be paid as a life annuity with payments for ten years guaranteed.  Prior to the Maturity Date, the Owner can have the Cash Surrender Value applied under a Payment Option, or a Beneficiary can have the death benefit applied under a Payment Option.  Any premium tax applicable will be deducted from the Cash Surrender Value or the Contract Account Value at the time payments commence.  The Contract must be surrendered so that the applicable amount can be paid in a lump sum or a supplemental contract for the applicable Payment Option can be issued.

The Payment Options available are described below.  The Term “Payee” means a person who is entitled to receive payment under that option.  The Payment Options are fixed, which means that each option has a fixed and guaranteed amount to be paid during the annuity period that is not in any way dependent upon the investment experience of the Variable Account

Election of Options

An option may be elected, revoked, or changed at any time before the Maturity Date while the Annuitant is living.  If the Payee is other than the Owner, the election of a Payment Option requires the consent of Provident Mutual.  If an election is not in effect at the Annuitant’s death or if payment is to be made in one sum under an existing election, the Beneficiary may elect one of the options after the death of the Annuitant.

An election of option and any revocation or change must be made by Written Notice.  It must be filed with the Administrative office.

An option may not be elected if any periodic payments under the election would be less than $50.  Subject to this condition, payments may be made annually, semi-annually, quarterly, or monthly and are made at the beginning of such period.

Description of Options

Option A – Life Annuity Option.  To have the proceeds paid in equal amounts each month during the Payee’s lifetime with payments ceasing with the last payment prior to the death of the Payee.  No amounts are payable after the Payee dies.  Therefore, if the Payee dies immediately following the date of the first payment, the Payee will receive one monthly payment only.

Option B – Life Annuity Option with 10 Years Guaranteed.  To have the proceeds paid in equal amounts each month during the Payee’s lifetime with the guarantee that payments will be

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made for a period of not less than ten years.  Under this option, if any Beneficiary dies while receiving payment, the present value of the current dollar amount on the date of death of any remaining guaranteed payments will be paid in one sum to the executors or administrators of the Beneficiary unless otherwise provided in writing.  Calculation of such present value shall be at 3% which is the rate of interest assumed in computing the amount of annuity payments.

The amount of each payment will be determined from the Tables in the Contract which apply to the particular option using the Payee’s age and sex.  If the Contract is sold in a group or employer-sponsored arrangement, the amount of the payments will be based on the Payee’s age, only. Age will be determined from the nearest birthday at the due date of the first payment.

Alternate Income Option.  In lieu of one of the above options, the Contract Account Value, Cash Surrender Value or death benefit, as applicable, may be settled under an Alternate Income Option based on Provident Mutual’s single premium immediate annuity rates in effect at the time of settlement.  Such rates will be adjusted to a due basis, and the income thus produced will be increased by 4%.  In no case will the resulting income be less than that which would be payable if the amount were used to purchase a single premium immediate annuity adjusted to a due basis.

YIELDS AND TOTAL RETURNS

From time to time, Provident Mutual may advertise or include in sales literature yields, effective yields, and total returns for the Subaccounts.  These figures are based on historical earnings and do not indicate or project future performance.  Each Subaccount may, from time to time, advertise or include in sales literature performance relative to certain performance rankings and indices compiled by independent organizations.  More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

Effective yields and total returns for the Subaccounts are based on the investment performance of the corresponding Portfolio of the Fund.  The Fund’s performance in part reflects the Fund’s expenses.  The Fund’s expenses (other than the advisory fee) in excess of 0.40% for all Portfolios except the International Portfolio, and 0.75% for the International Portfolio, may be reimbursed.  See the Prospectus for the Fund.

The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period.  The yield is calculated by assuming that the income generated for the seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment.  The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested.  The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period.  The yield is calculated by assuming that the income generated by the investment during the 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

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The total return of a Subaccount refers to return quotations assuming an investment under a Contract has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations.  When a Subaccount has been in operation for one, five, and ten years, respectively, the total returns for these periods will be provided.

The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided.  Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period.  This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Subaccount (including any surrender charge that would apply if an Owner terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes).

In addition to the standard version described above, total return performance information computed on two different non-standard bases may be used in advertisements.  Average total return information may be presented, computed on the same basis as described above, except deductions will not include the Surrender Charge.  In addition, Provident Mutual may from time to time disclose average annual total returns in non-standard formats and cumulative total returns for Contracts funded by the Subaccounts.

Provident Mutual may, from time to time, also disclose yield, standard total returns, and non-standard total returns for the Fund’s Portfolios, including such disclosure for periods prior to the date the Variable Account commenced operations.  For periods prior to the date the Variable Account commenced operations, performance information for Contracts funded by the Subaccounts will be calculated based on the performance of the Fund’s Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Fund’s Portfolios, with the level of Contract charges that were in effect at the inception of the Subaccounts for the Contracts.

Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed.  For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

In advertising and sales literature, the performance of each Subaccount may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Subaccounts.  Lipper Analytical Services, Inc. (“Lipper”) and the Variable Annuity Research Data Service (“VARDS”) are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper’s rankings include variable life insurance issuers as well as variable annuity issuers.  VARDS rankings compare only variable annuity issuers.  The performance analysis prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration.  In addition, VARDS prepares risk

25

adjusted rankings, which consider the effects of market risk on total return performance.  This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor’s Index of 500 Common Stocks, a widely used measure of stock performance.  This unmanaged index assumes the reinvestment of dividends but does not reflect any “deduction” for the expense of operating or managing an investment portfolio.  Other independent ranking services or indices may also be used as a source of performance comparison.

Provident Mutual may also report other information including the effect of tax-deferred compounding on a Subaccount’s investment returns, or returns in general, which may be illustrated by tables, graphs, or charges.  All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Portfolio’s investment experience is positive.

                                     FEDERAL TAX STATUS

The Following Discussion Is General and Is Not Intended as Tax Advice

Introduction

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the annuity contract issued by Provident Mutual.  Any person concerned about these tax implications should consult a competent tax advisor before initiating any transactions.  This discussion is based upon Provident Mutual’s understanding of the present Federal income tax laws, as they are currently interpreted by the Internal Revenue Service.  No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretation by the Internal Revenue Service.  Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased on a non-qualified basis (“Non-Qualified Contract”) or purchased and used in connection with plans qualifying for favorable tax treatment (“Qualified Contract”).  The Qualified Contract is designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), or 408 of the Internal Revenue Code of 1986, as amended (the “Code”).  The ultimate effect of Federal income taxes on the amounts held under a Contract, or annuity payments, and on the economic benefit to the Owner, the Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on Provident Mutual’s tax status.  In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment.  Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract.  The following discussion assumes that Qualified Contracts are purchased

26

with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

Tax Status of the Contract

Diversification Requirements.  Section 817(h) of the Code provides that separate account investments underlying a contract must be “adequately diversified” in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code.  The Variable Account, through each Portfolio of the Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Subaccounts may be invested.  Although Provident Mutual does not have control over the Fund in which the Variable Account invests, we believe that each Portfolio in which the Variable Account owns shares will meet the diversification requirements and that therefore the Contract will be treated as an annuity contract under the Code.

In certain circumstances, owners of variable annuity contracts may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their contracts.  In those circumstances, income and gains from the separate account assets would be includible in the variable annuity contractowner’s gross income.  Several years ago, the IRS stated in published rulings that a variable contractowner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.  More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations “do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account.”  This announcement also stated that guidance would be issued by way of regulations or rulings on the “extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets.”  As of the date of this Prospectus, no such guidance has been issued.

The ownership rights under the contract are similar to, but different in certain respects from those described by the Service in rulings in which it was determined that contractowners were not owners of separate account assets.  For example, the Owner of the Contract has the choice of one or more Subaccounts to which to allocate premiums and Contract values, and may be able to transfer among Subaccounts more frequently than in such rulings.  These differences could result in the contractowner’s being treated as the owner of the assets of the Variable Account.  In addition, Provident Mutual does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue.  Provident Mutual therefore reserves the right to modify the Contract as necessary to attempt to prevent the contractowner from being considered the owner of the assets of the Variable Account.

Required Distributions.  In addition to the requirements of Section 817(h) of the Code, in order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Owner dies on or after the Maturity Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of

27

distribution being used as of the date of that Owner’s death; and (b) if any Owner dies prior to the annuity commencement date, the entire interest in the Contract will be distributed within five years after the date of the Owner’s death.  These requirements will be considered satisfied as to any portion of the Owner’s interest which is payable to or for the benefit of a “designated beneficiary” and which is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of that Owner’s death.  The Owner’s “designated beneficiary” is the person designated by such owner as a Beneficiary and to whom ownership of the Policy passes by reason of death and must be a natural person.  However, if the owner’s “designated beneficiary” is a surviving spouse of the Owner, the Contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued.  Provident Mutual intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

The following discussion assumes that the Contracts will qualify as annuity contracts for Federal income tax purposes.

Taxation of Annuities

In General.  Section 72 of the Code governs taxation of annuities in general.  Provident Mutual believes that an Owner who is a natural person generally is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Account Value (e.g., partial withdrawals and complete surrenders) or as annuity payments under the Payment Option elected.  For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Account Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution.  The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

The Owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the Contract Account Value over the “investment in the contract” during the taxable year.  There are some exceptions to this rule, and a prospective Owner that is not a natural person may wish to discuss these with a competent tax advisor.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals.  In the case of a withdrawal from a Qualified Contract, under Section 72(e) of the Code a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract” to the participant’s total accrued benefit or balance under the retirement plan.  The “investment in the contract” generally equals the portion, if any, of any premium payments paid by or on behalf of any individual under a Contract which was not excluded from the individual’s gross income.  For Contracts issued in connection with qualified

28

plans, the “investment in the contract” can be zero.  Special tax rules may be available for certain distributions from Qualified Contracts.

In the case of a withdrawal from a Non-Qualified Contract before the Maturity Date, under Code Section 72(e) amounts received are generally first treated as taxable income to the extent that the accumulation value immediately before the withdrawal exceeds the “investment in the contract” at that time.  Any additional amount withdrawn is not taxable.

In the case of a full surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the “investment in the contract.”

Annuity Payments.  Although tax consequences may vary depending on the Payment Option elected under an annuity contract, under Code Section 72(b), generally (prior to recovery of the investment in the contract) gross income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date.  Stated differently, prior to recovery of the investment in the contract, in general, there is no tax on the amount of each payment which represents the same ratio that the “investment in the contract” bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each income payment is taxable.  After the “investment in the contract” is recovered, the full amount of any additional annuity payments is taxable.

Taxation of Death Benefit Proceeds.  Amounts may be distributed from a Contract because of the Owner or an Annuitant.  Generally, such amounts are includible in the income of the recipient as follows:  (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a Payment Option, they are taxed in the same way as annuity payments.

Penalty Tax on Certain Withdrawals.  In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a Federal penalty tax equal to 10% of the amount treated as taxable income.  In general, however, there is no penalty on distributions:

1.           made on or after the taxpayer reaches age 59½;

2	made on or after the death of the holder (or if the holder is not an individual, the death of the primary annuitant);

3.           attributable to the taxpayer’s becoming disabled;

4.
a part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;

5.
made under an annuity contract that is purchased with a single premium when the annuity starting date is not later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; and

29

6.	made under certain annuities issued in connection with structured settlement agreements.

Other tax penalties may apply to certain distributions under a Qualified Contract, as well as to certain contributions, loans and other circumstances.

Possible Tax Change.  In recent years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities.  For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have “substantial life contingencies” by taxing income as it is credited to the annuity.  Although as of the date of this prospectus Congress is not considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, and judicial decisions).  Moreover, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

Transfers, Assignments or Exchanges of a Contract

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Maturity Dates, or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein.  An Owner contemplating any such transfer, assignment, or exchange of a Contract should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Withholding

Pension and annuity distributions generally are subject to withholding for the recipient’s Federal income tax liability at rates that vary according to the type of distribution and the recipient’s tax status.  Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions.  Effective January 1, 1993, distributions from certain qualified plans are generally subject to mandatory withholding.

Multiple Contracts

Section 72(e)(11) of the Code treats all non-qualified deferred annuity contracts entered into after October 21, 1988 that are issued by Provident Mutual (or its affiliates) to the same Owner during any calendar year as one annuity Contract for purposes of determining the amount includible in gross income under Code Section 72(e).  The effects of this rule are not yet clear; however, it could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above.  In addition, the Treasury Department has specified authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise.  There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same Owner.  Accordingly, a Contract Owner should consult a competent tax advisor before purchasing more than one annuity contract.

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Taxation of Qualified Plans

The Contracts are designed for use with several types of qualified plans.  The tax rules applicable to participants in these qualified plans very according to the type of plan and the terms and conditions of the plan itself.  Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans.  Contract Owners, the Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but Provident Mutual shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless Provident Mutual consents.  Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures.  Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.  Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract.  Provident Mutual will amend the Contract as necessary to conform it to the requirements of the Code.

Corporate Pension and Profit Sharing Plans.  Section 401(a) of the Code permits corporate employers to establish various types of retirement plants for employees.  These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans.  Adverse tax or other legal consequences to the plan, to the participant, or to both may result if a Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract.  Corporate employers intending to use the Contract with such plans should seek competent tax advice.

Individual Retirement Annuities.  Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an “Individual Retirement Annuity” or “IRA”.  These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may commence.  Also distributions from certain other types of qualified retirement plans may be “rolled over” on a tax-deferred basis into an IRA.  Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Service.

Tax Sheltered Annuities.  Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premiums paid, within certain limits, on a Contract that will provide an annuity for the employee’s retirement.

Possible Charge for Provident Mutual’s Taxes

At the present time, the Company makes no charge to the Subaccounts for any Federal, state or local taxes that the Company incurs which may be attributable to such Subaccounts or to the Contracts.  The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.

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If any tax charges are made in the future, they will be accumulated daily and transferred from the applicable Subaccount to Provident Mutual’s General Account.  Any investment earnings on tax charges accumulated in a Subaccount will be retained by Provident Mutual.

Other Tax Consequences

As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this Prospectus.  Further, the Federal income tax consequences discussed herein reflect Provident Mutual’s understanding of current law and the law may change.  Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution.  A competent tax advisor should be consulted for further information.

DISTRIBUTION OF CONTRACTS

The Contracts will be offered to the public on a continuous basis, and Provident Mutual does not anticipate discontinuing the offering of the Contracts.  However, Provident Mutual reserves the right to discontinue the offering.  Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell Provident Mutual’s variable annuity contracts and who are also registered representatives of PML Securities Company (“PML”) or broker/dealers having selling agreements with PML or broker/dealers having selling agreements with such broker/dealers.  PML is a wholly owned indirect subsidiary of Provident Mutual and is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

PML acts as the Principal Underwriter, as defined in the Investment Company Act of 1940, of the Contracts for the Variable Account pursuant to an Underwriting Agreement between Provident Mutual and PML.  PML is not obligated to sell any specific number of Contracts.  PML’s principal business address is Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850.  The Contracts may also be sold through other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable annuity contracts.  PML has entered into a Selling Agreement with Sentinel Financial Services Company (SFSC), a registered broker-dealer under the 1934 ACT and a member of the NASD which is affiliated with PML.  Under the terms of the Selling Agreement, SFSC will be the national distributor of the Contracts.  Registered Representatives of SFSC will solicit applications and SFSC will also enter into selling agreements with other broker-dealers with respect to distribution of the Contracts.  PML and SFSC receive the full commissions on Contracts sold by their registered representatives.  Nonaffiliated broker-dealers receive full commission on Contracts sold by their registered representatives, less a nominal charge by PML or SFSC for expenses incurred.  The commissions paid are no greater than 6% of premiums.

LEGAL PROCEEDINGS

There are at present no legal proceedings to which the Variable Account is a party or the assets of the Variable Account are subject.  Provident Mutual is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Variable Account.

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     VOTING RIGHTS

In accordance with its views of preset applicable law, Provident Mutual will vote the Portfolio shares held in the Variable Account at special shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Subaccounts.  If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended, or if the present interpretation thereof should chance, or Provident Mutual determines that it is allowed to vote the Portfolio shares in its own right, it may elect to do so.

The number of votes which are available to an Owner will be calculated separately for each Subaccount of the Variable Account, and may include fractional votes. The number of votes attributable to a Subaccount will be determined by applying an Owner's percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. An Owner holds a voting interest in each Subaccount to which the Variable Account Value is allocated. The Owner only has voting interest prior to the Maturity Date.

The number of votes of a Portfolio which are available to the Contract Owner will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the relevant meeting of the Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

Fund shares as to which no timely instructions are received and shares held by Provident Mutual in a Subaccount as to which an Owner has no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Subaccount. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

Each person having a voting interest in a Subaccount will receive proxy materials, reports, and other material relating to the appropriate Portfolio.

FINANCIAL STATEMENTS

The audited statements of financial condition for Provident Mutual as of December 31, 1993 and 1992 and the related statements of operations and changes in unassigned surplus, and cash flows for each of the three years in the period ended December 31, 1993 as well as the Report of Independent Accountants are contained in the Statement of Additional Information. The Variable Account commenced operations on October 1, 1993. Accordingly, the audited statements of assets and liabilities of the Variable Account as of December 31, 1993 and the related statements of operations and changes in net assets for the period October 1, 1993 to December 31, 1993 are included in the Statement of Additional Information.

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STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

                               Page

Additional Contract Provisions ………………………………………………………....                                                                                                                                 2
The Contract …………………………………………………………………….                                                                                                                                2
Incontestability ………………………………………………………………….                                                                                                                                2
Misstatement of Age or Sex …………………………………………………….                                                                                                                              2
Dividends ………………………………………….…………………………….                                                                                                                                2
Calculation of Yields and Total Returns ………………………………………………...                                                                                                                                 2
Money Market Subaccount Yields ………………………………………………                                                                                                                             2
Other Subaccount Yields ………………………………………………………...                                                                                                                               3
Average Annual Total Returns ………………………………………………….                                                                                                                               4
Other Total Returns………………………………………………………………                                                                                                                                 5
Effect of the Administration Fee on Performance Data …………………………                                                                                                                             6
Safekeeping of Account Assets ………………………………………………………….                                                                                                                                  6
State Regulation ……………………………………………………….…….…….……..                          6
Records and Reports …………………………………………………….…….…………                                                                                                                                    6
Legal Matters …………………………………………………….….…………….……..                                                                                                                                      7
Experts …………………………………………………………………………………...                                                                                                                                        7
Other Information …………………………………………………….………………….                                                                                                                                       7
Financial Statements………………………………………………………………………                               7

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Issued By Nationwide Life Insurance Company
Through Its Nationwide Provident VA Separate Account 1

Home Office: One Nationwide Plaza, Columbus, Ohio 43215, (614) 249-7111
Administrative Office: 5100 Rings Road, RR1-04-F4, Dublin, Ohio 43017,
(800) 848-6331, (TDD 1-800-238-3035)

STATEMENT OF ADDITIONAL INFORMATION
VARIABLE ANNUITY SEPARATE ACCOUNT
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

This Statement of Additional Information (“SAI”) contains information in addition to the information described in the Prospectus for the flexible premium deferred variable annuity contract (the “Contract”) offered by Nationwide Life Insurance Company.  This SAI is not a prospectus, and should be read together with the prospectus for the Contract dated May 2, 1994, as supplemented on January 4, 2010, June 9, 2009, September 1, 2008,  December 11, 2007, May 1, 2004, December 23, 2003, and October 1, 2002 and the prospectuses for the Funds.  You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above.  Capitalized terms in the SAI have the same meanings as in the prospectus for the Contract.

The date of this Statement of Additional Information is January 4, 2010.

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS

ADDITIONAL INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT	2
The Company	2
The Variable Account	2
SERVICES	2
DISTRIBUTION, PROMOTIONAL, AND SALES EXPENSES	2
PURCHASE OF SECURITIES BEING OFFERED	3
UNDERWRITERS	3
ADDITIONAL CONTRACT PROVISIONS	3
The Contract	3
Incontestability	3
Misstatement of Age or Sex	3
Dividends	4
CALCULATION OF YIELDS AND TOTAL RETURNS	4
Money Market Subaccount Yields	4
Other Subaccount Yields	5
Average Annual Total Returns	6
Other Total Returns	7
Effect of the Administration Fee on the Performance Data	7
ANNUITY PAYMENTS	7
STANDARD & POOR’S	7
SAFEKEEPING OF ACCOUNT ASSETS	8
STATE REGULATION	8
RECORDS AND REPORTS	8
EXPERTS	8
OTHER INFORMATION	9
FINANCIAL INFORMATION	9
FINANCIAL STATEMENTS	10

1

ADDITIONAL INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT

The Company

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.  NLIC is a member of the Nationwide group of companies, which is comprised of Nationwide Mutual Insurance Company (“NMIC”) and all of its subsidiaries and affiliates.  NLIC is a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of NMIC.

On January 1, 2009, NFS became a private wholly owned subsidiary of NMIC.  NFS is the holding company of NLIC and other companies that comprise the retirement savings operations of the Nationwide group of companies.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $135 billion as of December 31, 2008.

Before January 1, 2010, the Contracts were issued by Nationwide Life Insurance Company of America (“NLICA”), at that time a wholly owned subsidiary of NFS.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name NLIC Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Effective following the close of business on December 31, 2009, NLICA merged with and into NLIC, and NLIC was the surviving company.

The Variable Account

On October 1, 2002, in connection with the sponsored demutualization (whereby NLICA converted from a mutual insurance company to a stock life insurance company, became a wholly-owned subsidiary of NFS, and changed its name from NLIC Life Insurance Company to Nationwide Life Insurance Company of America), the NLIC Variable Annuity Separate Account changed its name to the Nationwide Provident VA Separate Account 1.

SERVICES

NLIC, which has responsibility for administration of the Contracts and the Variable Account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each Contract Owner and the number and type of Contract issued to each Contract Owner and records with respect to the Contract Value.

The custodian of the assets of the Variable Account is NLIC.  NLIC will maintain a record of all purchases and redemptions of shares of the Funds.  NLIC or its affiliates may have entered into agreements with the Funds and/or their affiliates.  The agreements relate to services furnished by NLIC or an affiliate of NLIC.  Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for Contract Owners to execute trades in the funds.  NLIC also acts as a limited agent for the fund for purposes of accepting the trades.

See “The Funds” located in the prospectus.

DISTRIBUTION, PROMOTIONAL, AND SALES EXPENSES

Under our distribution agreement with NISC, we pay the following sales expenses: general agent and agency manager's compensation; agents’ training allowances; deferred compensation and insurance benefits of agents, general agents, and agency managers; advertising expenses; and all other expenses of distributing the Contracts. We also pay for NICS’s operating and other expenses. Commissions payable for sales by registered representatives of a broker-dealer having a selling agreement with NISC, and/or to registered representatives of a broker-dealer having a selling agreement with these broker-dealers, will be paid to such broker-dealers, who in turn may pay their registered representatives; these broker-dealers may retain a portion of the commissions. We may pay additional compensation to these broker-dealers and/or reimburse them for portions of Contract sales expenses.

2

Because registered representatives (of NISC or other broker-dealers) who sell the Contracts are also our life insurance agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. In some circumstances and to the extent permitted by applicable regulatory requirements, NISC may also reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers.

PURCHASE OF SECURITIES BEING OFFERED

We are not selling any new Contracts.

The Contracts are sold by licensed insurance agents in the states where the Contracts may be lawfully sold, but we reserve the right to discontinue the offering. Agents are registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”).

UNDERWRITERS

The current distributor of the Contracts is Nationwide Investment Services Corporation (“NISC”), One Nationwide Plaza, Columbus, Ohio 43215, a subsidiary of NLIC.  Until May 1, 2009, the Contracts were distributed by Nationwide Securities, LLC (“NSLLC”) (formerly, 1717 Capital Management Company), located at One Nationwide Plaza, Columbus, Ohio 43215, at that time a wholly owned indirect subsidiary of NLICA, now NLIC.

NISC received no compensation as principal underwriter of variable life insurance policies and variable annuity contracts offered by insurance company subsidiaries of Nationwide Financial Services, Inc. during 2008, 2007, or 2006.  NSLLC received $11,699,242, $16,493,648, and $16,865,494 during 2008, 2007 and 2006, respectively, as principal underwriter of the Contracts and of other variable life insurance policies and variable annuity contracts offered by NLICA and its affiliates.  However, NSLLC did not retain any of the compensation it received as principal underwriter during the past 3 fiscal years.

ADDITIONAL CONTRACT PROVISIONS

The Contract

The entire Contract is made up of policy and application.  The statements made in the application are deemed representations and not warranties.  NLIC cannot use any statement in defense of a claim or to void the Contract unless it is contained in the application and a copy of the application is attached to the Contract at issue.

Incontestability

NLIC will not contest the Contract after it has been in force during the Annuitant’s lifetime for two years from the Issue Date of the Contract.

Misstatement of Age or Sex

If the age or sex of the annuitant has been misstated, the amount which will be paid is that which the proceeds would have purchased at the correct age and sex.

If an overpayment is made because of an error in age or sex, the overpayment plus interest at 3% compounded annually will be a debt against the Contract.  If the debt is not repaid, future payments will be reduced accordingly.

If we make an underpayment because of an error in age or sex, any annuity payments will be recalculated at the correct age and sex and future payments will be adjusted.  The underpayment with interest at 3% compounded annually will be paid in a single sum.

3

Dividends

The Contract is eligible for dividends.  NLIC will determine the share of its divisible surplus to be apportioned to the Contract on a yearly basis.  Since this Contract will probably not contribute to surplus, NLIC does not expect to credit dividends to it.  If a dividend is credited, it will be paid to the Owner in cash.

CALCULATION OF YIELDS AND TOTAL RETURNS

From time to time, NLIC may disclose yields, total returns, and other performance data pertaining to the Contracts for a Subaccount.  Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission.

Because of the charges and deductions imposed under a Contract, the yield for the Subaccounts will be lower than the yield for their respective Portfolios.  The performance of a Subaccount will be affected by expense reimbursements and fee waivers applicable to their corresponding Portfolios.  Without these reimbursements and waivers, performance would be lower.  In addition, the calculations of yields, total returns, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular Contract.

The Funds have provided all performance information for the Portfolios, including the Portfolio total return information used to calculate the total returns of the Subaccounts for periods prior to the inception of the Subaccounts.  Nationwide Variable Insurance Trust is affiliated with NLIC.  None of the other Funds is affiliated with NLIC.

PERFORMANCE FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE PERFORMANCE.  THE PERFORMANCE OF EACH SUBACCOUNT WILL FLUCTUATE ON A DAILY BASIS.

Money Market Subaccount Yields

From time to time, advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Portfolio or on it portfolio securities.  This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of 1 unit of  Money Market Subaccount at the beginning of the period, dividing the net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis.  The net change in account value reflects:  1) net income from the Portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract which are attributable to the hypothetical account.  The charges and deductions include the per unit charges for the hypothetical account for:  1) the Annual Administrative Fee, and 2) the Mortality and Expense Risk Charge.  For purposes of calculating current yields for a Contract, an average per unit administration fee is used based on the $30 administrative fee deducted at the end of each Contract Year.  Current Yield will be calculated according to the following formula:

Current Yield = ((NCS-ES)/UV) X (365/7)

Where:

NCS = the net change in the value of the Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit..

ES = per unit expenses attributable to the hypothetical account for the seven-day period.

UV =	The unit value on the first day of the seven-day period.

4

         The effective yield of the Money Market Subaccount determined on a compounded basis for the same seven-day period may also be quoted.  The effective yield is calculated by compounding the unannualized base period return according to the following formula:

Effective Yield = (1 + ((NCS-ES) /UV)) 365/7 -1

Where:

NCS = the net change in the value of the Portfolio (exclusive of realized gains and  losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

ES =per unit expenses attributable to the hypothetical account for the seven-day period.

UV = the unit value for the first day of the seven-day period.

Because of the charges and deductions imposed under the Contract, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Portfolio.

The yields on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis.  Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return.  The Money Market Subaccount’s actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types of quality of portfolio securities held by the money market portfolio and the Money Market Portfolio’s operating expenses.  Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

Other Subaccount Yields

From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for  a Contract for 30-day or one-month periods.  The annualized yield of a Subaccount refers to income generated by a Subaccount over a specific 30-day or one-month period.  Because the yield is annualized, the yield generated by the Subaccount during a 30-day or one-month period is assumed to be generated each period over a 12-month period.  The yield is computed by:  1) dividing the net investment income of the Portfolio attributable to the Subaccount units less Subaccount expenses for the period; by 2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; by 3) compounding that yield for a six-month period; and by 4) multiplying the result by 2.  Expenses attributable to the Subaccount include the Annual Administration Fee and the Mortality and Expense Risk Charge.  The yield calculation assumes an administration fee of $30 per year per Contract deducted at the end of each Contract Year.  For purposes of calculating the 30-day or one-month yield, an average administration fee per dollar of Contract value in the Variable Account is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period.  The 30-day or one-month yield is calculated according to the following formula:

Yield  = 2 X (((NI - ES)/(U X UV)) + 1)6 – 1)

Where:

NI =	net income of the Portfolio for the 30-day or one-month period attributable to the Subaccount’s units.

ES =	expenses of the Subaccount for the 30-day or one-month period.

U =	the average number of units outstanding.

UV =	the unit value at the close (highest) of the last day in the 30-day or one-month period.
5

Because of the charges and deductions imposed under the Contracts, yields for the Subaccount will be lower than the yield for the corresponding Fund Portfolio.

The yield on the amounts held in the Subaccounts normally will fluctuate over time.  Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return.  The Subaccount’s actual yield is affected by the types and quality of portfolio securities held by the Portfolio and its operating expenses.

Yield calculations do not take into account the Surrender Charge under the Contract equal to 1% to 6% of premiums paid during the six years prior to the surrender or withdrawal (including the year in which the surrender is made) on amounts surrendered or withdrawn under the Contract.  A Surrender Charge will not be imposed on the first or second withdrawal in any Contract Year on an amount up to 10% of the Contract Account Value as of the beginning of such year.

Average Annual Total Returns

From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Subaccounts for various periods of time.  Until a Subaccount has been in operation for 10 years, NLIC will always include quotes of average annual total return for the period measured from the date of the Subaccount commenced operations.  When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided.

           Average annual total returns for other periods of time may, from time to time, also be disclosed.  Average annual total returns represent the average annual compounded rate of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods.  The ending date for each period for which total return quotations are provided will be for the most recent month-end practicable, considering the type and media of the communication and will be stated in the communication.

Average annual total returns will be calculated using Subaccount unit values which NLIC calculates on each Valuation Day based on the performance of the Subaccount’s underlying Portfolio, the deductions for the Mortality and Expense Risk Charge, and the Annual Administration Fee.  The calculation assumes that the administration fee is $30 per year per Contract deducted at the end of each Contract Year.  For purposes of calculating average annual total return, an average per dollar administration fee attributable to the hypothetical account for the period is used.  The calculation also assumes surrender of the Contract at the end of the period for the return quotation.  Total returns will therefore reflect a deduction of the Surrender Charge for any period less than seven years.  The total return will then be calculated according to the following formula:

TR    = ((ERV/P)1/N) - 1

Where:

TR    =                       the average annual total return net of Subaccount recurring charges.

ERV =	the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.

P      =            a hypothetical initial payment of $1,000.

N     =                       the number of years in the period.

From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date the Variable Account commenced operations.  Such performance information for the Subaccounts will be calculated based on the performance of the Fund’s Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Fund’s Portfolios, with the level of Contract charges that were in effect at the inception of the Subaccounts.

6

NLIC may also disclose average annual total returns for the Fund’s Portfolios since their inception, including such disclosure for periods prior to the date the Variable Account commenced operations.

Other Total Returns

From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect the Surrender Charge.  These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn.

NLIC may disclose Cumulative Total Returns in conjunction with the standard formats described above.  The Cumulative Total Returns will be calculated using the following formula:

CTR = (ERV/P) -1

Where:

CTR = The Cumulative Total Return net of Subaccount recurring charges for the period.

ERV = The ending redeemable value of the hypothetical investment at the end of the period.

P      =           A hypothetical initial payment of $1,000.

Effect of the Administration Fee on the Performance Data

The Contract provides for a $30 Annual Administration Fee to be deducted annually at the end of each Contract Year, from the Subaccounts and the Guaranteed Account based on the proportion that the value of each such account bears to the total Contract Account Value.  For purposes of reflecting the Administration Fee in yield and total return quotations, the annual charge is converted into a per-dollar per-day charge based on the average contract value in the Variable Account of all Contracts on the last day of the period for which quotations are provided.  The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.

ANNUITY PAYMENTS

See “Payment Options” located in the prospectus.

STANDARD & POOR’S

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by NLIC and its affiliates and subsidiaries. The Contract is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Contract.

S&P makes no representation or warranty, express or implied, to the Owners of the Contracts and the S&P 500 Index Fund or any member of the public regarding the advisability of investing in securities generally, or in the Contracts and the S&P 500 Index Fund particularly, or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to NLIC and the Nationwide Variable Insurance Trust is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed, and calculated by S&P without regard to NLIC, the Nationwide Variable Insurance Trust, the Contracts, or the S&P 500 Index Fund. S&P has no obligation to take the needs of NLIC, the Nationwide Variable Insurance Trust, the Owners of the Contracts, or the S&P 500 Index Fund into consideration in determining, composing, or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Contracts or the S&P 500 Index Fund or the timing of the issuance or sale of the Contracts or the S&P 500 Index Fund or in the determination or calculation of the equation by which the Contracts or the S&P 500 Index Fund are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the Contracts or the S&P 500 Index Fund.

7

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY NLIC, THE NATIONWIDE VARIABLE INSURANCE TRUST, OWNERS OF THE CONTRACTS, AND THE S&P 500 INDEX FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IT NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SAFEKEEPING OF ACCOUNT ASSETS

NLIC holds the title to the assets of the Variable Account.  The assets are kept physically segregated and held separate and apart from the Company’s General Account assets and from the assets in any other separate account.

Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts.

The officers and employees of NLIC are covered by an insurance company blanket bond issued by National Union Fire Insurance Company of Pittsburgh, PA in the amount of five million dollars.  The bond insures against dishonest and fraudulent acts of officers and employees.

STATE REGULATION

NLIC is subject to regulation and supervision by the Insurance Department of the State of Ohio, which periodically examines its affairs.  It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business.  A copy of the Contract form has been filed with, and where required approved by, insurance officials in each jurisdiction were the Contracts are sold.  NLIC is required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

RECORDS AND REPORTS

NLIC will maintain all records and accounts relating to the Variable Account.  As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Contract Owners semi-annually at the last address known to the Company.

EXPERTS

The financial statements of Nationwide Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Variable Account as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report of KPMG LLP covering the December 31, 2008 consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries contains an explanatory paragraph that states that Nationwide Life Insurance Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.
8

OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information.  Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information.  Statements contained in the Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries.  For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, NE, Washington, DC 20549.

FINANCIAL INFORMATION

The financial statements of NLIC as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Variable Account as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

All financial statements included in the SAI should be considered only as bearing on our ability to meet our obligations under the Contracts.  They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

9

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Nationwide Life Insurance Company of
America and Contractholders of Nationwide Provident VA Separate Account 1:

We have audited the accompanying statements of assets and liabilities of Nationwide Provident VA Separate Account 1 (comprised of the sub-accounts listed in note 1) (collectively, the Account) as of December 31, 2008, and the related statements of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the sub-accounts in the Account as of December 31, 2008, and the results of their operations for the year then ended, the changes in their net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, PA
April 13, 2009

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Assets and Liabilities, December 31, 2008

	Shares	Cost	Fair Value

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	79,100	$933,847	$515,734
NVIT Money Market Fund Class IV	1,545,011	$1,545,011	$1,545,011
NVIT Government Bond Fund Class IV	28,599	$331,815	$343,188
JP Morgan NVIT Balanced Fund Class IV	50,392	$489,479	$352,745
NVIT Mid Cap Growth Fund Class IV	21,489	$571,177	$377,342
NVIT Multi-Manager International Value Fund Class IV	46,322	$729,977	$357,609
NVIT Growth Fund Class IV	18,185	$209,720	$160,934
Van Kampen NVIT Comstock Value Fund Class IV	28,980	$333,345	$202,574
NVIT Multi-Manager Small Company Fund Class IV	27,329	$557,044	$294,055
NVIT Multi-Manager Small Cap Value Fund Class IV	34,931	$391,451	$230,894
NVIT S&P 500 Index Fund Class IV	271,584	$2,003,725	$1,705,550
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class	77,012	$462,298	$304,966
Fidelity VIP Equity-Income Portfolio: Initial Class	82,164	$1,982,631	$1,082,917
Fidelity VIP Growth Portfolio: Initial Class	53,348	$1,490,757	$1,255,272
Fidelity VIP Growth Portfolio: Service Class 2	1,216	$32,871	$28,352
Fidelity VIP Overseas Portfolio: Service Class 2	2,097	$31,022	$25,309
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	48,575	$688,309	$500,811
Fidelity VIP II Contrafund Portfolio: Initial Class	97,715	$2,646,471	$1,503,832
Fidelity VIP II Contrafund Portfolio: Service Class 2	766	$17,889	$11,593
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2	589	$8,319	$5,842
Premier VIT:
Premier VIT — OpCap Equity Portfolio	15,233	$465,266	$269,015
Premier VIT — OpCap Small Cap Portfolio	33,447	$1,002,098	$448,523
Premier VIT — OpCap Managed Portfolio	34,254	$1,299,567	$827,576
DWS Variable Series I:
DWS Variable Series I — Bond VIP: Class A	61,740	$426,967	$339,572
DWS Variable Series I — Growth & Income VIP: Class A	97,532	$775,180	$499,363
DWS Variable Series I — International VIP: Class A	47,628	$527,298	$310,534
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares	29,400	$566,714	$390,144
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares	18,991	$413,608	$377,163
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	22,831	$256,010	$261,417
Federated Capital Income Fund II	6,896	$61,804	$49,993
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund: Initial Class	13,211	$150,845	$152,190

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Assets and Liabilities, December 31, 2008

	Shares	Cost	Fair Value

Van Eck Worldwide Hard Assets Fund: Initial Class	3,011	$97,648	$56,453
Van Eck Worldwide Emerging Markets Fund: Initial Class	45,552	$753,575	$267,844
Van Eck Worldwide Real Estate Portfolio: Initial Class	8,605	$135,958	$53,353
MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class	612	$9,367	$9,405
MFS Investors Trust Series — Service Class	345	$5,727	$5,029
MFS New Discovery Series — Service Class	737	$10,023	$5,900
MFS Research Series — Service Class	362	$5,372	$4,641
PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio: Administrative Class	1,284	$8,175	$7,269
PIMCO VIT Total Return Portfolio: Administrative Class	10,580	$109,000	$109,080
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	8,230	$119,209	$92,096
Wells Fargo VT Opportunity Fund — Investor Class	5,918	$107,320	$60,124

Total Investments			$15,401,214
Accounts Receivable			—

Total Assets			$15,401,214
Accounts Payable			—

Net Assets (See Note 7)			$15,401,214

Held for the benefit of contractholders			15,199,594

Attributable to Nationwide Life Insurance Company of America			201,621

			$15,401,214

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008

									Van		NVIT
							NVIT		Kampen	NVIT	Multi-
							Multi-		NVIT	Multi-	Manager
			NVIT	NVIT	JP Morgan	NVIT	Manager		Comstock	Manager	Small
		NVIT	Money	Government	NVIT	Mid Cap	International	NVIT	Value	Small	Cap	NVIT S&P
		Nationwide	Market	Bond	Balanced	Growth	Value	Growth	Fund	Company	Value	500 Index
		Fund	Fund	Fund	Fund	Fund	Fund	Fund	Class	Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	IV	Class IV	Class IV	Class IV

Investment Income
Dividends	$432,407	$11,113	$33,100	$18,092	$12,337	—	$13,913	$762	$7,844	$3,813	$4,516	$48,916
Expenses
Mortality and expense risks	331,228	10,962	21,432	6,221	6,321	$8,875	10,863	4,182	5,686	7,085	6,714	36,699

Net investment income (loss)	101,179	151	11,668	11,871	6,016	(8,875)	3,050	(3,420)	2,158	(3,272)	(2,198)	12,217

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	1,741,819	127,344	—	—	50,600	—	114,527	—	4,557	97,934	—	—
Net realized (loss) gain from redemption of investment shares	(130,386)	(30,387)	—	(5,999)	(7,421)	31,824	(102,939)	42,302	(13,714)	(90,133)	(133,287)	165,899

Net realized (loss) gain on investments	1,611,433	96,957	—	(5,999)	43,179	31,824	11,588	42,302	(9,157)	7,801	(133,287)	165,899

Net unrealized appreciation (depreciation) of investments:
Beginning of year	4,478,201	79,690	—	(7,397)	48,599	193,646	78,736	127,969	19,083	(31,742)	(154,587)	1,032,388
End of year	(7,362,674)	(418,113)	—	11,373	(136,734)	(193,835)	(372,368)	(48,785)	(130,771)	(262,989)	(160,558)	(298,175)

Net unrealized appreciation (depreciation) during the year	(11,840,875)	(497,803)	—	18,770	(185,333)	(387,481)	(451,104)	(176,754)	(149,854)	(231,247)	(5,971)	(1,330,563)

Net realized and unrealized gain (loss) on investments	(10,229,442)	(400,846)	—	12,771	(142,154)	(355,657)	(439,516)	(134,452)	(159,011)	(223,446)	(139,258)	(1,164,664)

Net increase (decrease) in net assets resulting from operations	$(10,128,263)	$(400,695)	$11,668	$24,642	$(136,138)	$(364,532)	$(436,466)	$(137,872)	$(156,853)	$(226,718)	$(141,456)	$(1,152,447)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

									Fidelity
	Fidelity				Fidelity VIP	Fidelity		Fidelity	VIP III
	VIP High	Fidelity VIP		Fidelity VIP	Overseas	VIP II	Fidelity	VIP II	Growth	Premier	Premier	Premier
	Income	Equity	Fidelity VIP	Growth	Portfolio:	Asset	VIP II	Contrafund	Opportunities	VIT -	VIT -	VIT -
	Portfolio:	-Income	Growth	Portfolio:	Service	Manager	Contrafund	Portfolio:	Portfolio:	OpCap	OpCap	OpCap
	Initial	Portfolio:	Portfolio:	Service	Class	Portfolio:	Portfolio:	Service	Service	Equity	Small Cap	Managed
	Class	Initial Class	Initial Class	Class 2	2	Initial Class	Initial Class	Class 2	Class 2	Portfolio	Portfolio	Portfolio

Investment Income
Dividends	$34,452	$39,737	$15,863	$259	$905	$17,443	$20,970	$133	$13	$3,243	—	$33,922
Expenses
Mortality and expense risks	6,126	26,847	30,113	577	378	9,978	31,697	102	70	5,472	$10,498	15,202

Net investment income (loss)	28,326	12,890	(14,250)	(318)	527	7,465	(10,727)	31	(57)	(2,229)	(10,498)	18,720

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	2,161	—	—	4,048	76,830	69,261	386	—	86,056	179,332	94,767
Net realized (loss) gain from redemption of investment shares	(28,034)	9,393	133,165	1,389	105	13,143	119,274	7	10	6,534	(94,848)	(10,493)

Net realized (loss) gain on investments	(28,034)	11,554	133,165	1,389	4,153	89,973	188,535	393	10	92,590	84,484	84,274

Net unrealized appreciation (depreciation) of investments:
Beginning of year	(41,126)	101,592	1,139,544	23,404	18,162	144,396	221,999	2,001	4,754	84,158	(103,991)	18,606
End of year	(157,332)	(899,714)	(235,484)	(4,519)	(5,714)	(187,498)	(1,142,639)	(6,296)	(2,477)	(196,252)	(553,575)	(471,991)

Net unrealized appreciation (depreciation) during the year	(116,206)	(1,001,306)	(1,375,028)	(27,923)	(23,876)	(331,894)	(1,364,638)	(8,297)	(7,231)	(280,410)	(449,584)	(490,597)

Net realized and unrealized gain (loss) on investments	(144,240)	(989,752)	(1,241,863)	(26,534)	(19,723)	(241,921)	(1,176,103)	(7,904)	(7,221)	(187,820)	(365,100)	(406,323)

Net increase (decrease) in net assets resulting from operations	$(115,914)	$(976,862)	$(1,256,113)	$(26,852)	$(19,196)	$(234,456)	$(1,186,830)	$(7,873)	$(7,278)	$(190,049)	$(375,598)	$(387,603)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

				Dreyfus
				Variable
		DWS		Investment	Dreyfus				Van Eck	Van Eck	Van Eck
	DWS	Variable	DWS	Fund -	Socially			Van Eck	Worldwide	Worldwide	Worldwide
	Variable	Series I -	Variable	Growth and	Responsible			Worldwide	Hard	Emerging	Real
	Series I -	Growth &	Series I -	Income	Growth	Federated	Federated	Bond	Assets	Markets	Estate
	Bond	Income	International	Portfolio:	Fund, Inc.:	Fund for	Capital	Fund:	Fund:	Fund:	Portfolio:
	VIP:	VIP:	VIP:	Initial	Initial	U.S. Government	Income	Initial	Initial	Initial	Initial
	Class A	Class A	Class A	Shares	Shares	Securities II	Fund II	Class	Class	Class	Class

Investment Income
Dividends	$24,734	$16,285	$7,795	$3,757	$4,226	$20,619	$4,222	$8,646	$347	—	$8,287
Expenses
Mortality and expense risks	6,062	10,841	7,519	8,039	7,717	5,036	823	1,720	1,359	$9,226	1,758

Net investment income (loss)	18,672	5,444	276	(4,282)	(3,491)	15,583	3,399	6,926	(1,012)	(9,226)	6,529

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	191,938	101,371	73,549	—	—	—	—	18,987	390,598	26,754
Net realized (loss) gain from redemption of investment shares	(7,306)	(57,660)	43,319	(13,806)	(13,640)	(4,617)	(41)	(398)	(12,736)	(219,724)	(34,891)

Net realized (loss) gain on investments	(7,306)	134,278	144,690	59,743	(13,640)	(4,617)	(41)	(398)	6,251	170,874	(8,137)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	3,153	222,576	244,306	168,793	174,993	8,761	5,988	5,755	28,774	278,963	7,570
End of year	(87,395)	(275,816)	(216,764)	(176,570)	(36,445)	5,407	(11,811)	1,345	(41,195)	(485,730)	(82,605)

Net unrealized appreciation (depreciation) during the year	(90,548)	(498,392)	(461,070)	(345,363)	(211,438)	(3,354)	(17,799)	(4,410)	(69,969)	(764,693)	(90,175)

Net realized and unrealized gain (loss) on investments	(97,854)	(364,114)	(316,380)	(285,620)	(225,078)	(7,971)	(17,840)	(4,808)	(63,718)	(593,819)	(98,312)

Net increase (decrease) in net assets resulting from operations	$(79,182)	$(358,670)	$(316,104)	$(289,902)	$(228,569)	$7,612	$(14,441)	$2,118	$(64,730)	$(603,045)	$(91,783)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	MFS	MFS	MFS		PIMCO	PIMCO
	Emerging	Investors	New	MFS	VIT High	VIT Total	Wells Fargo	Wells Fargo
	Growth	Trust	Discovery	Research	Yield	Return	Advantage	VT
	Series -	Series -	Series -	Series -	Portfolio:	Portfolio:	VT	Opportunity
	Service	Service	Service	Service	Administrative	Administrative	Discovery	Fund -
	Class	Class	Class	Class	Class	Class	Fund	Investor Class

Investment Income
Dividends	—	$182	—	$91	$2,202	$7,584	—	$2,084
Expenses
Mortality and expense risks	$111	512	$64	846	303	2,278	$3,494	1,420

Net investment income (loss)	(111)	(330)	(64)	(755)	1,899	5,306	(3,494)	664

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	2,441	1,696	—	24	2,057	—	24,601
Net realized (loss) gain from redemption of investment shares	26	33,683	(18)	75,325	1,248	9,722	80,417	(15,079)

Net realized (loss) gain on investments	26	36,124	1,678	75,325	1,272	11,779	80,417	9,522

Net unrealized appreciation (depreciation) of investments:
Beginning of year	5,740	42,153	1,424	89,325	4,334	8,922	174,457	2,330
End of year	38	(698)	(4,124)	(731)	(906)	80	(27,113)	(47,195)

Net unrealized appreciation (depreciation) during the year	(5,702)	(42,851)	(5,548)	(90,056)	(5,240)	(8,842)	(201,570)	(49,525)

Net realized and unrealized gain (loss) on investments	(5,676)	(6,727)	(3,870)	(14,731)	(3,968)	2,937	(121,153)	(40,003)

Net increase (decrease) in net assets resulting from operations	$(5,787)	$(7,057)	$(3,934)	$(15,486)	$(2,069)	$8,243	$(124,647)	$(39,339)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008

							NVIT Multi-		Van Kampen	NVIT Multi-	NVIT Multi-
				NVIT	JP Morgan		Manager		NVIT	Manager	Manager
		NVIT	NVIT Money	Government	NVIT	NVIT Mid Cap	International		Comstock	Small	Small Cap	NVIT S&P 500
		Nationwide	Market Fund	Bond Fund	Balanced Fund	Growth Fund	Value Fund	NVIT Growth	Value Fund	Company	Value Fund	Index Fund
	Total	Fund Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Fund Class IV	Class IV	Fund Class IV	Class IV	Class IV

From Operations
Net investment income (loss)	$101,179	$151	$11,668	$11,871	$6,016	$(8,875)	$3,050	$(3,420)	$2,158	$(3,272)	$(2,198)	$12,217
Net realized (loss) gain on investments	1,611,433	96,957	—	(5,999)	43,179	31,824	11,588	42,302	(9,157)	7,801	(133,287)	165,899
Net unrealized appreciation (depreciation) during the year	(11,840,875)	(497,803)	—	18,770	(185,333)	(387,481)	(451,104)	(176,754)	(149,854)	(231,247)	(5,971)	(1,330,563)

Net increase (decrease) in net assets from operations	(10,128,263)	(400,695)	11,668	24,642	(136,138)	(364,532)	(436,466)	(137,872)	(156,853)	(226,718)	(141,456)	(1,152,447)

From Variable Annuity Contract Transactions
Contractholders’ net premiums	203,317	5,555	1,956	480	1,668	3,615	3,320	1,941	3,819	11,681	7,659	44,992
Administrative charges	(42,817)	(944)	(1,936)	(2,273)	(468)	(923)	(830)	(1,623)	(2,505)	(1,336)	(460)	(5,522)
Surrenders and forfeitures	(6,677,453)	(76,765)	(830,607)	(327,060)	(51,587)	(134,101)	(230,876)	(205,475)	(280,499)	(172,381)	(200,906)	(582,381)
Transfers between portfolios and the Guaranteed Account	(51,461)	(18,187)	700,469	87,159	(8,874)	(24,678)	(88,828)	(27,452)	(113,664)	(16,303)	(119,148)	(134,260)
Net repayments (withdrawals) due to policy loans	8,126	—	(45)	(10)	—	827	—	682	825	821	841	634
Withdrawals due to death benefits	(163,181)	(6,891)	—	—	—	—	(958)	(176)	—	—	(700)	(3,454)

Net (decrease) increase in net assets derived from contract transactions	(6,723,469)	(97,232)	(130,163)	(241,704)	(59,261)	(155,260)	(318,172)	(232,103)	(392,024)	(177,518)	(312,714)	(679,991)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	—	—	—	—	—	—	—	—	—	5,427	—

Total (decrease) increase in net assets	(16,851,732)	(497,927)	(118,495)	(217,062)	(195,399)	(519,792)	(754,638)	(369,975)	(548,877)	(404,236)	(448,743)	(1,832,438)
Net Assets
Beginning of year	32,252,946	1,013,661	1,663,506	560,250	548,144	897,134	1,112,247	530,909	751,451	698,291	685,064	3,537,988

End of year	$15,401,214	$515,734	$1,545,011	$343,188	$352,745	$377,342	$357,609	$160,934	$202,574	$294,055	$236,321	$1,705,550

Changes in Units
Beginning units	28,092	899	2,339	651	715	532	816	928	1,073	899	895	2,165

Units purchased	2,190	7	1,238	127	2	7	18	16	32	104	52	62
Units sold	(9,988)	(101)	(1,421)	(405)	(71)	(105)	(301)	(482)	(646)	(385)	(499)	(540)

Ending units	20,294	805	2,156	373	646	434	533	462	459	618	448	1,687

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

									Fidelity VIP III
	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP II	Fidelity VIP II	Fidelity VIP II	Growth			Premier VIT -
	High Income	Equity-Income	Growth	Growth	Overseas	Asset Manager	Contrafund	Contrafund	Opportunities	Premier VIT -	Premier VIT -	OpCap
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	OpCap Equity	OpCap Small	Managed
	Initial Class	Initial Class	Initial Class	Service Class 2	Service Class 2	Initial Class	Initial Class	Service Class 2	Service Class 2	Portfolio	Cap Portfolio	Portfolio

From Operations
Net investment income (loss)	$28,326	$12,890	$(14,250)	$(318)	$527	$7,465	$(10,727)	$31	$(57)	$(2,229)	$(10,498)	$18,720
Net realized (loss) gain on investments	(28,034)	11,554	133,165	1,389	4,153	89,973	188,535	393	10	92,590	84,484	84,274
Net unrealized appreciation (depreciation) during the year	(116,206)	(1,001,306)	(1,375,028)	(27,923)	(23,876)	(331,894)	(1,364,638)	(8,297)	(7,231)	(280,410)	(449,584)	(490,597)

Net increase (decrease) in net assets from operations	(115,914)	(976,862)	(1,256,113)	(26,852)	(19,196)	(234,456)	(1,186,830)	(7,873)	(7,278)	(190,049)	(375,598)	(387,603)

From Variable Annuity Contract Transactions
Contractholders’ net premiums	3,918	23,391	27,881	—	—	3,689	18,396	—	—	1,046	5,637	2,026
Administrative charges	(407)	(2,029)	(2,773)	(93)	(33)	(834)	(2,561)	(7)	(17)	(541)	(682)	(1,313)
Surrenders and forfeitures	(68,627)	(473,639)	(422,338)	(3,458)	—	(154,833)	(432,005)	—	—	(52,212)	(115,515)	(150,261)
Transfers between portfolios and the Guaranteed Account	(34,798)	(106,902)	(68,661)	—	3,142	5,741	9,166	3,142	1	(6,303)	3,017	(18,095)
Net repayments (withdrawals) due to policy loans	—	(14)	624	—	—	—	791	—	—	(48)	(6)	(44)
Withdrawals due to death benefits	(1,219)	(40,586)	(9,658)	—	—	—	(22,757)	—	—	—	(14,620)	(3,208)

Net (decrease) increase in net assets derived from contract transactions	(101,133)	(599,779)	(474,925)	(3,551)	3,109	(146,237)	(428,970)	3,135	(16)	(58,058)	(122,169)	(170,895)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	—	—	—	—	—	—	—	—	—	—	—

Total (decrease) increase in net assets	(217,047)	(1,576,641)	(1,731,038)	(30,403)	(16,087)	(380,693)	(1,615,800)	(4,738)	(7,294)	(248,107)	(497,767)	(558,498)
Net Assets
Beginning of year	522,013	2,659,558	2,986,310	58,755	41,396	881,504	3,119,632	16,331	13,136	517,122	946,290	1,386,074

End of year	$304,966	$1,082,917	$1,255,272	$28,352	$25,309	$500,811	$1,503,832	$11,593	$5,842	$269,015	$448,523	$827,576

Changes in Units
Beginning units	625	1,581	1,955	123	54	765	1,488	11	14	321	583	958

Units purchased	6	35	70	—	7	11	85	5	—	1	8	2
Units sold	(140)	(479)	(448)	(10)	—	(159)	(308)	1	—	(46)	(111)	(135)

Ending units	491	1,137	1,577	113	61	617	1,265	17	14	276	480	825

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

				Dreyfus
				Variable	Dreyfus
		DWS Variable		Investment	Socially				Van Eck	Van Eck	Van Eck
		Series I -	DWS Variable	Fund - Growth	Responsible	Federated	Federated	Van Eck	Worldwide	Worldwide	Worldwide
	DWS Variable	Growth &	Series I -	and Income	Growth Fund,	Fund for U.S.	Capital	Worldwide	Hard Assets	Emerging	Real Estate
	Series I - Bond	Income VIP:	International	Portfolio: Initial	Inc.: Initial	Government	Income Fund	Bond Fund:	Fund: Initial	Markets Fund:	Portfolio:
	VIP: Class A	Class A	VIP: Class A	Shares	Shares	Securities II	II	Initial Class	Class	Initial Class	Initial Class

From Operations
Net investment income (loss)	$18,672	$5,444	$276	$(4,282)	$(3,491)	$15,583	$3,399	$6,926	$(1,012)	$(9,226)	$6,529
Net realized (loss) gain on investments	(7,306)	134,278	144,690	59,743	(13,640)	(4,617)	(41)	(398)	6,251	170,874	(8,137)
Net unrealized appreciation (depreciation) during the year	(90,548)	(498,392)	(461,070)	(345,363)	(211,438)	(3,354)	(17,799)	(4,410)	(69,969)	(764,693)	(90,175)

Net increase (decrease) in net assets from operations	(79,182)	(358,670)	(316,104)	(289,902)	(228,569)	7,612	(14,441)	2,118	(64,730)	(603,045)	(91,783)

From Variable Annuity Contract Transactions
Contractholders’ net premiums	451	3,493	4,861	6,179	9,446	800	—	927	181	1,917	660
Administrative charges	(423)	(677)	(509)	(586)	(720)	(305)	(76)	(104)	(134)	(1,660)	(182)
Surrenders and forfeitures	(70,501)	(90,244)	(169,027)	(30,650)	(77,657)	(142,914)	(11,227)	(893)	(23,739)	(250,342)	(53,289)
Transfers between portfolios and the Guaranteed Account	(22,521)	(5,612)	7,245	(18,874)	(17,969)	(30,802)	—	48,327	10,245	(17,546)	(8,405)
Net repayments (withdrawals) due to policy loans	—	(36)	(63)	(28)	(21)	(5)	—	—	(2)	1,646	1
Withdrawals due to death benefits	—	(36,877)	—	—	(231)	—	(5,450)	—	—	—	—

Net (decrease) increase in net assets derived from contract transactions	(92,994)	(129,953)	(157,493)	(43,959)	(87,152)	(173,226)	(16,753)	48,257	(13,449)	(265,985)	(61,215)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	—	—	—	—	—	—	—	(5,427)	—	—

Total (decrease) increase in net assets	(172,176)	(488,623)	(473,597)	(333,861)	(315,721)	(165,614)	(31,194)	50,375	(83,606)	(869,030)	(152,998)
Net Assets
Beginning of year	511,748	987,986	784,131	724,005	692,884	427,031	81,187	101,815	134,632	1,136,874	206,351

End of year	$339,572	$499,363	$310,534	$390,144	$377,163	$261,417	$49,993	$152,190	$51,026	$267,844	$53,353

Changes in Units
Beginning units	592	959	690	605	641	500	91	114	62	780	151

Units purchased	1	4	54	7	11	22	—	62	12	27	3
Units sold	(116)	(167)	(211)	(58)	(113)	(228)	(22)	(5)	(28)	(283)	(70)

Ending units	477	796	533	554	539	294	69	171	46	524	84

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

					PIMCO VIT	PIMCO VIT
			MFS New		High Yield	Total Return	Wells Fargo	Wells Fargo VT
	MFS Emerging	MFS Investors	Discovery	MFS Research	Portfolio:	Portfolio:	Advantage VT	Opportunity
	Growth Series -	Trust Series -	Series -	Series -	Administrative	Administrative	Discovery	Fund -
	Service Class	Service Class	Service Class	Service Class	Class	Class	Fund	Investor Class

From Operations
Net investment income (loss)	$(111)	$(330)	$(64)	$(755)	$1,899	$5,306	$(3,494)	$664
Net realized (loss) gain on investments	26	36,124	1,678	75,325	1,272	11,779	80,417	9,522
Net unrealized appreciation (depreciation) during the year	(5,702)	(42,851)	(5,548)	(90,056)	(5,240)	(8,842)	(201,570)	(49,525)

Net increase (decrease) in net assets from operations	(5,787)	(7,057)	(3,934)	(15,486)	(2,069)	8,243	(124,647)	(39,339)

From Variable Annuity Contract Transactions
Contractholders’ net premiums	—	—	—	—	—	—	1,381	351
Administrative charges	(21)	(923)	(15)	(1,786)	(563)	(1,996)	(1,910)	(117)
Surrenders and forfeitures	—	(93,732)	—	(183,911)	(57,960)	(180,823)	(250,598)	(24,420)
Transfers between portfolios and the Guaranteed Account	1	—	1	1	(1)	7,857	(21,950)	(7,142)
Net repayments (withdrawals) due to policy loans	—	—	—	—	—	—	756	—
Withdrawals due to death benefits	—	—	—	—	—	—	—	(16,396)

Net (decrease) increase in net assets derived from contract transactions	(20)	(94,655)	(14)	(185,696)	(58,524)	(174,962)	(272,321)	(47,724)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	—	—	—	—	—	—	—

Total (decrease) increase in net assets	(5,807)	(101,712)	(3,948)	(201,182)	(60,593)	(166,719)	(396,968)	(87,063)
Net Assets
Beginning of year	15,212	106,741	9,848	205,823	67,862	275,799	489,064	147,187

End of year	$9,405	$5,029	$5,900	$4,641	$7,269	$109,080	$92,096	$60,124

Changes in Units
Beginning units	28	189	12	435	84	358	1,198	213

Units purchased	—	—	—	—	—	10	53	29
Units sold	—	(189)	—	(435)	(84)	(237)	(853)	(98)

Ending units	28	—	12	—	—	131	398	144

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007

										Nationwide	Nationwide
									Van	Multi-	Multi-
						Nationwide			Kampen	Manager	Manager	Nationwide
		Nationwide	Nationwide	Nationwide	JP Morgan	NVIT	Nationwide	Nationwide	NVIT	NVIT	NVIT	NVIT
		NVIT	NVIT	NVIT	NVIT	Mid Cap	NVIT	NVIT	Comstock	Small	Small Cap	S&P 500
		Nationwide	Money	Government	Balanced	Growth	International	Growth	Value	Company	Growth	Index
		Fund -	Market Fund -	Bond Fund -	Fund -	Fund -	Value Fund	Fund -	Fund -	Fund -	Fund -	Fund -
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV

From Operations
Net investment income (loss)	$128,967	$(4,146)	$63,291	$17,217	$4,654	$(16,135)	$8,777	$(6,634)	$2,666	$(10,816)	$(2,185)	$5,801
Net realized (loss) gain on investments	4,607,270	66,621	—	(3,754)	22,272	210,306	212,930	40,089	103,912	157,943	95,355	216,849
Net unrealized appreciation (depreciation) during the year	(1,931,072)	15,533	—	18,259	(8,156)	(93,725)	(199,410)	56,547	(126,802)	(134,828)	(155,987)	(56,594)

Net increase (decrease) in net assets from operations	2,805,165	78,008	63,291	31,722	18,770	100,446	22,297	90,002	(20,224)	12,299	(62,817)	166,056

From Variable Annuity Contract Transactions
Contractholders’ net premiums	299,624	6,614	1,878	800	908	6,176	15,449	2,654	14,788	12,974	16,961	59,936
Administrative charges	(35,546)	(1,192)	(4,840)	(347)	(509)	(1,109)	(860)	(304)	(458)	(655)	(550)	(4,690)
Surrenders and forfeitures	(10,503,502)	(255,195)	(842,821)	(48,541)	(68,700)	(421,258)	(205,824)	(104,069)	(221,677)	(256,442)	(239,357)	(1,121,282)
Transfers between portfolios and the Guaranteed Account	(101,550)	(49,569)	588,820	2,129	16,632	(44,669)	(9,646)	(17,346)	17,550	6,322	13,842	(186,472)
Net repayments (withdrawals) due to policy loans	(39,215)	—	2,480	(5)	—	(3,166)	69	(2,644)	(3,142)	(3,154)	(3,358)	9
Withdrawals due to death benefits	(530,361)	(6,273)	(213,813)	—	—	(19,756)	(10,664)	(7,762)	—	—	—	(78,357)

Net (decrease) increase in net assets derived from contract transactions	(10,910,550)	(305,615)	(468,296)	(45,964)	(51,669)	(483,782)	(211,476)	(129,471)	(192,939)	(240,955)	(212,462)	(1,330,856)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	(129)	—	—	—	—	(8)	(16)	(44)	(7)	(2)	(2)	—

Total (decrease) increase in net assets	(8,105,514)	(227,607)	(405,005)	(14,242)	(32,899)	(383,344)	(189,195)	(39,513)	(213,170)	(228,658)	(275,281)	(1,164,800)
Net Assets
Beginning of year	40,358,461	1,241,268	2,068,511	574,492	581,043	1,280,478	1,301,442	570,422	964,621	926,949	960,345	4,702,788

End of year	$32,252,947	$1,013,661	$1,663,506	$560,250	$548,144	$897,134	$1,112,247	$530,909	$751,451	$698,291	$685,064	$3,537,988

Changes in Units
Beginning units	37,020	1,138	3,013	707	767	778	952	1,178	1,332	1,205	1,153	2,983

Units purchased	1,938	7	1,173	6	16	7	98	18	51	32	49	82
Units sold	(10,866)	(246)	(1,847)	(62)	(68)	(253)	(234)	(268)	(310)	(338)	(307)	(900)

Ending units	28,092	899	2,339	651	715	532	816	928	1,073	899	895	2,165

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

									Fidelity
	Fidelity	Fidelity		Fidelity	Fidelity	Fidelity		Fidelity	VIP III
	VIP High	VIP	Fidelity	VIP	VIP	VIP II	Fidelity	VIP II	Growth	Premier	Premier	Premier
	Income	Equity-	VIP	Growth	Overseas	Asset	VIP II	Contrafund	Opportunities	VIT -	VIT -	VIT -
	Portfolio:	Income	Growth	Portfolio:	Portfolio:	Manager	Contrafund	Portfolio:	Portfolio:	OpCap	OpCap	OpCap
	Initial	Portfolio:	Portfolio:	Service	Service	Portfolio:	Portfolio:	Service	Service	Equity	Small Cap	Managed
	Class	Initial Class	Initial Class	Class 2	Class 2	Initial Class	Initial Class	Class 2	Class 2	Portfolio	Portfolio	Portfolio

From Operations
Net investment income (loss)	$35,540	$6,823	$(17,434)	$(483)	$712	$43,323	$(16,962)	$10	$(86)	$(5,058)	$(19,441)	$10,150
Net realized (loss) gain on investments	(7,470)	550,146	106,159	1,063	3,322	68,285	1,157,064	4,011	28	179,521	537,615	130,304
Net unrealized appreciation (depreciation) during the year	(19,675)	(525,759)	664,888	11,644	1,760	7,174	(663,017)	(1,711)	2,432	(151,804)	(509,107)	(105,685)

Net increase (decrease) in net assets from operations	8,395	31,210	753,613	12,224	5,794	118,782	477,085	2,310	2,374	22,659	9,067	34,769

From Variable Annuity Contract Transactions
Contractholders’ net premiums	2,767	34,939	39,189	—	—	5,463	28,093	—	—	2,454	9,324	2,935
Administrative charges	(424)	(2,674)	(3,600)	(59)	(40)	(1,132)	(3,019)	(7)	(19)	(731)	(907)	(1,575)
Surrenders and forfeitures	(141,854)	(861,768)	(1,304,402)	(1,678)	(1,131)	(177,176)	(831,982)	—	—	(295,109)	(759,463)	(535,002)
Transfers between portfolios and the Guaranteed Account	(19,943)	7,363	(116,469)	(570)	(1)	3,630	(84,695)	2	(1)	1,628	(54,009)	(500)
Net repayments (withdrawals) due to policy loans	—	21	(1,874)	—	—	—	(9,478)	—	—	(68)	(3,106)	(42)
Withdrawals due to death benefits	—	(7,808)	(7,943)	—	—	(33,123)	(13,951)	—	—	(6,976)	—	—

Net (decrease) increase in net assets derived from contract transactions	(159,454)	(829,927)	(1,395,099)	(2,307)	(1,172)	(202,338)	(915,032)	(5)	(20)	(298,802)	(808,161)	(534,184)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	1	(2)	—	—	—	(8)	—	—	—	(2)	(5)

Total (decrease) increase in net assets	(151,059)	(798,716)	(641,488)	9,917	4,622	(83,556)	(437,955)	2,305	2,354	(276,143)	(799,096)	(499,420)
Net Assets
Beginning of year	673,072	3,458,274	3,627,798	48,838	36,774	965,060	3,557,587	14,026	10,782	793,265	1,745,386	1,885,494

End of year	$522,013	$2,659,558	$2,986,310	$58,755	$41,396	$881,504	$3,119,632	$16,331	$13,136	$517,122	$946,290	$1,386,074

Changes in Units
Beginning units	820	2,059	2,975	128	56	955	1,969	11	14	508	1,070	1,326

Units purchased	22	67	41	—	—	12	33	—	—	3	8	4
Units sold	(217)	(545)	(1,061)	(5)	(2)	(202)	(514)	—	—	(190)	(495)	(372)

Ending units	625	1,581	1,955	123	54	765	1,488	11	14	321	583	958

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

				Dreyfus
				Variable
				Investment	Dreyfus
		DWS	DWS	Fund -	Socially
	DWS	Variable	Variable	Growth and	Responsible	Federated			Van Eck	Van Eck	Van Eck
	Variable	Series I -	Series I -	Income	Growth	Fund for	Federated	Van Eck	Worldwide	Worldwide	Worldwide
	Series I -	Growth &	International	Portfolio:	Fund, Inc.:	U.S.	Capital	Worldwide	Hard Assets	Emerging	Real Estate
	Bond VIP:	Income VIP:.	VIP:	Initial	Initial	Government	Income	Bond Fund:	Fund:	Markets Fund:	Portfolio:
	Class A	Class A	Class A	Shares	Shares	Securities II	Fund II	Initial Class	Initial Class	Initial Class	Initial Class

From Operations
Net investment income (loss)	$19,282	$(1,609)	$9,001	$(4,894)	$(6,223)	$17,831	$3,229	$4,026	$(1,516)	$(10,822)	$(407)
Net realized (loss) gain on investments	2,015	24,803	216,947	50,958	(29,935)	(12,209)	2,635	(785)	17,768	341,223	57,355
Net unrealized appreciation (depreciation) during the year	(5,943)	(18,600)	(116,723)	5,902	81,749	16,139	(3,448)	4,779	32,250	18,523	(45,500)

Net increase (decrease) in net assets from operations	15,354	4,594	109,225	51,966	45,591	21,761	2,416	8,020	48,502	348,924	11,448

From Variable Annuity Contract Transactions
Contractholders’ net premiums	900	5,295	4,979	5,896	12,448	1,200	—	468	200	1,778	742
Administrative charges	(474)	(852)	(655)	(721)	(874)	(318)	(79)	(79)	(130)	(764)	(230)
Surrenders and forfeitures	(208,964)	(153,600)	(325,262)	(124,709)	(156,501)	(72,082)	(10,703)	(11,630)	(52,250)	(254,824)	(278,955)
Transfers between portfolios and the Guaranteed Account	45,596	(30,597)	(30,423)	148	(3,973)	(2,407)	(16,413)	16,812	(13,433)	(145,802)	10,078
Net repayments (withdrawals) due to policy loans	—	(45)	(1,687)	(24)	36	(4)	—	—	(7)	(6,864)	(5)
Withdrawals due to death benefits	(3,559)	—	—	(2,198)	(1,770)	(116,408)	—	—	—	—	—

Net (decrease) increase in net assets derived from contract transactions	(166,501)	(179,799)	(353,048)	(121,608)	(150,634)	(190,019)	(27,195)	5,571	(65,620)	(406,476)	(268,370)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	—	—	(1)	—	(31)	—	4	—	5	—

Total (decrease) increase in net assets	(151,147)	(175,205)	(243,823)	(69,643)	(105,043)	(168,289)	(24,779)	13,595	(17,118)	(57,547)	(256,922)
Net Assets
Beginning of year	662,895	1,163,191	1,027,954	793,648	797,927	595,320	105,966	88,220	151,750	1,194,421	463,273

End of year	$511,748	$987,986	$784,131	$724,005	$692,884	$427,031	$81,187	$101,815	$134,632	$1,136,874	$206,351

Changes in Units
Beginning units	791	1,130	1,026	710	786	734	125	107	109	1,119	349

Units purchased	58	6	26	5	14	7	—	23	8	8	9
Units sold	(257)	(177)	(362)	(110)	(159)	(241)	(34)	(16)	(55)	(347)	(207)

Ending units	592	959	690	605	641	500	91	114	62	780	151

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

								Wells Fargo
	MFS		MFS		PIMCO VIT	PIMCO VIT	Wells Fargo	VT
	Emerging	MFS	New	MFS	High Yield	Total Return	Advantage	Opportunity
	Growth	Investors	Discovery	Research	Portfolio:	Portfolio:	VT	Fund -
	Series -	Trust Series -	Series -	Series -	Administrative	Administrative	Discovery	Investor
	Service Class	Service Class	Service Class	Service Class	Class	Class	Fund	Class

From Operations
Net investment income (loss)	$(120)	$(768)	$(80)	$(1,753)	$3,817	$9,004	$(7,490)	$(1,125)
Net realized (loss) gain on investments	36	1,502	738	1,125	29	60	53,753	26,681
Net unrealized appreciation (depreciation) during the year	2,606	7,738	(515)	21,822	(2,378)	9,607	52,338	(17,395)

Net increase (decrease) in net assets from operations	2,522	8,472	143	21,194	1,468	18,671	98,601	8,161

From Variable Annuity Contract Transactions
Contractholders’ net premiums	—	—	—	—	—	—	1,132	284
Administrative charges	(22)	—	(18)	—	—	(217)	(269)	(143)
Surrenders and forfeitures	—	—	—	—	—	—	(137,883)	(21,408)
Transfers between portfolios and the Guaranteed Account	(2)	(283)	(1)	(1,192)	883	190	(1,621)	(3,139)
Net repayments (withdrawals) due to policy loans	—	—	—	—	—	—	(3,157)	—

Net (decrease) increase in net assets derived from contract transactions	(24)	(283)	(19)	(1,192)	883	(27)	(141,798)	(24,406)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	—	—	—	—	—	(7)	(4)

Total (decrease) increase in net assets	2,498	8,189	124	20,002	2,351	18,644	(43,204)	(16,249)
Net Assets
Beginning of year	12,714	98,552	9,724	185,821	65,511	257,155	532,268	163,436

End of year	$15,212	$106,741	$9,848	$205,823	$67,862	$275,799	$489,064	$147,187

Changes in Units
Beginning units	28	190	12	437	82	358	1,579	251

Units purchased	—	—	—	—	2	—	41	3
Units sold	—	(1)	—	(2)	—	—	(422)	(41)

Ending units	28	189	12	435	84	358	1,198	213

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements
     December 31, 2008 and 2007

1.	Organization

The Nationwide Provident VA Separate Account 1 (Separate Account) was established on October 19, 1992 by Nationwide Life Insurance Company of America (Nationwide Provident) under the provisions of Pennsylvania law. The Separate Account is an investment account to which net proceeds from individual flexible premium deferred variable annuity contracts (the Contracts) are allocated until maturity or termination of the Contracts. A contractowner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly.

As of October 1, 2002, Nationwide Life Insurance Company of America no longer sells variable annuity contacts. The Contracts were distributed principally through career agents and brokers.

Nationwide Provident has structured the Separate Account as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of forty-two subaccounts:

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV
NVIT Money Market Fund Class IV
NVIT Government Bond Fund Class IV
JP Morgan NVIT Balanced Fund Class IV
NVIT Mid Cap Growth Fund Class IV
NVIT Multi-Manager International Value Fund Class IV
(Formerly NVIT International Value Fund Class IV)
NVIT Growth Fund Class IV
Van Kampen NVIT Comstock Value Fund Class IV
NVIT Multi-Manager Small Company Fund Class IV
NVIT Multi-Manager Small Cap Value Fund Class IV
(Formerly NVIT Multi-Manager Small Cap Growth Fund Class IV)
NVIT S&P 500 Index Fund Class IV

Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class
Fidelity VIP Equity-Income Portfolio: Initial Class
Fidelity VIP Growth Portfolio: Initial Class
Fidelity VIP Growth Portfolio: Service Class 2
Fidelity VIP Overseas Portfolio: Service Class 2

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class
Fidelity VIP II Contrafund Portfolio: Initial Class
Fidelity VIP II Contrafund Portfolio: Service Class 2

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2

Premier VIT:
Premier VIT — OpCap Equity Portfolio
Premier VIT — OpCap Small Cap Portfolio

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Premier VIT — OpCap Managed Portfolio

DWS Variable Series I:
DWS Variable Series I — Bond VIP: Class A
DWS Variable Series I — Growth & Income VIP: Class A
DWS Variable Series I — International VIP: Class A

Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares

Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares

Federated Insurance Series:
Federated Fund for U.S. Government Securities II
Federated Capital Income Fund II

Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund: Initial Class
Van Eck Worldwide Hard Assets Fund: Initial Class
Van Eck Worldwide Emerging Markets Fund: Initial Class
Van Eck Worldwide Real Estate Portfolio: Initial Class

MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class
MFS Investors Trust Series — Service Class
MFS New Discovery Series — Service Class
MFS Research Series — Service Class

PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio: Administrative Class
PIMCO VIT Total Return Portfolio: Administrative Class

Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund
Wells Fargo VT Opportunity Fund — Investor Class

The contractowner’s equity is affected by the investment results of each fund, equity transactions by contractowners and certain contract expenses (see note 5).

The Nationwide NVIT Nationwide Fund Class IV, Nationwide NVIT Money Market Fund Class IV, Nationwide NVIT Government Bond Fund Class IV, J.P. Morgan NVIT Balanced Fund Class IV, Nationwide NVIT Mid Cap Growth Fund Class IV, Nationwide NVIT International Value Fund Class IV Subaccounts are the only funds available to owners of a Market Street VIP contract.

Net premiums from the Contracts are allocated to the subaccounts in accordance with contractowner instructions and are recorded as contractholders’ net premiums in the statements of changes in net assets. Such amounts are used to provide money to pay contract values under the Contracts. The Separate Account’s assets are the property of Nationwide Provident.

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Transfers between investment portfolios include transfers between the subaccounts and the Guaranteed Account (not shown), which is part of Nationwide Provident’s general account.

A contractowner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are available through the variable annuity contracts and therefore, not available to the general public directly.

Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

2.	Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Separate Account in the financial statements.

Investment Valuation:

The fair value of the underlying mutual funds is based on the closing net asset value per share at December 31, 2008. Transactions are recorded on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

Federal Income Taxes:

The operations of the Separate Account are included in the Federal income tax return of Nationwide Provident. Under the provisions of the Contracts, Nationwide Provident has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax. Nationwide Provident does not provide for income taxes within the Separate Account. Taxes are the responsibility of the policyholder upon termination or withdrawal.

Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts from operations and contract transactions during the reporting period. Actual results could differ from those estimates.

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

2.	Summary of Significant Accounting Policies, continued

Recently Issued Accounting Standard:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Account’s financial position or results of operations.

3.	Death Benefits

Death benefit proceeds result in a redemption of contract value from the Separate Account and payment of those proceeds, less any outstanding policy loans (and contract charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the account value on the date of death, the excess is paid by Nationwide Provident’s general account.

4.	Contract Loans

Contract provisions allow contractowners to borrow up to the contract’s non-loaned surrender value. Interest is charged on the outstanding loan and is due and payable at the end of each policy year or when the loan is repaid. Any unpaid interest is added to the loan balance and bears interest at the same loan rate.

At the time the loan is granted, the amount of the loan is transferred from the Separate Account to Nationwide Provident’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made. Interest credited is paid by Nationwide Provident’s general account to the Account. Loan repayments result in a transfer of collateral including interest back to the Separate Account.

5.	Expenses and Related Party Transactions

Deductions from Premiums

Deductions for premium taxes are made from the premiums by Nationwide Provident (0 - 4% of premium payments depending on the Insured state of residence). Premiums adjusted for these deductions are recorded as net premiums in the statements of changes in net assets.

There are no sales charges deducted from premiums at the time the premiums are paid. For some contracts a surrender charge may be deducted from the proceeds upon surrender or certain withdrawals in the first 6 contract years (surrender charges ranges from 0 - 6% of the amount withdrawn or surrendered depending on the contract year, not to exceed 8.5% of total premiums received under the contract). For other contracts a surrender charge may be deducted from the proceeds upon surrender or certain withdrawals in the 8 - 9 contract years following a premium payment (surrender charges ranges from 0 - 8% of the

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

5.	Expenses and Related Party Transactions, continued

premiums withdrawn or surrendered). However, subject to certain restrictions, up to 10% of the contract account value as of the beginning of a contract year may be surrendered or withdrawn free of surrender charges. For some contracts, the 10% is cumulative if unused. These charges totaled $20,709 and $8,784 for the years ended December 31, 2008 and 2007, respectively. These charges are included with administrative charges in the statements of changes in net assets and are assessed against each policy by liquidating units.

Mortality and Expense Risk Charges

In addition, to compensate for costs associated with administration of the contracts, Nationwide Provident deducts a daily asset-based administration charge from the assets of the Separate Account equal to an annual rate of .15%. This daily asset-based administration charge is reported in the mortality and expense risk charges in the statements of operations. The Separate Account is charged a daily mortality and expense risk charge at an annual rate of 1.20% for the Market Street VIP contracts and 1.25% for the other variable annuity contracts. Nationwide Provident reserves the right to increase this charge for the Market Street VIP contracts, but in no event will it be greater than 1.25%. In some contracts, the asset based administration fee of 0.15% and the mortality and expense risk charge of 1.25% is stated as a combined annuity charge of 1.40%. These charges are assessed through the daily unit value calculation.

Administrative Charges

An annual administrative fee of $0 - $40 (depending on the contract) is deducted from the contract account value on each contract anniversary date beginning one year from the issue date of the contract. An optional annual deduction for an additional death benefit rider may be made (0.25% of the contract account value). During any given contract year, the first four transfers by Market Street VIP contractowners and the first twelve transfers by other variable annuity contractowners of amounts in the Subaccounts are free of charge. A fee of $25 is assessed for each additional transfer. These charges are assessed against each contract by liquidating units.

The Contracts provide for an initial free-look period. If a contract is cancelled within certain time constraints, the contractowners will receive a refund equal to the contract account value plus certain deductions previously made under the contract. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the contract and will not reflect investment experience.

State premium taxes, when applicable, will be deducted depending upon when such taxes are paid to the taxing authority. The premium taxes are deducted either from premiums as they are received or from the proceeds upon withdrawal from or surrender of the contract or upon application of the proceeds to a payment option.

Upon the transfer of the subaccount value out of a subaccount within 60 days after allocation to that subaccount, certain subaccounts charge a fee of 1% of the amount transferred. These amounts are paid directly to the fund company, and are shown as an investment expense in the statements of operations. These charges totaled $0 and $0 for the years ended December 31, 2008 and 2007, respectively.

Nationwide Provident, or an affiliate, may receive compensation from a fund or its investment adviser or distributor (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the contracts. The amount of this compensation is based upon a percentage of the assets of the fund attributable to the contracts and other contracts issued by

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

5.	Expenses and Related Party Transactions, continued

Nationwide Provident (or an affiliate). These percentages differ, and some funds, advisers, or distributors (or affiliates) may pay Nationwide Provident more than others. Nationwide Provident also may receive 12b-1 fees.

6.	Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

In accordance with SFAS 157, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1 — Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The assets utilizing Level 1 valuations represent investments in publicly-traded registered mutual funds with quoted market prices.

Level 2 — Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The assets utilizing Level 2 valuations represent investments in privately-traded registered mutual funds only offered through insurance products.

Level 3 — Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The Account invests only in funds with fair value measurements in the first two levels of the fair value hierarchy.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Separate Account Investments	$0	$15,401,214	$0	$15,401,214

Accounts Receivable of $0 and Account Payable of $0 are measured at settlement value which approximates the fair value due to the short-term nature of such assets.

The Account did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

(7)	Financial Highlights

Nationwide Provident offers several variable annuity products through the Separate Account that have unique combinations of features and fees that are assessed to the contractholder. Differences in fee structures result in different contract expense rates, unit fair values and total returns. The following table is

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

a summary of units, unit fair values and contractholders’ equity for variable annuity contracts as of the period indicated, and net investment income ratio, policy expense ratio and total return for each period in the five year period ended December 31, 2008.

The information is presented as a range of minimum and maximum values based upon product grouping. The range is determined by identifying the lowest and highest contract expense rates. The unit fair values and total returns related to these identified contract expense rates are also disclosed as a range below. Accordingly, some individual policy amounts may not be within the ranges presented.

	At December 31, 2008			For The Year Ended December 31, 2008
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	805	$85.48 to $756.30	$512,661	1.43%	1.20% to 1.40%	-42.36% to -42.25%
NVIT Money Market Fund Class IV	2,156	$75.21 to $713.21	$1,537,800	2.17%	1.20% to 1.40%	0.72% to 0.92%
NVIT Government Bond Fund Class IV	373	$107.99 to $903.03	$336,517	4.07%	1.20% to 1.40%	6.12% to 6.33%
JP Morgan NVIT Balanced Fund Class IV	646	$98.12 to $795.11	$347,730	2.71%	1.20% to 1.40%	-26.59% to -26.45%
NVIT Mid Cap Growth Fund Class IV	434	$109.71 to $1,048.51	$374,661	0.00%	1.20% to 1.40%	-46.85% to -46.75%
NVIT Multi-Manager International Value Fund Class IV	533	$102.25 to $823.42	$356,712	1.85%	1.20% to 1.40%	-47.10% to -46.99%
NVIT Growth Fund Class IV	462	$342.14	$158,027	0.26%	1.40%	-39.64%
Van Kampen NVIT Comstock Value Fund Class IV	459	$430.56	$197,584	1.98%	1.40%	-37.84%
NVIT Multi-Manager Small Company Fund Class IV	618	$469.30	$290,183	0.76%	1.40%	-39.05%
NVIT Multi-Manager Small Cap Value Fund Class IV	448	$507.81	$233,244	0.97%	1.40%	-33.21%
NVIT S&P 500 Index Fund Class IV	1,687	$1,009.13	$1,702,089	1.90%	1.40%	-38.16%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class	491	$607.92	$298,649	7.93%	1.40%	-26.03%
Fidelity VIP Equity-Income Portfolio: Initial Class	1,137	$949.04	$1,079,096	2.12%	1.40%	-43.45%
Fidelity VIP Growth Portfolio: Initial Class	1,577	$794.35	$1,252,546	0.76%	1.40%	-47.90%
Fidelity VIP Growth Portfolio: Service Class 2	113	$225.07	$25,469	0.58%	1.40%	-48.04%
Fidelity VIP Overseas Portfolio: Service Class 2	61	$335.63	$18,163	2.69%	1.40%	-44.74%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	617	$804.75	$496,546	2.48%	1.40%	-29.71%
Fidelity VIP II Contrafund Portfolio: Initial Class	1,265	$1,185.68	$1,499,756	0.94%	1.40%	-43.31%
Fidelity VIP II Contrafund Portfolio: Service Class 2	17	$419.32	$6,995	0.96%	1.40%	-43.49%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2	14	$219.21	$2,988	0.13%	1.40%	-55.76%
Premier VIT:
Premier VIT — OpCap Equity Portfolio	276	$957.25	$264,286	0.83%	1.40%	-39.67%
Premier VIT — OpCap Small Cap Portfolio	480	$928.00	$445,057	0.00%	1.40%	-42.45%
Premier VIT — OpCap Managed Portfolio	825	$997.05	$822,177	3.15%	1.40%	-30.74%

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For The Year Ended December 31, 2008
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
DWS Variable Series I:
DWS Variable Series I — Bond VIP: Class A	477	$698.78	$333,055	5.76%	1.40%	-17.93%
DWS Variable Series I — Growth & Income VIP: Class A	796	$623.12	$496,111	2.13%	1.40%	-39.17%
DWS Variable Series I — International VIP: Class A	533	$573.46	$305,828	1.47%	1.40%	-48.93%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares	554	$697.68	$386,647	0.66%	1.40%	-41.24%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares	539	$694.57	$374,425	0.77%	1.40%	-35.34%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	294	$864.35	$254,091	5.79%	1.40%	2.83%
Federated Capital Income Fund II	69	$633.26	$43,455	6.47%	1.40%	-21.49%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund: Initial Class	171	$839.93	$143,971	6.45%	1.40%	2.17%
Van Eck Worldwide Hard Assets Fund: Initial Class	46	$936.26	$39,884	0.29%	1.40%	-46.88%
Van Eck Worldwide Emerging Markets Fund: Initial Class	524	$496.93	$260,592	0.00%	1.40%	-65.27%
Van Eck Worldwide Real Estate Portfolio: Initial Class	84	$569.28	$47,771	6.35%	1.40%	-55.74%
MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class	28	$203.42	$5,765	0.00%	1.40%	-38.42%
MFS Investors Trust Series — Service Class	—	$349.17	—	0.46%	1.40%	-34.18%
MFS New Discovery Series — Service Class	12	$278.33	$3,311	0.00%	1.40%	-40.36%
MFS Research Series — Service Class	—	$288.77	—	0.15%	1.40%	-37.14%
PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio: Administrative Class	—	$537.22	—	7.99%	1.40%	-24.60%
PIMCO VIT Total Return Portfolio: Administrative Class	131	$774.97	$101,823	4.58%	1.40%	3.28%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	398	$220.32	$87,686	0.00%	1.40%	-45.13%
Wells Fargo VT Opportunity Fund — Investor Class	144	$390.08	$56,244	2.00%	1.40%	-40.93%

Total Contractholders’ Equity			$15,199,594

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Nationwide Variable Insurance Trust:
Nationwide NVIT Nationwide Fund — Class IV	899	$148.01 to $1,312.21	$1,008,363	1.03%	1.20% to 1.40%	6.67% to 6.89%
Nationwide NVIT Money Market Fund — Class IV	2,339	$74.53 to $708.11	$1,656,493	4.96%	1.20% to 1.40%	3.46% to 3.67%
Nationwide NVIT Government Bond Fund — Class IV	651	$101.56 to $850.95	$554,024	4.45%	1.20% to 1.40%	5.77% to 5.98%
JP Morgan NVIT Balanced Fund — Class IV	715	$133.41 to $1083.18	$541,383	2.19%	1.20% to 1.40%	3.19% to 3.39%
Nationwide NVIT Mid Cap Growth Fund — Class IV	532	$206.02 to $1,972.88	$892,124	0.00%	1.20% to 1.40%	7.51% to 7.73%
Nationwide NVIT International Value Fund Class IV	816	$192.89 to $1,556.44	$1,110,530	2.08%	1.20% to 1.40%	1.46% to 1.66%
Nationwide NVIT Growth Fund — Class IV	928	$566.80	$526,143	0.18%	1.40%	17.89%
Van Kampen NVIT Comstock Value Fund — Class IV	1,073	$692.69	$743,520	1.71%	1.40%	-3.55%
Nationwide Multi-Manager NVIT Small Company Fund — Class IV	899	$769.96	$692,001	0.10%	1.40%	0.72%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class IV	895	$760.37	$680,322	1.16%	1.40%	-8.23%
Nationwide NVIT S&P 500 Index Fund — Class IV	2,165	$1,631.92	$3,532,327	1.56%	1.40%	3.64%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class	625	$821.83	$513,560	7.48%	1.40%	1.35%
Fidelity VIP Equity-Income Portfolio: Initial Class	1,581	$1,678.33	$2,652,798	1.63%	1.40%	0.11%
Fidelity VIP Growth Portfolio: Initial Class	1,955	$1,524.78	$2,981,016	0.89%	1.40%	25.19%
Fidelity VIP Growth Portfolio: Service Class 2	123	$433.19	$53,283	0.38%	1.40%	24.89%
Fidelity VIP Overseas Portfolio: Service Class 2	54	$607.37	$32,910	2.86%	1.40%	15.42%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	765	$1,144.90	$875,463	6.12%	1.40%	13.89%
Fidelity VIP II Contrafund Portfolio: Initial Class	1,488	$2,091.69	$3,112,393	0.89%	1.40%	15.95%
Fidelity VIP II Contrafund Portfolio: Service Class 2	11	$742.02	$8,311	0.76%	1.40%	15.66%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2	14	$495.52	$6,777	0.00%	1.40%	21.19%
Premier VIT:
Premier VIT — OpCap Equity Portfolio	321	$1,586.70	$509,376	0.65%	1.40%	2.65%
Premier VIT — OpCap Small Cap Portfolio	583	$1,612.44	$940,311	0.00%	1.40%	-0.83%
Premier VIT — OpCap Managed Portfolio	958	$1,439.62	$1,378,333	2.05%	1.40%	1.61%
DWS Variable Series I:
DWS Variable Series I — Bond VIP: Class A	592	$851.41	$503,882	4.99%	1.40%	2.72%
DWS Variable Series I — Growth & Income VIP:. Class A	959	$1,024.37	$982,670	1.25%	1.40%	-0.06%
DWS Variable Series I — International VIP: Class A	690	$1,122.98	$775,000	2.39%	1.40%	12.99%4

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares	605	$1,187.37	$718,102	0.76%	1.40%	6.93%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares	641	$1,074.15	$688,674	0.55%	1.40%	6.28%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	500	$840.56	$419,978	5.37%	1.40%	4.80%
Federated Capital Income Fund II	91	$806.58	$73,240	5.11%	1.40%	2.58%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund: Initial Class	114	$822.11	$93,877	5.38%	1.40%	8.18%
Van Eck Worldwide Hard Assets Fund: Initial Class	62	$1,762.40	$109,723	0.13%	1.40%	43.33%
Van Eck Worldwide Emerging Markets Fund: Initial Class	780	$1,430.89	$1,116,245	0.44%	1.40%	35.69%
Van Eck Worldwide Real Estate Portfolio: Initial Class	151	$1,286.30	$193,906	1.31%	1.40%	-0.52%
MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class	28	$330.32	$9,386	0.00%	1.40%	19.19%
MFS Investors Trust Series — Service Class	189	$530.51	$100,270	0.57%	1.40%	8.49%
MFS New Discovery Series — Service Class	12	$466.70	$5,569	0.00%	1.40%	0.82%
MFS Research Series — Service Class	435	$459.42	$199,649	0.48%	1.40%	11.35%
PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio: Administrative Class	84	$712.45	$59,615	6.95%	1.40%	2.06%
PIMCO VIT Total Return Portfolio: Administrative Class	358	$750.34	$268,892	4.78%	1.40%	7.21%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	1,198	$401.54	$481,129	0.00%	1.40%	20.61%
Wells Fargo VT Opportunity Fund — Investor Class	213	$660.39	$140,704	0.62%	1.40%	5.14%

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund — Class IV	1,138	$138.48 to $1,230.14	$1,236,445	1.05%	1.20% to 1.40%	12.05% to 12.28%
Gartmore GVIT Money Market Fund — Class IV	3,013	$71.89 to $684.44	$2,062,154	4.63%	1.20% to 1.40%	3.21% to 3.42%
Gartmore GVIT Government Bond Fund Class IV	707	$95.83 to $804.57	$568,732	3.90%	1.20% to 1.40%	1.91% to 2.11%
JP Morgan GVIT Balanced Fund Class IV	767	$129.03 to $1,049.73	$574,626	2.35%	1.20% to 1.40%	10.74% to 10.97%
Gartmore GVIT Mid Cap Growth Fund — Class IV	778	$191.24 to $1,835.03	$1,275,952	0.00%	1.20% to 1.40%	8.41% to 8.63%
Gartmore GVIT International Value Fund Class IV	952	$189.74 to $1,534.07	$1,299,872	2.06%	1.20% to 1.40%	21.04% to 21.28%
Gartmore GVIT Growth Fund Class IV	1,178	$480.81	$566,474	0.05%	1.40%	4.70%
Van Kampen GVIT Comstock Value — Class IV	1,332	$718.21	$956,573	1.71%	1.40%	14.33%
Gartmore GVIT Small Company Fund — Class IV	1,205	$764.42	$920,849	0.10%	1.40%	10.49%
Gartmore GVIT Small Cap Value Fund — Class IV	1,153	$828.52	$955,312	0.44%	1.40%	15.78%
Gartmore GVIT S&P 500 Index Fund Class IV	2,983	$1,574.59	$4,697,667	1.61%	1.40%	13.72%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class	820	$810.89	$664,889	6.80%	1.40%	9.69%
Fidelity VIP Equity-Income Portfolio: Initial Class	2,059	$1,676.46	$3,451,824	3.32%	1.40%	18.53%
Fidelity VIP Growth Portfolio: Initial Class	2,975	$1,217.97	$3,623,816	0.44%	1.40%	5.37%
Fidelity VIP Growth Portfolio: Service Class 2	128	$346.85	$44,522	0.16%	1.40%	5.09%
Fidelity VIP Overseas Portfolio: Service Class 2	56	$526.24	$29,528	0.68%	1.40%	16.14%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	955	$1,005.27	$959,890	2.82%	1.40%	5.83%
Fidelity VIP II Contrafund Portfolio: Initial Class	1,969	$1,803.97	$3,551,636	1.25%	1.40%	10.17%
Fidelity VIP II Contrafund Portfolio: Service Class 2	11	$641.53	$7,192	0.99%	1.40%	9.89%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2	14	$408.89	$5,609	0.45%	1.40%	3.66%
Premier VIT:
Premier VIT — OpCap Equity Portfolio	508	$1,545.67	$785,866	0.51%	1.40%	13.68%
Premier VIT — OpCap Small Cap Portfolio	1,070	$1,625.95	$1,739,532	0.00%	1.40%	22.36%
Premier VIT — OpCap Managed Portfolio	1,326	$1,416.79	$1,878,134	1.94%	1.40%	8.13%
DWS Variable Series I:
DWS Variable Series I — Bond VIP — Class A	791	$828.86	$655,389	4.02%	1.40%	3.26%
DWS Variable Series I — Growth & Income VIP — Class A	1,130	$1,024.98	$1,158,022	1.02%	1.40%	12.05%
DWS Variable Series I — International VIP — Class A	1,026	$993.92	$1,020,046	2.02%	1.40%	24.17%

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares	710	$1,110.42	$788,257	0.79%	1.40%	12.92%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares	786	$1,010.69	$794,072	0.11%	1.40%	7.69%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	734	$802.06	$588,727	4.93%	1.40%	2.69%
Federated Capital Income Fund II	125	$786.27	$98,335	6.53%	1.40%	14.04%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund — Initial Class	107	$759.96	$80,995	11.23%	1.40%	5.00%
Van Eck Worldwide Hard Assets Fund — Initial Class	109	$1,229.65	$134,623	0.08%	1.40%	22.77%
Van Eck Worldwide Emerging Markets Fund — Initial Class	1,119	$1,054.51	$1,179,508	0.62%	1.40%	37.56%
Van Eck Worldwide Real Estate Fund — Initial Class	349	$1,293.03	$450,954	1.70%	1.40%	29.10%
MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class	28	$277.15	$7,895	0.00%	1.40%	6.12%
MFS Investors Trust Series — Service Class	190	$488.97	$92,679	0.26%	1.40%	11.13%
MFS New Discovery Series — Service Class	12	$462.90	$5,541	0.00%	1.40%	11.36%
MFS Research Series — Service Class	437	$412.59	$180,367	0.31%	1.40%	8.67%
PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio — Administrative Shares	82	$698.06	$57,545	6.85%	1.40%	7.55%
PIMCO VIT Total Return Portfolio — Administrative Shares	358	$699.87	$250,840	4.40%	1.40%	2.40%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	1,579	$332.92	$525,814	0.00%	1.40%	13.05%
Wells Fargo VT Opportunity Fund	251	$628.09	$157,369	0.00%	1.40%	10.66%

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

8

	At December 31, 2005			For the Year Ended December 31, 2005
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	1,492	$123.34 to $1,097.81	$1,488,608	0.89%	1.20% to 1.40%	5.95% to 6.16%
Gartmore GVIT Money Market Fund Class IV	4,261	$69.51 to $663.15	$2,825,677	2.78%	1.20% to 1.40%	1.39% to 1.59%
Gartmore GVIT Government Bond Fund Class IV	1,103	$93.85 to $789.52	$871,370	3.64%	1.20% to 1.40%	1.74% to 1.95%
JP Morgan GVIT Balanced Fund Class IV	854	$116.28 to $947.88	$596,645	2.02%	1.20% to 1.40%	1.20% to 1.40%
Gartmore GVIT Mid Cap Growth Fund Class IV	1,141	$176.06 to $1,692.69	$1,785,896	0.00%	1.20% to 1.40%	8.30% to 8.51%
Dreyfus GVIT International Value Fund Class IV	1,064	$156.45 to $1,267.44	$1,213,880	1.22%	1.20% to 1.40%	10.42% to 10.64%
Gartmore GVIT Growth Fund Class IV	1,733	$459.24	$796,064	0.09%	1.40%	5.03%
Van Kampen GVIT Comstock Value — Class IV	1,776	$628.19	$1,115,712	1.61%	1.40%	2.91%
Gartmore GVIT Small Company Fund Class IV	1,597	$691.85	$1,104,748	0.00%	1.40%	10.76%
Gartmore GVIT Small Cap Value Fund Class IV	1,434	$715.62	$1,025,931	0.05%	1.40%	1.64%
Gartmore GVIT Equity 500 Index Fund Class IV	3,999	$1,384.58	$5,536,453	1.58%	1.40%	3.30%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio Initial Class	1,124	$739.22	$830,547	14.69%	1.40%	1.28%
Fidelity VIP Equity-Income Portfolio Initial Class	2,977	$1,414.41	$4,209,965	1.81%	1.40%	4.40%
Fidelity VIP Growth Portfolio Initial Class	4,329	$1,155.92	$5,004,404	0.56%	1.40%	4.33%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	1,109	$949.90	$1,053,107	3.05%	1.40%	2.60%
Fidelity VIP II Contrafund Portfolio Initial Class	2,920	$1,637.48	$4,781,112	0.31%	1.40%	15.32%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Portfolio Service Class 2	127	$330.04	$42,118	0.25%	1.40%	4.04%
Fidelity VIP III Overseas Portfolio Service Class 2	56	$453.11	$25,456	0.50%	1.40%	17.14%
Fidelity VIP III Contrafund Portfolio Service Class 2	11	$583.81	$6,552	0.09%	1.40%	15.03%
Fidelity VIP III Growth Opportunities Portfolio Service Class 2	14	$394.45	$5,429	0.65%	1.40%	7.17%
Premier VIT:
Premier VIT OpCap Equity Portfolio	723	$1,359.65	$983,546	0.44%	1.40%	5.56%
Premier VIT OpCap Small Cap Portfolio	1,354	$1,328.78	$1,800,154	0.00%	1.40%	-1.33%
Premier VIT OpCap Managed Portfolio	1,767	$1,310.24	$2,316,144	1.37%	1.40%	3.82%
Scudder Variable Series I:
Scudder Bond Portfolio Class A	1,147	$802.66	$920,791	3.70%	1.40%	1.18%
Scudder Growth and Income Portfolio Class A	1,611	$914.74	$1,473,970	1.34%	1.40%	4.60%
Scudder International Portfolio Class A	1,454	$800.48	$1,164,359	1.66%	1.40%	14.56%
Dreyfus Variable Investment Fund:
Dreyfus Growth and Income Portfolio Initial Shares	903	$983.32	$887,599	1.34%	1.40%	1.92%

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund Initial Shares	1,198	$938.54	$1,124,423	0.00%	1.40%	2.18%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	1,035	$781.02	$807,970	4.30%	1.40%	0.61%
Federated Capital Income Fund II Primary Shares	178	$689.47	$122,570	4.84%	1.40%	4.81%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund Initial Class	221	$723.74	$160,031	7.06%	1.40%	-4.38%
Van Eck Worldwide Hard Assets Fund Initial Class	149	$1,001.01	$148,740	0.18%	1.40%	49.57%
Van Eck Worldwide Emerging Markets Fund Initial Class	1,419	$766.59	$1,086,931	0.73%	1.40%	30.17%
Van Eck Worldwide Real Estate Fund Initial Class	610	$1,001.55	$612,038	2.01%	1.40%	19.33%
MFS Variable Insurance Trust:
MFS Emerging Growth Series Service Class	29	$261.17	$7,459	0.00%	1.40%	7.41%
MFS Investors Trust Series Service Class	191	$440.00	$83,986	0.31%	1.40%	5.54%
MFS New Discovery Series Service Class	12	$415.66	$4,992	0.00%	1.40%	3.58%
MFS Research Series Service Class	437	$379.67	$165,917	0.30%	1.40%	6.08%
PIMCO Variable Insurance Trust:
PIMCO High Yield Bond Portfolio	82	$649.05	$53,323	6.55%	1.40%	2.66%
PIMCO Total Return Bond Portfolio	355	$683.48	$242,395	3.41%	1.40%	1.00%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	—	$256.77	—	0.00%	1.40%	-5.75%	(c)
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage Discovery Fund VT	2,308	$294.47	$679,630	0.00%	1.40%	14.68%	(c)
Wells Fargo Opportunity Fund VT	613	$567.57	$348,146	0.00%	1.40%	6.39%	(a)

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	2,064	$116.18 to $1,036.15	$1,752,581	1.24%	1.20% to 1.40%	8.23% to 8.44%
Gartmore GVIT Money Market Fund Class IV	5,206	$68.42 to $654.07	$3,405,079	0.92%	1.20% to 1.40%	-0.48% to -0.28%
Gartmore GVIT Government Bond Fund Class IV	1,260	$92.06 to $775.98	$978,157	5.58%	1.20% to 1.40%	1.83% to 2.03%
JP Morgan GVIT Balanced Fund Class IV	1,131	$114.67 to $936.65	$765,265	2.00%	1.20% to 1.40%	7.03% to 7.25%
Gartmore GVIT Mid Cap Growth Fund Class IV	1,351	$162.24 to $1,563.01	$1,978,405	0.00%	1.20% to 1.40%	13.73% to 13.96%
Dreyfus GVIT International Value Fund Class IV	1,581	$141.40 to $1,147.85	$1,550,128	2.27%	1.20% to 1.40%	18.37% to 18.61%
Gartmore GVIT Growth Fund Class IV	1,887	$437.26	$825,030	0.30%	1.40%	6.66%
Comstock GVIT Value Fund Class IV	1,938	$610.41	$1,182,805	1.29%	1.40%	15.79%
Gartmore GVIT Small Company Fund Class IV	2,014	$624.64	$1,258,104	0.00%	1.40%	17.37%
Gartmore GVIT Small Cap Value Fund Class IV	2,027	$704.07	$1,427,323	0.00%	1.40%	15.67%
Gartmore GVIT Equity 500 Index Fund Class IV	5,037	$1,340.39	$6,752,240	2.71%	1.40%	9.05%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio Initial Class	1,733	$729.90	$1,264,934	9.52%	1.40%	8.07%
Fidelity VIP Equity-Income Portfolio Initial Class	3,976	$1,354.82	$5,386,912	1.72%	1.40%	9.98%
Fidelity VIP Growth Portfolio Initial Class	6,021	$1,107.92	$6,670,656	0.29%	1.40%	1.94%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	1,545	$925.81	$1,430,276	2.95%	1.40%	4.00%
Fidelity VIP II Contrafund Portfolio Initial Class	3,421	$1,419.98	$4,857,385	0.36%	1.40%	13.87%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Portfolio Service Class 2	117	$317.22	$37,321	0.14%	1.40%	1.69%
Fidelity VIP III Overseas Portfolio Service Class 2	56	$386.82	$21,762	1.19%	1.40%	11.74%
Fidelity VIP III Contrafund Portfolio Service Class 2	5	$507.53	$2,488	0.29%	1.40%	13.56%
Fidelity VIP III Growth Opportunities Portfolio Service Class 2	14	$368.06	$5,082	0.44%	1.40%	5.40%
PIMCO Advisors VIT:
PIMCO OpCap Equity Portfolio	888	$1,288.04	$1,143,182	1.09%	1.40%	10.37%
PIMCO OpCap Small Cap Portfolio	1,635	$1,346.69	$2,201,899	0.05%	1.40%	16.24%
PIMCO OpCap Managed Portfolio	2,521	$1,262.02	$3,182,096	1.55%	1.40%	9.23%
Scudder Variable Series I:
Scudder Bond Portfolio Class A	1,336	$793.30	$1,059,947	4.27%	1.40%	3.92%
Scudder Growth and Income Portfolio Class A	1,858	$874.54	$1,624,940	0.83%	1.40%	8.63%
Scudder International Portfolio Class A	1,838	$698.76	$1,284,131	1.34%	1.40%	14.91%
Dreyfus Variable Investment Fund:
Dreyfus Growth and Income Portfolio Initial Shares	1,127	$964.81	$1,086,939	1.16%	1.40%	5.97%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund Initial Shares	1,611	$918.53	$1,479,724	0.35%	1.40%	4.73%

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	1,459	$776.26	$1,132,668	4.69%	1.40%	2.17%
Federated Capital Income Fund II Primary Shares	216	$657.83	$141,833	4.28%	1.40%	8.39%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund Initial Class	273	$756.87	$206,755	10.30%	1.40%	7.63%
Van Eck Worldwide Hard Assets Fund Initial Class	125	$669.66	$84,021	0.91%	1.40%	22.50%
Van Eck Worldwide Emerging Markets Fund Initial Class	1,590	$588.92	$936,065	0.62%	1.40%	24.14%
Van Eck Worldwide Real Estate Fund Initial Class	614	$839.30	$515,491	1.62%	1.40%	34.32%
MFS Variable Insurance Trust:
MFS Emerging Growth Series Service Class	29	$243.14	$6,963	0.00%	1.40%	11.15%
MFS Investors Trust Series Service Class	192	$416.90	$80,025	0.47%	1.40%	9.58%
MFS New Discovery Series Service Class	12	$401.31	$4,835	0.00%	1.40%	4.73%
MFS Research Series Service Class	439	$357.91	$156,996	0.95%	1.40%	13.96%
PIMCO Variable Insurance Trust:
PIMCO High Yield Bond Portfolio	82	$632.24	$51,777	6.80%	1.40%	7.99%
PIMCO Total Return Bond Portfolio	353	$676.74	$239,014	1.89%	1.40%	3.41%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	3,057	$272.44	$832,872	0.00%	1.40%	17.50%
Strong Opportunity Fund II, Inc.:
Strong Opportunity Fund II Investor Class	1,012	$533.48	$540,137	0.00%	1.40%	16.58%

*	These ratios represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values on redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**	These ratios represent the range of annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund are excluded.

***	These ratios represent the range of minimum and maximum total return for the period indicated and includes a deduction only for expenses assessed through the daily unit value calculation (included in the expense ratio). The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(c)	Effective the close of business on April 8. 2005, Strong Variable Insurance Funds Inc merged with Wells Fargo Advantage Variable Trust Funds. As a result of the merger at the close of business on April 8, 2005, this fund replaced the corresponding Strong Variable Insurance Fund (See Note 1). Performance for the funds are reported separately.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of (loss) income, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.

/s/ KPMG LLP
Columbus, Ohio
March 2, 2009

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of (Loss) Income

(in millions)

	Years ended December 31,
	2008	2007	2006
Revenues:
Policy charges	$1,168.0	$1,208.3	$1,132.6
Premiums	283.5	291.7	308.3
Net investment income	1,687.0	1,975.8	2,058.5
Net realized investment (losses) gains	(1,439.3)	(166.2)	7.1
Other income	6.4	7.5	0.2

Total revenues	1,705.6	3,317.1	3,506.7

Benefits and expenses:
Interest credited to policyholder accounts	1,130.6	1,262.6	1,330.1
Benefits and claims	660.3	479.3	450.3
Policyholder dividends	26.4	24.5	25.6
Amortization of deferred policy acquisition costs	674.5	368.5	450.3
Interest expense, primarily with Nationwide Financial Services, Inc. (NFS)	61.8	70.0	65.5
Other operating expenses	516.1	529.5	536.8

Total benefits and expenses	3,069.7	2,734.4	2,858.6

(Loss) income from continuing operations before federal income tax (benefit) expense	(1,364.1)	582.7	648.1
Federal income tax (benefit) expense	(534.3)	128.5	28.7

(Loss) income from continuing operations	(829.8)	454.2	619.4
Cumulative effect of adoption of accounting principle, net of taxes	—	(6.0)	—

Net (loss) income	$(829.8)	$448.2	$619.4

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Balance Sheets

(in millions, except per share amounts)

	December 31,
	2008	2007
Assets
Investments:
Securities available-for-sale, at fair value:
Fixed maturity securities (amortized cost $21,820.9 and $24,021.2)	$19,247.2	$23,933.4
Equity securities (amortized cost $30.9 and $69.6)	26.5	72.9
Mortgage loans on real estate, net	7,189.9	7,615.4
Short-term investments, including amounts managed by a related party	2,780.9	959.1
Other investments	1,305.5	1,330.8

Total investments	30,550.0	33,911.6

Cash	36.7	1.3
Accrued investment income	300.9	314.3
Deferred policy acquisition costs	4,423.9	3,997.4
Other assets	2,564.0	1,638.9
Separate account assets	46,936.9	69,676.5

Total assets	$84,812.4	$109,540.0

Liabilities and Shareholder’s Equity
Liabilities:
Future policy benefits and claims	$32,536.3	$31,998.4
Short-term debt	249.7	285.3
Long-term debt, payable to NFS	700.0	700.0
Other liabilities	2,110.5	2,642.6
Separate account liabilities	46,936.9	69,676.5

Total liabilities	82,533.4	105,302.8

Shareholder’s equity:
Common stock ($1 par value; authorized - 5.0 shares; issued and outstanding - 3.8 shares)	3.8	3.8
Additional paid-in capital	613.2	274.4
Retained earnings	2,973.2	4,049.5
Accumulated other comprehensive loss	(1,311.2)	(90.5)

Total shareholder’s equity	2,279.0	4,237.2

Total liabilities and shareholder’s equity	$84,812.4	$109,540.0

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Changes in Shareholder’s Equity

(in millions)

	Capital shares	Additional paid-in capital	Retained earnings	Accumlated other comprehensive income (loss)	Total shareholder’s equity
Balance as of December 31, 2005	3.8	274.4	3,894.4	93.6	4,266.2

Dividends to NFS	—	—	(375.0)	—	(375.0)

Comprehensive income:
Net income	—	—	619.4	—	619.4
Other comprehensive loss, net of taxes	—	—	—	(64.9)	(64.9)

Total comprehensive income					554.5

Balance as of December 31, 2006	3.8	274.4	4,138.8	28.7	4,445.7

Dividends to NFS	—	—	(537.5)	—	(537.5)

Comprehensive income:
Net income	—	—	448.2	—	448.2
Other comprehensive loss, net of taxes	—	—	—	(119.2)	(119.2)

Total comprehensive income					329.0

Balance as of December 31, 2007	$3.8	$274.4	$4,049.5	$(90.5)	$4,237.2

Dividends to NFS			(246.5)		(246.5)
Capital contributed by NFS		338.8			338.8

Comprehensive income:
Net loss			(829.8)		(829.8)
Other comprehensive loss, net of taxes				(1,220.7)	(1,220.7)

Total comprehensive loss					(2,050.5)

Balance as of December 31, 2008	$3.8	$613.2	$2,973.2	$(1,311.2)	$2,279.0

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Cash Flows

(in millions)

	Years ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net (loss) income	$(829.8)	$448.2	$619.4
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net realized investment losses (gains)	1,439.3	166.2	(7.1)
Interest credited to policyholder accounts	1,130.6	1,262.6	1,330.1
Capitalization of deferred policy acquisition costs	(572.2)	(612.6)	(569.6)
Amortization of deferred policy acquisition costs	674.5	368.5	450.3
Amortization and depreciation	6.7	22.3	46.6
Decrease (increase) in other assets	64.5	557.4	(336.2)
(Decrease) increase in policy and other liabilities	(226.1)	(331.8)	54.1
(Increase) decrease in derivative assets	(1,030.7)	(146.9)	38.2
Increase in derivative liabilities	153.9	101.5	174.7
Other, net	3.7	8.5	0.1

Net cash provided by operating activities	814.4	1,843.9	1,800.6

Cash flows from investing activities:
Proceeds from maturity of securities available-for-sale	3,935.6	4,379.8	5,128.6
Proceeds from sale of securities available-for-sale	4,185.2	4,657.5	2,267.3
Proceeds from repayments or sales of mortgage loans on real estate	763.1	2,467.7	2,430.8
Cost of securities available-for-sale acquired	(6,831.8)	(8,008.3)	(5,658.9)
Cost of mortgage loans on real estate originated or acquired	(358.7)	(1,887.0)	(2,180.4)
Net decrease (increase) in short-term investments	(1,827.0)	762.9	(125.4)
Collateral received (paid), net	603.4	(175.6)	(332.6)
Other, net	(34.0)	(68.6)	52.1

Net cash provided by investing activities	435.8	2,128.4	1,581.5

Cash flows from financing activities:
Net increase (decrease) in short-term debt	(35.6)	210.1	(167.1)
Capital contributed by NFS	153.4	—	—
Cash dividends paid to NFS	(181.8)	(537.5)	(375.0)
Investment and universal life insurance product deposits and other additions	3,511.1	3,586.1	3,400.8
Investment and universal life insurance product withdrawals and other deductions	(4,795.9)	(7,230.2)	(6,241.2)
Other, net	134.0	—	—

Net cash used in financing activities	(1,214.8)	(3,971.5)	(3,382.5)

Net increase (decrease) in cash	35.4	0.8	(0.4)
Cash, beginning of period	1.3	0.5	0.9

Cash, end of period	$36.7	$1.3	$0.5

Supplemental Non-cash Disclosure:
Dividends paid to NFS	$(64.6)	$—	$—
Capital contributed by NFS	185.4	—	—
See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(1)	Nature of Operations
Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) was incorporated in 1929 and is an Ohio stock legal reserve life insurance company. The Company is a member of the Nationwide group of companies (Nationwide), which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates.

All of the outstanding shares of NLIC’s common stock are owned by NFS, a holding company formed by Nationwide Corporation (Nationwide Corp.), a majority-owned subsidiary of NMIC.

On August 6, 2008, NFS entered into a definitive agreement for NMIC, and Nationwide Corporation (Nationwide Corp.)., to acquire all of the outstanding publicly held Class A common shares of NFS for $52.25 per share in cash. The transaction closed on January 1, 2009 and NFS became a privately held subsidiary of Nationwide Corp.

Wholly-owned subsidiaries of NLIC as of December 31, 2008 include Nationwide Life and Annuity Insurance Company (NLAIC) and Nationwide Investment Services Corporation (NISC). NLAIC offers universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI) and individual annuity contracts on a non-participating basis. NISC is a registered broker/dealer.

The Company is a leading provider of long-term savings and retirement products in the United States of America (U.S.). The Company develops and sells a diverse range of products including individual annuities, private and public sector group retirement plans, other investment products sold to institutions, life insurance and advisory services.

The Company sells its products through a diverse distribution network. Unaffiliated entities that sell the Company’s products to their own customer bases include independent broker/dealers, financial institutions, wirehouse and regional firms, pension plan administrators, and life insurance specialists. Representatives of affiliates who market products directly to a customer base include Nationwide Retirement Solutions, Inc. (NRS), and Nationwide Financial Network (NFN) producers. The Company also distributes products through the agency distribution force of its ultimate parent company, NMIC.

As of December 31, 2008 and 2007, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the U.S. Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies
The Company’s significant accounting policies that materially affect financial reporting are summarized below. The accompanying consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (GAAP).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ significantly from those estimates.

The Company’s most significant estimates include those used to determine the following: the balance, recoverability and amortization of deferred policy acquisition costs (DAC); whether an available-for-sale security is other-than-temporarily impaired, valuation allowances for mortgage loans on real estate; valuation of derivatives; the liability for future policy benefits and claims, including the valuation of embedded derivative resulting from living benefit contracts; and federal income tax provision. Although some variability is inherent in these estimates, recorded amounts reflect management’s best estimates based on facts and circumstances as of the balance sheet date. Management believes the amounts provided are appropriate.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company determined that certain cash flows related to future policy benefits and claims totaling $111.9 million for the three months ended March 31, 2008, which were included as cash flows provided by operating activities on the condensed consolidated statements of cash flows in the applicable Quarterly Report on Form 10-Q, should have been presented as financing activities. The net cash provided by operating activities for the three months ended March 31, 2008 as originally filed and revised was $351.1 million and $239.2 million, respectively. The net cash used in financing activities for the three months ended March 31, 2008 as originally filed and revised was $368.9 million and $257.0 million, respectively. They will be presented in that manner on a comparative basis in the 2009 filings. The consolidated statement of cash flows for 2008 included in this filing reflects the revised presentation described above.

Certain items in the 2007 and 2006 consolidated financial statements and related notes have been reclassified to conform to the current presentation.

(a) Consolidation Policy

The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling financial interest. Minority interest expense is included in other operating expenses in the consolidated statements of (loss) income, and the minority interest liability is included in other liabilities on the consolidated balance sheets. All significant intercompany balances and transactions were eliminated in consolidation.

(b) Valuation of Investments, Investment Income and Related Gains and Losses

The Company is required to classify its fixed maturity securities and marketable equity securities as held-to-maturity, available-for-sale or trading. All fixed maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of adjustments to DAC, future policy benefits and claims, and deferred federal income taxes reported as a separate component of accumulated other comprehensive (loss) income (AOCI) in shareholder’s equity. The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a discount rate that would have been required had such unrealized amounts been realized and the proceeds reinvested at then current market interest rates, which were lower than the then current effective portfolio rate.

For fixed maturity and marketable equity securities for which market quotations generally are available, the Company generally uses independent pricing services to assist in determining the fair value measurement. For certain fixed maturity securities not priced by independent services (generally private placement securities without quoted market prices), an internally developed pricing model or “corporate pricing matrix” is most often used. The corporate pricing matrix is developed by obtaining private spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that bond. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. The Company also utilized broker quotes in pricing securities or to validate modeled prices.

For mortgage-backed securities (MBSs), the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income. All other investment income is recorded using the interest method without anticipating the impact of prepayments.

Management regularly reviews each investment in its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For debt securities not subject to Emerging Issues Task Force Issue (EITF) No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, as amended by Financial Accounting Standards Board (FASB) Staff Position (FSP) EITF 99-20-1 (EITF 99-20), as well as debt securities subject to EITF 99-20, an other-than-temporary impairment charge is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is probable that the Company will not recover all contractual amounts when due. Furthermore, equity securities may experience other-than-temporary impairments based on prospects of recovery in a reasonable period of time. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security. Other-than-temporary impairment losses result in a permanent reduction to the cost basis of the underlying investment.

In addition to the above, for certain beneficial interests in securitized financial assets with contractual cash flows, including asset-backed securities (ABSs), EITF 99-20 also requires the Company to periodically update its best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is not greater than or equal to its carrying value based on current information and events, and if there has been , or if it is probable that, an adverse change in estimated cash flows since the last revised estimate (considering both timing and amount), then the Company recognizes an other-than-temporary impairment and writes down the investment to fair value.

The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When management determines that a loan is impaired, a provision for loss is established equal to either the difference between the carrying value and the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. In addition to the valuation allowance on specific loans, the Company maintains an allowance not yet specifically identified by loan for probable losses inherent in the loan portfolio as of the balance sheet date. The valuation allowance account for mortgage loans on real estate reflects management’s best estimate of probable credit losses, including losses incurred at the balance sheet date but not yet identified by specific loan. Management’s periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Changes in the valuation allowance are recorded in net realized investment gains and losses. Loans in foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

Real estate to be held and used is carried at cost less accumulated depreciation. Real estate designated as held for disposal is not depreciated and is carried at the lower of the carrying value at the time of such designation or fair value less cost to sell. Other long-term investments are carried on the equity method of accounting.

Impairment losses are recorded on investments in long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.

Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in the Company’s mortgage loan valuation allowance and recognition of impairment losses for other-than-temporary declines in the fair values of applicable investments are included in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(c) Derivative Instruments

Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); a foreign currency fair value or cash flow hedge (foreign currency hedge); or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are expected to be and, for ongoing hedging relationships, have been highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not, or is not expected to be, highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company enters into interest rate swaps, cross-currency swaps or Euro futures to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short U.S. Treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in net realized investment gains and losses. Changes in the fair value of the hedged item that are attributable to the risk being hedged are also recorded in net realized investment gains and losses.

The Company enters into interest rate swaps to hedge the variability in cash flows and investment income due to changes in the benchmark interest rates on variable rate assets and liabilities. The Company also enters into cross-currency interest rate swaps to eliminate the currency risk on variable rate and fixed rate foreign denominated assets. Derivative instruments classified as cash flow hedges are carried at fair value, with the effective portion of changes in fair value recorded in other comprehensive income and the ineffective portion recorded in net realized investment gains and losses.

Accrued interest receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder accounts consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as net realized investment gains and losses, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are initially recorded in AOCI to the extent the hedging relationship is effective.

The Company periodically may enter into a derivative transaction that will not qualify for hedge accounting. The Company does not enter into speculative positions. Although these transactions do not qualify for hedge accounting, or have not been designated in hedging relationships by the Company, they are part of its overall risk management strategy. For example, the Company may sell credit default protection through a credit default swap. Although the credit default swap is not effective in hedging specific investments, the income stream allows the Company to manage overall investment yields while exposing the Company to acceptable credit risk. The Company may enter into a cross-currency basis swap (pay a variable U.S. rate and receive a variable foreign-denominated rate) to eliminate the foreign currency exposure of a variable rate foreign-denominated liability. Although basis swaps may qualify for hedge accounting, the Company has chosen not to designate these derivatives as hedging instruments due to the difficulty in assessing and monitoring effectiveness for both sides of the basis swap. Derivative instruments that do not qualify for hedge accounting or are not designated as hedging instruments are carried at fair value, with changes in fair value recorded in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(d) Revenues and Benefits

Investment and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI), bank-owned life insurance (BOLI) and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administrative fees and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance charges and administrative fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits, and primarily consist of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract. This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase. The Company carries cash and cash equivalents at cost, which approximates fair value.

(f) Deferred Policy Acquisition Costs

Investment and universal life insurance products. The Company has deferred certain costs of acquiring investment and universal life insurance products business, principally commissions, certain expenses of the policy issue and underwriting department, and certain variable sales expenses that relate to and vary with the production of new and renewal business. In addition, the Company defers sales inducements, such as interest credit bonuses and jumbo deposit bonuses. Investment products primarily consist of individual and group variable and fixed deferred annuities in the Individual Investments and Retirement Plans segments. Universal life insurance products include universal life insurance, variable universal life insurance, COLI, BOLI and other interest-sensitive life insurance policies in the Individual Protection segment. DAC is subject to recoverability testing in the year of policy issuance and loss recognition testing at the end of each reporting period.

For investment and universal life insurance products, the Company amortizes DAC with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, asset fees, cost of insurance charges, administrative fees, surrender charges, and net realized investment gains and losses less policy benefits and policy maintenance expenses. The Company adjusts the DAC asset related to investment and universal life insurance products to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale, as described in Note 2(b).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The assumptions used in the estimation of future gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual process during the second quarter. During the annual process, the Company performs a comprehensive study of assumptions, including mortality and persistency studies, maintenance expense studies, and an evaluation of projected general and separate account investment returns. The most significant assumptions that are involved in the estimation of future gross profits include future net separate account investment performance, surrender/lapse rates, interest margins and mortality. Currently, the Company’s long-term assumption for net separate account investment performance is approximately 7% growth per year and varies by product. The Company reviews this assumption, like others, as part of its annual process. If this assumption were unlocked, the date of the unlocking could become the anchor date used in the reversion to the mean process (defined below). Variances from the long-term assumption are expected since the majority of the investments in the underlying separate accounts are in equity securities, which strongly correlate in the aggregate with the Standard & Poor’s (S&P) 500 Index. The Company bases its reversion to the mean process on actual net separate account investment performance from the anchor date to the valuation date. The Company then assumes different performance levels over the next three years such that the separate account mean return measured from the anchor date to the end of the life of the product equals the long-term assumption. The assumed net separate account investment performance used in the DAC models is intended to reflect what is anticipated. However, based on historical returns of the S&P 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits net separate account investment performance to 0-15% during the three-year reversion period. See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and their related amortization patterns. In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant. In general, increases in the estimated long-term general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in long-term lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

In addition to the comprehensive annual study of assumptions, management evaluates the appropriateness of the individual variable annuity DAC balance quarterly within pre-set parameters. These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance. If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period, or if the recorded balance falls outside of these parameters and management determines it is not reasonably possible to get back within the parameters during a given period, assumptions are required to be unlocked, and DAC is recalculated using revised best estimate assumptions. When DAC assumptions are unlocked and revised, the Company continues to use the reversion to the mean process. See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

During the second quarter of 2007, the Company conducted its annual comprehensive review of model assumptions used to project DAC and other related balances, including sales inducement assets, unearned revenue reserves, and guaranteed minimum death and income benefit reserves. This review included all assumptions, including expected separate account investment returns during the three-year reversion period, lapse rates, mortality and expenses. The Company determined as part of this annual review that the overall separate account returns were expected to exceed previous estimates due to favorable financial market trends. Additionally, while the Company estimated that the overall profitability of its variable products had improved, it expected the long-term net growth in separate account investment performance to moderate.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Accordingly, the second quarter 2007 unlocking process included changes in several assumptions, including assumptions affecting net separate account investment performance. This unlocking resulted in a net increase in DAC and a benefit to DAC amortization and other related balances totaling $221.6 million pre-tax, which was reported in the following segments in the pre-tax amounts indicated: Individual Investments - $196.4 million; Retirement Plans - $10.5 million; and Individual Protection - $14.7 million. First, the Company reset the anchor date for its reversion to the mean calculations, which increased the annual net separate account growth rate to 7% during the first three years of the projection period from 0% (which was the rate of return for the three-year reversion period required from the previous anchor date). Second, as a result of its current analysis, including its evaluation of ongoing trends and expectations regarding financial market performance, the Company unlocked and reset its long-term assumption for net separate account growth rates to 7% from 8%. This decreased the net separate account growth rate by 1% to 7% for all years subsequent to the three-year reversion period. The combination of resetting these two factors resulted in a $167.0 million increase in DAC and benefit to DAC amortization and other related balances. The impact of changing the annual net separate account growth rate from 0% to 7% during the three-year reversion period had a much larger effect on the DAC balance when compared to the 1% incremental change in the long-term assumption for net separate account investment performance. The remainder of the increase in DAC and benefit to DAC amortization and other related balances resulting from the DAC unlocking process primarily was related to the recorded balance of individual variable annuity DAC falling outside the Company’s preset parameters for the prescribed period, which was driven by favorable market performance in excess of the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a $78.8 million increase in DAC and benefit to DAC amortization and other related balances. This was partially offset by a $24.2 million decrease in DAC and increase in DAC amortization and other related balances due to increasing estimated lapse rates for fixed annuity and BOLI products.

During the second quarter of 2007, the Company added a new feature to its existing guaranteed minimum withdrawal benefit rider, Lifetime Income (L.inc). This new feature resulted in a substantial change in the existing contracts and, therefore, an extinguishment of the DAC associated with those contracts pursuant to the American Institute of Certified Public Accountants’ (AICPA) Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). As a result, the Company eliminated existing DAC and other related balances resulting in a $135.0 million pre-tax charge.

At the end of the second quarter of 2008, the Company determined as part of its comprehensive annual study of assumptions that certain assumptions should be unlocked. The unlocked assumptions primarily related to lapse and spread assumptions in the Individual Investments segment, the assumed growth rate on deposits per contract in the Retirement Plans segment, and mortality and lapse assumptions in the Individual Protection segment. Therefore, in the second quarter of 2008, the Company recorded the following pre-tax adjustments: 1) a decrease in DAC and additional DAC amortization of $13.4 million; 2) a decrease in other assets and additional benefits and claims of $0.6 million; and 3) a decrease in unearned revenue liability and additional administrative fees of $3.1 million. The net impact of this activity was a $10.9 million unfavorable pre-tax adjustment to net income in the second quarter of 2008, which was reported in the following segments in the pre-tax amounts indicated: Individual Investments - $9.4 million unfavorable; Retirement Plans - $2.3 million unfavorable; and Individual Protection - $0.8 million favorable.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

During the third quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters for the prescribed period, which primarily was driven by unfavorable market performance compared to the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances totaling $177.2 million pre-tax in the Individual Investments segment. During the fourth quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters, which primarily was driven by continued unfavorable market performance compared to assumed net separate account returns. Management made a determination that it was not reasonably possible to get back within the preset parameters during the remaining prescribed period. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances of $243.1 million pre-tax in the Individual Investments segment. The Company continues to use the reversion to the mean process with the anchor date that was reset during the second quarter 2007 unlocking as described above. The Company evaluated the assumed separate account performance level over the next three years and determined that the assumptions inherent in the reversion period were reasonable. The annual net separate account growth rate for the mean reversion period is 15%, the maximum rate under the Company’s parameters. Accordingly, future periods may incur additional amortization of DAC if the Company’s actual returns are less than assumed.

Traditional life insurance products. Generally, DAC related to traditional life insurance products is amortized with interest over the premium-paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue is estimated using the same assumptions as those used for computing liabilities for future policy benefits at issuance. Under existing accounting guidance, the concept of DAC unlocking does not apply to traditional life insurance products, although evaluations of DAC for recoverability at the time of policy issuance and loss recognition testing at each reporting period are required.

(g) Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives. Separate account assets are recorded at fair value primarily based on market quotations of the underlying securities. Investment income and realized investment gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the consolidated statements of (loss) income except for (1) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and (2) the activity related to contract guarantees, which are riders to existing variable annuity contracts.

(h) Future Policy Benefits and Claims

The process of calculating reserve amounts for a life insurance organization involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life and variable universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The Company’s liability for funding agreements to an unrelated third party trust related to the Company’s medium-term note (MTN) program equals the balance that accrues to the benefit of the contractholder, including interest credited. The funding agreements constitute insurance obligations and are considered annuity contracts under Ohio insurance laws.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method using interest rates varying from 2.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and maintenance costs discounted using interest rates varying generally from 3.0% to 13.0%.

(i) Participating Business

Participating business, which refers to policies that participate in profits through policyholder dividends, represented approximately 5% of the Company’s life insurance in force in 2008 (6% in 2007 and 8% in 2006), 44% of the number of life insurance policies in force in 2008 (48% in 2007 and 50% in 2006) and 7% of life insurance statutory premiums in 2008 (7% in 2007 and 5% in 2006). The provision for policyholder dividends was based on the current dividend scales and has been included in future policy benefits and claims in the consolidated balance sheets.

(j) Federal Income Taxes

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated statements of (loss) income. Management has established reserves in accordance with FIN 48 based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves quarterly based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

(k) Reinsurance Ceded

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded generally are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder.

(l) Change in Accounting Principle

Historically, the Company accrued for legal costs associated with litigation defense and regulatory investigations by estimating the ultimate costs of such activity. Beginning April 1, 2007, the Company’s accrual for such legal expenses includes only the amount for services that have been provided but not yet paid. The Company believes the newly adopted accounting principle is preferable because it more accurately reflects expenses in the periods in which they are incurred. The Company continues to estimate and accrue the ultimate amounts expected to be paid for litigation and regulatory investigation loss contingencies. The Company has presented its consolidated financial statements and accompanying notes as applicable for all periods presented to retroactively apply the adoption of this change in accounting principle.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the impact of the change in accounting principle described above for the years ended December 31:

(in millions)	2007	2006
Other operating expenses	$2.8	$5.0
Net income	(1.9)	(3.1)
The cumulative effect of the change on retained earnings as of January 1, 2006 was an $11.0 million increase.

(3)	Recently Issued Accounting Standards
In January 2009, the FASB issued FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company will adopt FSP EITF 99-20-1 effective December 31, 2008 and will apply the standard prospectively, as is required.

In December 2008, the FASB issued FSP FAS 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132R-1). FSP FAS 132R-1 amends FASB Statement No. 132 revised 2003, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The portion of FSP FAS 132R-1 related to the disclosures about plan assets is effective for fiscal years ending after December 15, 2009. FSP FAS 132R-1 will have no impact on the Company’s disclosures.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46R-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, (FSP FAS 140-4 and FIN 46R-8). FSP FAS 140-4 and FIN 46R-8 amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. This FSP will be effective for the first reporting period (interim or annual) ending after December 15, 2008. The Company adopted FSP FAS 140-4 and FIN 46R-8 effective December 31, 2008. See Note 17 for the required disclosures.

In November 2008, the FASB Board ratified the Emerging Issues Task Force’s consensus EITF 08-7, Accounting for Defensive Intangible Assets (EITF 08-7). EITF 08-7 requires defensive intangible assets acquired in a business combination or asset acquisition to be accounted for as a separate unit of accounting. In doing so, the asset should not be included as part of the cost of an entity’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. EITF 08-7 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption. The Company will adopt EITF 08-7 effective January 1, 2009 and will apply it prospectively for intangible assets acquired on or after that date.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In November 2008, the FASB Board ratified the Emerging Issues Task Force’s consensus EITF 08-6, Equity Method Investment Accounting Considerations (EITF 08-6). EITF 08-6 clarifies how to account for certain transactions and impairment considerations involving equity method investments. Specifically, EITF 08-6 notes: 1) an entity shall measure its equity method investment initially at cost 2) an equity method investor is required to recognize other-than-temporary impairments of an equity method investment in accordance with paragraph 19(h) of Opinion 18 and an equity method investor shall not separately test an investee’s underlying indefinite-lived intangible asset(s) for impairment 3) an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment and any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings. This Issue shall be is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company will adopt EITF 08-6 effective January 1, 2009 and will apply the standard prospectively, as is required.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS No. 157, Fair Value Measurements (SFAS 157), in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance and was adopted by the Company effective September 30, 2008. The adoption of FSP FAS 157-3 did not have a material impact on the Company’s financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 requires additional disclosure about credit derivatives including their nature, potential amount of future payments, fair value, recourse provisions and current status of the payment/performance risk. FSP FAS 133-1 and FIN 45-4 also requires the disclosure of the current status of the payment/performance risk of a guarantee subject to FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FSP FAS 133-1 and FIN 45-4 is effective for reporting periods ending after November 15, 2008. The Company adopted FSP FAS 133-1 and FIN 45-4 effective for the December 31, 2008 reporting period. See Note 5 for the required disclosures

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy). SFAS 162 will be effective 60 days following the approval by the United States Securities and Exchange Commission (SEC) of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption of SFAS 162 did not the C result in a change in its current practices.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about derivative instrument fair values and related gains and losses, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company currently is evaluating the new disclosures required under SFAS 161 and will adopt it March 31, 2009.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2). This FSP delays the effective date of SFAS 157 for nonfinancial assets and liabilities until fiscal years and interim periods beginning after November 15, 2008. FSP FAS 157-2 applies to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), and is effective upon issuance. The Company has not yet applied the provisions of SFAS 157 to the nonfinancial assets and liabilities within the scope of FSP FAS 157-2. However, the Company does not expect such application to have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS No. 141, Business Combinations (SFAS 141). The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. Accordingly, SFAS 141R establishes principles and requirements for how the acquirer: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses and retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The Company will adopt SFAS 141R effective January 1, 2009 and will apply it to any business combination on or after that date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also amends certain consolidation procedures prescribed by Accounting Research Bulletin No. 51, Consolidated Financial Statements, for consistency with the requirements of SFAS 141R. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will adopt SFAS 160 effective January 1, 2009 and will apply it to any acquisitions or dispositions of noncontrolling interests on or after that date.

In June 2007, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1). SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the Guide). For those entities that are investment companies under SOP 07-1, this SOP also addresses whether the specialized industry accounting principles of the Guide (i.e., fair value accounting) should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (referred to as an equity method investor). In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor. The provisions of SOP 07-1 were to be effective for fiscal years beginning on or after December 15, 2007. On February 14, 2008, the FASB issued FSP SOP 07-1-1, which delays indefinitely the effective date of SOP 07-1. The Company will monitor the FASB and AICPA deliberations regarding this standard.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In April 2007, the FASB issued FSP FIN 39-1, An Amendment of FASB Interpretation No. 39 (FSP FIN 39-1). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with paragraph 10 of Interpretation 39. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company adopted FSP FIN 39-1 effective January 1, 2008. The Company elected to present the fair value of cash collateral received separate from the obligation to return the collateral. The adoption of FSP FIN 39-1 did not impact the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. In addition, SFAS 159 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, nor does it eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements (SFAS 157), and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company adopted SFAS 159 for commercial mortgage loans held for sale effective January 1, 2008, which did not have a material impact on the Company’s financial position or results of operations. The Company will assess the fair value election for new financial assets or liabilities on a prospective basis. See Note 4 for disclosures required by SFAS 159.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. The Company adopted SFAS 158 effective December 31, 2006. The adoption of SFAS 158 did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS 157. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. For recurring fair value measurements using significant unobservable inputs, the reporting entity shall disclose the effect of the measurements on earnings for the period. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s financial position or results of operations. See Note 4 for disclosures required by SFAS 157.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 does not change the SEC’s previous guidance in SAB No. 99 on evaluating the materiality of misstatements. The Company adopted SAB 108 effective December 31, 2006. SAB 108 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007. FIN 48 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS 156). SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under SFAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because SFAS 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Company adopted SFAS 156 effective January 1, 2007. SFAS 156 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140. SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. In summary, SFAS 155: (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Provisions of SFAS 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company adopted SFAS 155 effective January 1, 2006. On the date of adoption, there was no impact to the Company’s financial position or results of operations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2005, AcSEC issued SOP 05-1. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, issued by the FASB. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs as a result of the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a new feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Retrospective application of SOP 05-1 to previously issued financial statements is not permitted. Initial application of SOP 05-1 is required as of the beginning of an entity’s fiscal year. The Company adopted SOP 05-1 effective January 1, 2007, which resulted in a $6.0 million charge, net of taxes, as the cumulative effect of adoption of this accounting principle.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. The Company adopted SFAS 154 effective January 1, 2006. SFAS 154 did not have any impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(4)	Fair Value Measurements
Fair Value Option

As described in Note 3, the Company adopted SFAS 159 effective January 1, 2008 and elected SFAS 159 fair value treatment for commercial mortgage loans held for sale. Accordingly, the Company now records in earnings all market fluctuations associated with this portfolio. The Company previously recorded such loans at the lower of cost or market value. Balances for these loans will be measured at fair value prospectively with unrealized gains and losses included as a component of net realized investment gains and losses. The Company will assess the fair value option election for new financial assets or liabilities on a prospective basis.

Fair Value Hierarchy

As described in Note 3, the Company adopted SFAS 157 effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with SFAS 157, the Company categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets and liabilities recorded at fair value in the consolidated balance sheets as follows:

•
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

•
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The types of assets and liabilities utilizing Level 2 valuations generally include U.S. Government securities not backed by the full faith of the government, municipal bonds, structured notes and certain MBSs and ABSs, certain corporate debt, certain private placement investments, and certain derivatives, including basis swaps and commodity total return swaps.

•
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Generally, the types of assets and liabilities utilizing Level 3 valuations are certain MBSs and ABSs, certain corporate debt, certain private placement investments, certain mutual fund holdings, and certain derivatives, including embedded derivatives associated with living benefit contracts.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(in millions)	Level 1	Level 2	Level 3	Total
Assets
Investments:
Securities available-for-sale:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$561.3	$10.0	$—	$571.3
Obligations of states and political subdivisions	—	217.1	—	217.1
Debt securities issued by foreign governments	—	38.9	—	38.9
Corporate securities	—	10,135.7	1,220.8	11,356.5
Mortgage-backed securities	520.8	1,936.4	2,219.6	4,676.8
Asset-backed securities	—	1,218.4	1,168.2	2,386.6

Total fixed maturity securities	1,082.1	13,556.5	4,608.6	19,247.2
Equity securities	1.4	15.2	9.9	26.5

Total securities available-for-sale	1,083.5	13,571.7	4,618.5	19,273.7

Mortgage loans held for sale1	—	—	124.5	124.5
Short-term investments	36.2	2,744.7	—	2,780.9

Total investments	1,119.7	16,316.4	4,743.0	22,179.1

Cash	36.7	—	—	36.7
Derivative assets2	—	708.5	597.6	1,306.1
Separate account assets3.5	9,530.3	35,270.0	2,136.6	46,936.9

Total assets	$10,686.7	$52,294.9	$7,477.2	$70,458.8

Liabilities
Future policy benefits and claims4	$—	$—	$(1,739.7)	$(1,739.7)
Derivative liabilities2	(6.0)	(385.9)	(4.2)	(396.1)

Total liabilities	$(6.0)	$(385.9)	$(1,743.9)	$(2,135.8)

1	Carried at fair value as elected under SFAS 159.
2	Comprised of interest rate swaps, cross-currency interest rate swaps, credit default swaps, other non-hedging instruments, equity option contracts and interest rate futures contracts.
3	Comprised of public, privately registered and non-registered mutual funds and investments in securities.
4
Related to embedded derivatives associated with living benefit contracts. The Company’s guaranteed minimum accumulation benefits (GMABs), guaranteed lifetime withdrawal benefits (GLWBs) and hybrid GMABs/GLWBs are considered embedded derivatives under current accounting guidance, resulting in the related liabilities being separated from the host insurance product and recognized at fair value, with changes in fair value reported in earnings. This balance also includes embedded derivatives associated with fixed equity-indexed annuities (EIA) that provide for interest earnings that are linked to the performance of specified equity market indices.

5	The value of separate account liabilities is set to equal the fair value of separate account assets

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes financial instruments for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements for the year ended December 31, 2008:

		Net investment gains (losses)						Change in unrealized gains (losses) in earnings due to assets still held
(in millions)	Balance as of December 31, 2007	In earnings (realized and unrealized)1	In OCI (unrealized)2	Purchases, issuances, sales and settlements	Transfers in to Level 3	Transfers out of Level 3	Balance as of December 31, 2008
Assets
Investments:
Securities available-for-sale3 :
Fixed maturity securities
Corporate securities	$1,429.5	$(179.4)	$(230.7)	$(360.3)	$816.6	$(254.9)	$1,220.8	$—
Mortgage-backed securities	176.6	(283.4)	(556.9)	(139.8)	3,029.4	(6.3)	2,219.6	—
Asset-backed securities	754.4	(382.4)	(539.0)	11.3	1,469.8	(145.9)	1,168.2	—

Total fixed maturity securities	2,360.5	(845.2)	(1,326.6)	(488.8)	5,315.8	(407.1)	4,608.6	—
Equity securities	1.4	(54.9)	(5.7)	28.7	40.4	—	9.9	—

Total securities available-for-sale	2,361.9	(900.1)	(1,332.3)	(460.1)	5,356.2	(407.1)	4,618.5	—
Mortgage loans held for sale	86.1	(49.3)	—	87.7	—	—	124.5	(49.3)
Short-term investments	371.9	—	—	—	—	(371.9)	—	—

Total investments	2,819.9	(949.4)	(1,332.3)	(372.4)	5,356.2	(779.0)	4,743.0	(49.3)

Derivative assets	166.6	405.4	4.4	21.2	—	—	597.6	394.0
Separate account assets4.6	2,258.3	310.1	—	509.4	16.8	(958.0)	2,136.6	333.9

Total assets	$5,244.8	$(233.9)	$(1,327.9)	$158.2	$5,373.0	$(1,737.0)	$7,477.2	$678.6

Liabilities
Future policy benefits and claims5	$(128.9)	$(1,602.1)	$—	$(8.7)	$—	$—	$(1,739.7)	$1,602.1
Derivative liabilities	(16.3)	3.9	—	8.2	—	—	(4.2)	(12.0)

Total liabilities	$(145.2)	$(1,598.2)	$—	$(0.5)	$—	$—	$(1,743.9)	$1,590.1

1	Includes gains and losses on sales of financial instruments, changes in market value of certain instruments and other-than-temporary impairments.
2	Includes changes in market value of certain instruments.
3
Includes non-investment grade collateralized mortgage obligations, MBSs and ABSs, ABS trust preferred notes, certain counterparty or internally priced securities, and securities that are at or near default based on designations assigned by the National Association of Insurance Commissioners (NAIC) (see Note 5 for a discussion of NAIC Designations). Equity securities represent holdings in non-registered mutual funds with significant unobservable inputs.

4
Comprised of non-registered mutual funds with significant unobservable and/or liquidity restrictions. The net unrealized investment loss on these non-registered mutual funds is attributable to contractholders and, therefore, is not included in the Company’s earnings.

5
Relates to GMAB, GMWB and EIA embedded derivatives associated with contracts with living benefit riders. Related derivatives are internally valued. The valuation of guaranteed minimum benefit embedded derivatives is based on capital market and actuarial risk assumptions, including risk margin considerations reflecting policyholder behavior. The Company uses observable inputs, such as published swap rates, in its capital market assumptions. Actuarial assumptions, including lapse behavior and mortality rates, are based on actual experience.

6	The value of separate account liabilities is set to equal the fair value of separate account assets

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Transfers

The Company will review its fair value hierarchy classifications quarterly. Changes in observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. These reclassifications will be reported as transfers in/out of Level 3 in the beginning of the period in which the change occurs. During 2008, certain of the Company’s investments in corporate securities, MBSs and ABSs were considered to be in inactive markets, due to concerns in the securities markets and resulting lack of liquidity. As a result, there have been significant changes in certain inputs which led to transfers into Level 3. During 2008, additional observable inputs were obtained on assets previously considered Level 3, which led to transfers out of that category.

Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

Financial Instruments Not Carried at Fair Value

SFAS No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107) requires additional disclosures of fair value information of financial instruments. The following include disclosures for the other financial instruments not carried at fair value and not included in the above SFAS 157 disclosure.

In estimating fair value for its SFAS 107 disclosures, the Company used the following methods and assumptions:

Mortgage loans on real estate, net: The fair values of mortgage loans on real estate are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Estimated fair value is based on the present value of expected future cash flows discounted at the loan’s effective market interest rate. In the current year, mortgage loans held for sale are included in the above SFAS 157 disclosure, as the Company elected to carry these assets at fair value under SFAS 159 (effective January 1, 2008).

Policy loans: The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment contracts: The fair values of the Company’s liabilities under investment type contracts are based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand, net of certain surrender charges. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

Short-term debt: The carrying amount reported in the consolidated balance sheets approximates fair value.

Long-term debt: The fair values for senior notes are based on quoted market prices. The fair values of the junior subordinated debentures issued to a related party are based on quoted market prices of the capital securities of Nationwide Financial Services Capital Trust I (Trust I), which approximate the fair value of this obligation.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the carrying values and estimated fair values of financial instruments subject to disclosure requirements as of December 31:

	2008		2007
(in millions)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets
Investments:
Mortgage loans on real estate, net	$7,065.4	$6,335.3	$7,615.4	$7,659.9
Policy loans	767.4	767.4	687.9	687.9

Liabilities
Investment contracts	(24,978.2)	(18,905.4)	(24,671.0)	(23,084.7)
Short-term debt	(249.7)	(249.7)	(285.3)	(285.3)
Long-term debt, payable to NFS	(700.0)	(568.7)	(700.0)	(751.3)

(5)	Derivative Financial Instruments
Qualitative Disclosure

Interest Rate Risk Management

The Company periodically purchases fixed rate investments to back variable rate liabilities. As a result, the Company can be exposed to interest rate risk due to the mismatch between variable rate liabilities and fixed rate assets. In an effort to mitigate the risk from this mismatch, the Company enters into various types of derivative instruments, with fluctuations in the fair values of the derivatives offsetting changes in the fair values of the investments resulting from changes in interest rates. The Company principally uses pay fixed/receive variable interest rate swaps to manage this risk.

Under these interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments. The fixed interest paid on the swap offsets the fixed interest received on the investment, resulting in the Company receiving the variable interest payments on the swap, generally 3-month U.S. London Interbank Offered Rate (LIBOR), and the credit spread on the investment. The net receipt of a variable rate will then more closely match the variable rate paid on the liability.

As a result of entering into fixed rate commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of such commitments due to changes in interest rates during the commitment period prior to funding of the loans. In an effort to manage this risk, the Company enters into short U.S. Treasury futures and/or pay fixed interest rate swaps during the commitment period. With short U.S. Treasury futures or pay fixed interest rate swaps, if interest rates rise/fall, the gains/losses on the futures will offset the change in fair value of the commitment attributable to the change in interest rates.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company periodically purchases variable rate investments such as commercial mortgage loans and corporate bonds. As a result, the Company can be exposed to variability in cash flows and investment income due to changes in interest rates. Such variability poses risks to the Company when the assets are funded with fixed rate liabilities. In an effort to manage this risk, the Company may enter into receive fixed/pay variable interest rate swaps. In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments. The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment. The net receipt of a fixed rate will then more closely match the fixed rate paid on the liability.

The Company manages interest rate risk at the segment level. Different segments may simultaneously hedge interest rate risks associated with owning fixed and variable rate investments considering the risk relevant to a particular segment.

Foreign Currency Risk Management

In conjunction with the Company’s MTN program, the Company periodically issues both fixed and variable rate liabilities denominated in foreign currencies. As a result, the Company is exposed to changes in the fair value of liabilities due to changes in foreign currency exchange rates and related interest rates. In an effort to manage these risks, the Company enters into cross-currency interest rate swaps.

The Company is exposed to changes in the fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and related interest rates. In an effort to manage this risk, the Company uses cross-currency interest rate hedges to swap these asset characteristics to variable U.S. dollar rate instruments. Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in a foreign currency, and receive a variable U.S. dollar rate, generally 3-month U.S. LIBOR. These derivative instruments are designated as a fair value hedge of a fixed rate foreign denominated asset.

Cross-currency interest rate swaps on variable rate investments are structured to pay a variable rate, in a foreign currency, and receive a fixed U.S. dollar rate. The terms of the foreign currency paid on the swap will exactly match the terms of the foreign currency received on the asset, thus eliminating currency risk. These derivative instruments are designated as a cash flow hedge.

Equity Market Risk Management

Asset fees calculated as a percentage of separate account assets are a significant source of revenue to the Company. As of December 31, 2008, approximately 71% of separate account assets were invested in equity mutual funds (approximately 82% as of December 31, 2007). Gains and losses in the equity markets result in corresponding increases and decreases in the Company’s separate account assets and asset fee revenue. In addition, a decrease in separate account assets may decrease the Company’s expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in guaranteed contract claims, which also may require the Company to accelerate amortization of DAC.

The Company’s long-term assumption for net separate account returns is 7% annual growth. If equity markets were unchanged throughout a given year, the Company estimates that its net earnings per diluted share, calculated using current weighted average diluted shares outstanding, would be approximately $0.05 to $0.10 less than if the Company’s long-term assumption for net separate account returns were realized. This analysis assumes no other factors change and that an unlocking of DAC assumptions would not be required. However, as it does each quarter, the Company would evaluate its DAC balance and underlying assumptions to determine the need for unlocking. The Company can provide no assurance that the experience of flat equity market returns would not result in changes to other factors affecting profitability, including the possibility of unlocking of DAC assumptions.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Many of the Company’s individual variable annuity contracts offer GMDB features. A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a specified amount, which may be based on premiums paid less amounts withdrawn or contract value on a specified anniversary date. A decline in the stock market causing the contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the contract value. This could result in additional GMDB claims.

In an effort to mitigate this risk, the Company implemented a GMDB economic hedging program for certain new and existing business. Prior to implementation of the GMDB hedging program in 2000, the Company managed this risk primarily by entering into reinsurance arrangements. The GMDB economic hedging program is designed to offset changes in the economic value of the designated GMDB obligation. Currently the program shorts S&P 500 Index futures, which provides an offset to changes in the value of the designated obligation. The futures are not designated as hedges and, therefore, hedge accounting is not applied. The Company’s economic and accounting hedges are not perfectly offset. Therefore, the economic hedging activity is likely to lead to earnings volatility. As of December 31, 2008 and 2007, the Company’s net amount at risk was $8,718.7 million and $519.9 million before reinsurance, respectively, and $7,329.9 million and $317.2 million net of reinsurance, respectively. As of December 31, 2008 and 2007, the Company’s reserve for GMDB claims was $247.9 million and $38.9 million, respectively.

The Company also offers certain variable annuity products with guaranteed minimum accumulation benefit (GMAB), guaranteed lifetime withdrawal benefit (GLWB) and hybrid GMAB/GLWB riders (collectively referred to as living benefits). A GMAB provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the time of issuance of a variable annuity contract. In some cases, the contractholder also has the option, after a specified time, to drop the rider and continue the variable annuity contract without the GMAB. The design of the GMAB rider limits the risk to the Company in a variety of ways including asset allocation requirements, which serve to reduce the Company’s potential exposure to underlying fund performance risks. Specifically, the terms in the GMAB rider limit policyholder asset allocation by either (1) requiring partial allocation of assets to a guaranteed term option (a fixed rate investment option) and excluding certain funds that are highly volatile or difficult to hedge or (2) requiring all assets be allocated to one of the approved asset allocation funds or models defined by the Company.

Beginning in March 2005, the Company began offering a hybrid GMAB/GLWB through its Capital Preservation Plus Lifetime Income (CPPLI) contract rider. This living benefit combines a GMAB feature in its first 5-10 years with a lifetime withdrawal benefit election at the end of the GMAB feature. Upon maturity of the GMAB, the contractholder can elect the lifetime withdrawal benefit, which would continue for the duration of the insured’s life; elect a new CPPLI rider; or drop the rider completely and continue the variable annuity contract without any rider. If the lifetime withdrawal benefit is elected and the insured’s contract value is exhausted through such withdrawals and market conditions, the Company will continue to fund future withdrawals at a pre-defined level until the insured’s death. In some cases, the contractholder has the right to drop the GLWB portion of this rider or periodically reset the guaranteed withdrawal basis to a higher level. This benefit requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy as previously described above.

In March 2006, the Company added Lifetime Income (L.inc), a stand-alone GLWB, to complement CPPLI in its product offerings. This rider is very similar to the hybrid benefit discussed above in that L.inc and CPPLI both have guaranteed withdrawal rates that increase based on the age at which the contractholder begins taking income. The withdrawal rates are applied to a benefit base to determine the guaranteed lifetime income amount available to a contractholder. The benefit base is equal to the variable annuity premium at contract issuance and may increase as a result of a ratchet feature that is driven by account performance and a roll-up feature that is driven by policy duration. Generally, the longer the contractholder waits before commencing withdrawals, the greater the guaranteed lifetime income. One key difference between L.inc and CPPLI is that the charge associated with L.inc is assessed against the benefit base. This is a risk mitigation feature as it alleviates much of the uncertainty around account performance and customer withdrawal patterns, both of which can lead to lower than expected revenue streams if the charge were assessed on account value. In June 2007, the Company added a feature to L.inc to allow for a lump settlement in lieu of lifetime withdrawals in certain situations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivatives are carried at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions. Projections of cash flows inherent in the valuation of the embedded derivative incorporate numerous assumptions including, but not limited to, expectations of contractholder persistency, contractholder withdrawal patterns, risk neutral market returns, correlations of market returns and market return volatility. As of December 31, 2008 and 2007, the net balance of the embedded derivatives for living benefits was a liability of $1.70 billion and $91.9 million, respectively. The Company does not expect any meaningful level of claims under the living benefit features for several years and believes any such claims would be mitigated by its economic hedging program.

Similar to the Company’s economic hedging for GMDBs, the living benefits features are also being economically hedged. The primary risks being hedged are the exposures associated with declining equity market returns and downward interest rate movements. The Company employs a variety of instruments to mitigate this exposure including S&P 500 Index futures, U.S. Treasury futures, interest rate swaps and long-dated over-the-counter put options. The positions used in the economic hedging program are not designated as hedges and, therefore, hedge accounting is not applied. The living benefits hedging program is designed to offset changes in the economic value of the living benefits obligation to contractholders. Changes in the fair value of the embedded derivatives are likely to create volatility in earnings. The hedging activity associated with changes in the economic value of the living benefits obligations will likely mitigate a portion of this earnings volatility.

Other Non-Hedging Derivatives

The Company periodically enters into basis swaps (receive one variable rate, pay another variable rate) to better match the cash flows received from the specific variable-rate investments with the variable rate paid on a group of liabilities. While the pay-side terms of the basis swap will be consistent with the terms of the asset, the Company is not able to match the receive-side terms of the derivative to a specific liability. Therefore, basis swaps do not receive hedge accounting treatment.

The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns to replicate a higher yielding bond. These selected assets may have sufficient duration for the related liability, but do not earn a sufficient credit spread. The combined credit default swap and investments provide cash flows with the duration and credit spread targeted by the Company. The credit default swaps do not qualify for hedge accounting treatment.

The Company also has purchased credit default protection on selected debt instruments exposed to short-term credit concerns, or because the combination of the corporate bond and purchased default protection provides sufficient spread and duration targeted by the Company. The purchased credit default protection is not designated for hedge accounting treatment.

Quantitative Disclosure

Fair Value Hedges

During the years ended December 31, 2008, 2007 and 2006, a net gain of $8.3 million, a net loss of $2.4 million and a net gain of $2.9 million, respectively, were recognized in net realized investment gains and losses related to the ineffective portion of fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

Cash Flow Hedges

For the years ended December 31, 2008, 2007 and 2006, the ineffective portion of cash flow hedges was a net gain of $3.1 million, a net loss of $1.4 million and a net loss of $1.5 million, respectively. There were no net gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In general, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions, other than those relating to variable interest on existing financial instruments, is twelve months or less. However, in 2003 the Company entered into a hedge of a forecasted purchase of shares of a mutual fund tied to the S&P 500 Index where delivery of the shares will occur in 2033.

During 2008, the Company did not discontinue any cash flow hedges because the original forecasted transaction was no longer probable. Additionally, no amounts were reclassified from AOCI into earnings due to the probability that a forecasted transaction would not occur.

Other Derivative Instruments, Including Embedded Derivatives

Net realized investment gains and losses for the years ended December 31, 2008, 2007 and 2006 included a net gain of $58.2 million, a net loss of $12.4 million and a net loss of $0.5 million, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships. In addition, variable annuity contracts resulted in net losses of $442.5 million, $51.8 million, $11.4 million for the years ended December 31, 2008, 2007, and 2006, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships.

For the years ended December 31, 2008, 2007 and 2006, net losses of $3.6 million, $0.5 million and $10.6 million, respectively, were recorded in net realized investment gains and losses reflecting the change in fair value of cross-currency interest rate swaps hedging variable rate MTNs denominated in foreign currencies. No additional net gains were recorded to reflect the change in spot rates of foreign currency denominated obligations during the year ended December 31, 2008 compared to none for the year ended December 31, 2007, and a net gain of $14.1 million for the year ended December 31, 2006.

The following table summarizes the notional amount of derivative financial instruments outstanding as of December 31:

(in millions)	2008	2007
Interest rate swaps:
Pay fixed/receive variable rate swaps hedging investments	$1,218.4	$1,692.9
Pay variable/receive fixed rate swaps hedging investments	924.5	21.0
Pay variable/receive variable rate swaps hedging liabilities	200.0	—
Pay fixed/receive variable rate swaps hedging liabilities	1,993.7	1,120.7
Pay variable/receive fixed rate swaps hedging liabilities	3,856.3	343.1
Cross-currency interest rate swaps:
Hedging foreign currency denominated investments	343.7	375.5
Hedging foreign currency denominated liabilities	463.4	1,144.1
Credit default swaps	271.2	300.3
Other non-hedging instruments	431.0	518.1
Equity option/futures contracts	3,675.3	2,361.8
Interest rate futures contracts	281.1	371.3

Total	$13,658.6	$8,248.8

The notional value is the amount upon which exchanges of interest are based. Exposure to a counterparty arises if the net expected cash flows are positive, as calculated based on forward interest rate curves and notional contract values.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Credit Derivatives

The Company enters into two distinct types of credit derivative contracts (or credit default swaps) which allows the Company to either sell or buy credit protection on a specific creditor or credit index. When the Company sells credit protection against a specific creditor or credit index to a counterparty, it receives periodic premium payments similar to the risk premium received on an equivalent maturity bond from the same creditor. In return, the Company agrees to provide for losses if a credit event occurs during the lifetime of the contract, by buying a pre-determined cash bond from the counterparty at face value. In such a contract, a credit event will be defined in the trade settlement documentation and may include, but not be limited to, creditor bankruptcy or restructuring. There are no recourse provisions associated with these contracts.

The Company had exposure to credit protection contracts for the years ended December 31, 2008, 2007 and 2006 and experienced losses of $18.8 million in 2008 and no losses in 2007 or 2006, on such contracts. The following table presents the Company’s outstanding exposure to credit protection contracts, all of which are related to corporate debt instruments, as of December 31, 2008 by contract maturity and industry exposure:

	Less than or equal to one year		One to three years		Three to five years		Total
(in millions)	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value
Single sector exposure:
Consumer goods	$—	$—	$6.0	$(0.8)	$—	$—	$6.0	$(0.8)
Financial	—	—	35.0	(5.8)	13.0	(0.5)	48.0	(6.3)
Oil & gas pipelines	10.0	—	15.0	(0.8)	—	—	25.0	(0.8)
Services	—	—	—	—	35.0	(3.0)	35.0	(3.0)
Utilities	4.5	—	—	—	—	—	4.5	—

Total single sector exposure	14.5	—	56.0	(7.4)	48.0	(3.5)	118.5	(10.9)
Index exposure:
Corporate bonds	—	—	—	—	110.9	(0.3)	110.9	(0.3)

Total index exposure	—	—	—	—	110.9	(0.3)	110.9	(0.3)

Total	$14.5	$—	$56.0	$(7.4)	$158.9	$(3.8)	$229.4	$(11.2)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(6)	Investments
The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale as of the dates indicated:

(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2008:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$77.3	$20.1	$—	$97.4
U. S. Government agencies1	384.6	89.3	—	473.9
Obligations of states and political subdivisions	223.0	1.5	7.4	217.1
Debt securities issued by foreign governments	33.9	5.0	—	38.9
Corporate securities
Public	8,042.9	85.4	1,040.3	7,088.0
Private	4,589.0	49.5	370.0	4,268.5
Mortgage-backed securities	5,248.2	68.2	639.6	4,676.8
Asset-backed securities	3,222.0	19.7	855.1	2,386.6

Total fixed maturity securities	21,820.9	338.7	2,912.4	19,247.2
Equity securities	30.9	0.7	5.1	26.5

Total securities available-for-sale	$21,851.8	$339.4	$2,917.5	$19,273.7

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$110.8	$14.3	$0.4	$124.7
U. S. Government agencies	406.1	61.2	—	467.3
Obligations of states and political subdivisions	245.3	1.6	2.7	244.2
Debt securities issued by foreign governments	40.0	2.5	0.1	42.4
Corporate securities
Public	8,253.8	133.4	161.6	8,225.6
Private	5,474.2	131.7	57.6	5,548.3
Mortgage-backed securities	5,855.9	31.3	98.4	5,788.8
Asset-backed securities	3,635.1	31.2	174.2	3,492.1

Total fixed maturity securities	24,021.2	407.2	495.0	23,933.4
Equity securities	69.6	4.8	1.5	72.9

Total securities available-for-sale	$24,090.8	$412.0	$496.5	$24,006.3

1	Includes $134.7 million of securities explicitly backed by the full faith and credit of the U.S. Government.
The market value of the Company’s general account investments may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads. While the Company has the ability and intent to hold available-for-sale debt securities in unrealized loss positions that are not other-than-temporarily impaired until recovery, it may experience realized investment losses to the extent its liquidity needs require the disposition of general account fixed maturity securities in unfavorable interest rate, liquidity or credit spread environments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Debt securities accounted for under EITF 99-20 may experience other-than-temporary impairment in future periods in the event an adverse change in cash flows is anticipated or probable. Furthermore, equity securities may experience other-than-temporary impairment in the future based on the prospects for recovery in value in a reasonable period. In addition, debt securities may experience other-than-temporary impairment in the future based on the probability that that Company may not be able to receive all contractual payments when due.

The Company held securities issued by institutions in the financial sector with equity-type features, classified as fixed maturity, with estimated fair values of $634.2 million and $674.4 million, and gross unrealized losses of $366.6 million and $28.3 million, as of December 31, 2008 and December 31, 2007, respectively. Of these securities in an unrealized loss position as of December 31, 2008, $104.7 million, or 18%, were in an unrealized loss position for more than one year compared to $149.3 million, or 39%, as of December 31, 2007. As of December 31, 2008, the Company evaluates such securities for other-than-temporary impairment using the criteria of either a debt or an equity security depending on the facts and circumstances of the individual issuer.

The table below summarizes the amortized cost and estimated fair value of fixed maturity securities available-for-sale, by maturity, as of December 31, 2008. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in millions)	Amortized cost	Estimated fair value
Fixed maturity securities available-for-sale:
Due in one year or less	$1,086.7	$1,081.9
Due after one year through five years	6,697.6	6,173.1
Due after five years through ten years	2,704.5	2,537.5
Due after ten years	2,861.9	2,391.4

Subtotal	13,350.7	12,183.9
Mortgage-backed securities	5,248.2	4,676.7
Asset-backed securities	3,222.0	2,386.6

Total	$21,820.9	$19,247.2

The following table presents the components of net unrealized losses on securities available-for-sale as of December 31:

(in millions)	2008	2007
Net unrealized losses, before adjustments and taxes	$(2,578.1)	$(84.5)
Change in fair value attributable to fixed maturity securities designated in fair value hedging relationships	(57.8)	—

Total net unrealized losses, before adjustments and taxes	(2,635.9)	(84.5)
Adjustment to deferred policy acquisition costs	615.9	87.1
Adjustment to future policy benefits and claims	43.8	(77.7)
Deferred federal income tax benefit	691.7	26.1

Net unrealized losses	$(1,284.5)	$(49.0)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table presents an analysis of the net increase in net unrealized (losses) gains on securities available-for-sale before adjustments and taxes for the years ended December 31:

(in millions)	2008	2007	2006
Fixed maturity securities	$(2,485.9)	$(166.0)	$(161.0)
Equity securities	(7.7)	(2.6)	(1.1)

Net increase	$(2,493.6)	$(168.6)	$(162.1)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For securities available-for-sale as of the dates indicated, the following table summarizes the Company’s gross unrealized losses based on the amount of time each type of security has been in an unrealized loss position:

	Less than or equal to one year		More than one year		Total
(in millions)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
December 31, 2008:
Fixed maturity securities:
Obligations of states and political subdivisions	$94.9	$3.5	$29.3	$3.9	$124.2	$7.4
Corporate securities
Public	3,678.8	700.8	1,233.6	339.5	4,912.4	1,040.3
Private	2,108.1	262.1	838.6	107.9	2,946.7	370.0
Mortgage-backed securities	592.1	149.1	1,694.3	490.6	2,286.4	639.7
Asset-backed securities	1,026.9	248.6	1,171.4	606.4	2,198.3	855.0

Total fixed maturity securities	7,500.8	1,364.1	4,967.2	1,548.3	12,468.0	2,912.4
Equity securities	11.2	4.9	3.4	0.2	14.6	5.1

Total	$7,512.0	$1,369.0	$4,970.6	$1,548.5	$12,482.6	$2,917.5

% of total gross unrealized losses		47%		53%

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$16.4	$0.4	$2.6	$—	$19.0	$0.4
U.S. Government agencies	—	—	13.9	—	13.9	—
Obligations of states and political subdivisions	15.4	0.1	149.6	2.6	165.0	2.7
Debt securities issued by foreign governments	11.5	0.1	—	—	11.5	0.1
Corporate securities
Public	2,354.0	95.2	1,966.8	66.4	4,320.8	161.6
Private	680.6	17.1	1,814.7	40.5	2,495.3	57.6
Mortgage-backed securities	1,227.8	23.7	2,466.4	74.7	3,694.2	98.4
Asset-backed securities	1,453.8	127.1	1,078.1	47.1	2,531.9	174.2

Total fixed maturity securities	5,759.5	263.7	7,492.1	231.3	13,251.6	495.0
Equity securities	17.1	1.5	0.1	—	17.2	1.5

Total	$5,776.6	$265.2	$7,492.2	$231.3	$13,268.8	$496.5

% of total gross unrealized losses		53%		47%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company has fixed maturity securities that have been in an unrealized loss position for more than one year that are not other-than-temporarily impaired. The Company reviews assets in unrealized loss positions and evaluates whether or not the losses are other-than-temporary. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.

As of December 31, 2008, fixed maturity securities that have been in an unrealized loss position for more than one year totaled $1.55 billion, or 53% of the Company’s total unrealized losses on fixed maturity securities. Of this total, $1.31 billion, or 85%, were classified as investment grade securities, as defined by the National Association of Insurance Commissioners (NAIC).

As of December 31, 2008, 1,913, or 65%, of the Company’s investments in fixed maturity securities were in an unrealized loss position, in comparison to 1,725, or 53%, as of December 31, 2007.

The majority of the increases in the Company’s unrealized losses from December 31, 2007 to 2008 were attributable to corporate securities, MBSs and ABSs. These increased unrealized loss positions primarily were driven by the combined impact of volatility in investment quality ratings and credit spreads, illiquid markets, and interest rate movements. In particular, exposure to the financial sector, including through structured securities such as trust preferred, collateralized loan obligations and collateralized debt obligations, have been significantly affected by negative circumstances in those sectors. It is reasonably possible that further declines in estimated fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further other-than-temporary impairments in the near term, which could be significant.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For fixed maturity securities available-for-sale, the following tables summarize as of the dates indicated the Company’s gross unrealized loss position categorized as investment grade vs. non-investment grade, as defined by the NAIC, for the period of time indicated, and based on the ratio of estimated fair value to amortized cost (in millions):

	Period of time for which unrealized loss has existed as of December 31, 2008
	Investment Grade			Non-Investment Grade			Total
Ratio of estimated fair value to amortized cost	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total
Corporate securities - public and private
99.9% - 95.0%	$50.0	$16.4	$66.4	$1.7	$0.1	$1.8	$51.7	$16.5	$68.2
94.9% - 90.0%	94.0	28.3	122.3	5.2	6.2	11.4	99.2	34.5	133.7
89.9% - 85.0%	82.8	32.2	115.0	7.9	7.3	15.2	90.7	39.5	130.2
84.9% - 80.0%	94.1	27.2	121.3	14.5	7.1	21.6	108.6	34.3	142.9
Below 80.0%	453.1	150.5	603.6	159.6	172.1	331.7	612.7	322.6	935.3

Total	774.0	254.6	1,028.6	188.9	192.8	381.7	962.9	447.4	1,410.3

Mortgage-backed securities
99.9% - 95.0%	1.1	2.9	4.0	—	—	—	1.1	2.9	4.0
94.9% - 90.0%	5.7	14.4	20.1	0.1	—	0.1	5.8	14.4	20.2
89.9% - 85.0%	13.8	23.9	37.7	5.7	—	5.7	19.5	23.9	43.4
84.9% - 80.0%	14.0	40.0	54.0	17.1	10.0	27.1	31.1	50.0	81.1
Below 80.0%	91.5	377.4	468.9	—	22.0	22.0	91.5	399.4	490.9

Total	126.1	458.6	584.7	22.9	32.0	54.9	149.0	490.6	639.6

Asset-backed securities
99.9% - 95.0%	4.9	2.0	6.9	0.4	—	0.4	5.3	2.0	7.3
94.9% - 90.0%	15.5	18.6	34.1	1.0	—	1.0	16.5	18.6	35.1
89.9% - 85.0%	23.3	27.5	50.8	0.3	0.8	1.1	23.6	28.3	51.9
84.9% - 80.0%	15.3	33.7	49.0	0.1	1.0	1.1	15.4	34.7	50.1
Below 80.0%	171.0	513.0	684.0	16.9	9.8	26.7	187.9	522.8	710.7

Total	230.0	594.8	824.8	18.7	11.6	30.3	248.7	606.4	855.1

Other fixed maturity securities1
99.9% - 95.0%	1.3	—	1.3	—	—	—	1.3	—	1.3
94.9% - 90.0%	2.2	—	2.2	—	—	—	2.2	—	2.2
89.9% - 85.0%	—	3.9	3.9	—	—	—	—	3.9	3.9
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	3.5	3.9	7.4	—	—	—	3.5	3.9	7.4

Total fixed maturity securities available-for-sale
99.9% - 95.0%	57.3	21.3	78.6	2.1	0.1	2.2	59.4	21.4	80.8
94.9% - 90.0%	117.4	61.3	178.7	6.3	6.2	12.5	123.7	67.5	191.2
89.9% - 85.0%	119.9	87.5	207.4	13.9	8.1	22.0	133.8	95.6	229.4
84.9% - 80.0%	123.4	100.9	224.3	31.7	18.1	49.8	155.1	119.0	274.1
Below 80.0%	715.6	1,040.9	1,756.5	176.5	203.9	380.4	892.1	1,244.8	2,136.9

Total	$1,133.6	$1,311.9	$2,445.5	$230.5	$236.4	$466.9	$1,364.1	$1,548.3	$2,912.4

1        Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

	Period of time for which unrealized loss has existed as of December 31, 2007
	Investment Grade			Non-Investment Grade			Total
Ratio of estimated fair value to amortized cost	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total
Corporate securities - public and private
99.9% - 95.0%	$21.2	$43.6	$64.8	$12.9	$5.2	$18.1	$34.1	$48.8	$82.9
94.9% - 90.0%	18.0	30.3	48.3	13.3	4.5	17.8	31.3	34.8	66.1
89.9% - 85.0%	16.5	10.7	27.2	3.1	6.3	9.4	19.6	17.0	36.6
84.9% - 80.0%	2.1	0.4	2.5	3.0	0.2	3.2	5.1	0.6	5.7
Below 80.0%	7.5	—	7.5	14.7	5.7	20.4	22.2	5.7	27.9

Total	65.3	85.0	150.3	47.0	21.9	68.9	112.3	106.9	219.2

Mortgage-backed securities
99.9% - 95.0%	18.6	35.3	53.9	—	—	—	18.6	35.3	53.9
94.9% - 90.0%	5.1	39.4	44.5	—	—	—	5.1	39.4	44.5
89.9% - 85.0%	—	—	—	—	—	—	—	—	—
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	23.7	74.7	98.4	—	—	—	23.7	74.7	98.4

Asset-backed securities
99.9% - 95.0%	14.7	13.2	27.9	0.2	—	0.2	14.9	13.2	28.1
94.9% - 90.0%	26.9	13.7	40.6	—	—	—	26.9	13.7	40.6
89.9% - 85.0%	18.0	8.6	26.6	—	—	—	18.0	8.6	26.6
84.9% - 80.0%	14.2	5.8	20.0	—	—	—	14.2	5.8	20.0
Below 80.0%	53.0	5.8	58.8	0.1	—	0.1	53.1	5.8	58.9

Total	126.8	47.1	173.9	0.3	—	0.3	127.1	47.1	174.2

Other fixed maturity securities1
99.9% - 95.0%	0.6	1.4	2.0	—	—	—	0.6	1.4	2.0
94.9% - 90.0%	—	1.2	1.2	—	—	—	—	1.2	1.2
89.9% - 85.0%	—	—	—	—	—	—	—	—	—
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	0.6	2.6	3.2	—	—	—	0.6	2.6	3.2

Total fixed maturity securities available-for-sale
99.9% - 95.0%	55.1	93.5	148.6	13.1	5.2	18.3	68.2	98.7	166.9
94.9% - 90.0%	50.0	84.6	134.6	13.3	4.5	17.8	63.3	89.1	152.4
89.9% - 85.0%	34.5	19.3	53.8	3.1	6.3	9.4	37.6	25.6	63.2
84.9% - 80.0%	16.3	6.2	22.5	3.0	0.2	3.2	19.3	6.4	25.7
Below 80.0%	60.5	5.8	66.3	14.8	5.7	20.5	75.3	11.5	86.8

Total	$216.4	$209.4	$425.8	$47.3	$21.9	$69.2	$263.7	$231.3	$495.0

1        Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008, 27% of the Company’s investments in an unrealized loss position had ratios of estimated fair value to amortized cost of at least 80%. In addition, 84% of the Company’s investments in an unrealized loss position were classified as investment grade, as defined by the NAIC. Of the Company’s investments in unrealized loss positions classified as non-investment grade, 49% have been in an unrealized loss position for less than one year.

The NAIC assigns securities quality ratings and uniform valuations (called NAIC Designations), which are used by insurers when preparing their annual statements. For most securities, NAIC ratings are derived from ratings received from nationally recognized rating agencies. The NAIC also assigns ratings to securities that do not receive public ratings. The designations assigned by the NAIC range from class 1 (highest quality) to class 6 (lowest quality). Of the Company’s general account fixed maturity securities, 92% and 94% were in the two highest NAIC Designations as of December 31, 2008 and 2007, respectively.

The following table shows the equivalent ratings between the NAIC and nationally recognized rating agencies and summarizes the credit quality, as determined by NAIC Designation, of the Company’s general account fixed maturity securities portfolio as of December 31:

(in millions)		2008		2007
NAIC designation1	Rating agency equivalent designation2	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
1	Aaa/Aa/A	$13,870.1	$12,497.7	$16,765.5	$16,662.7
2	Baa	5,961.0	5,210.2	5,730.3	5,784.3
3	Ba	1,192.9	953.8	1,101.6	1,078.3
4	B	529.7	366.5	325.0	316.8
5	Caa and lower	166.9	128.9	60.2	52.7
6	In or near default	100.3	90.1	38.6	38.6

	Total	$21,820.9	$19,247.2	$24,021.2	$23,933.4

1        NAIC Designations are assigned at least annually. Some designations for securities shown have been assigned to securities not yet assigned an NAIC Designation in a manner approximating equivalent public rating categories.

2        Comparisons between NAIC and Moody’s designations are published by the NAIC. If no Moody’s rating is available, the Company assigns internal ratings corresponding to public ratings.

Recent conditions in the securities markets, including changes in investment quality ratings, liquidity, credit spreads and interest rates, have resulted in declines in the values of investment securities, including corporate debt securities, MBSs and ABSs. When evaluating whether these securities are other-than-temporarily impaired, the Company considers characteristics of the underlying collateral, such as delinquency and default rates, the quality of the underlying borrower, the type of collateral in the pool, the vintage year of the collateral, subordination levels within the structure of the collateral pool, expected future cash flows, and the Company’s ability and intent to hold the security to recovery. These and other factors also affect the estimated fair value of these securities.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s investments in MBSs and ABSs include securities that are supported by Alt-A and Sub-prime collateral. The Company considers Alt-A collateral to be mortgages whose underwriting standards do not qualify the mortgage for regular conforming or jumbo loan programs. Typical underwriting characteristics that cause a mortgage to fall into the Alt-A classification may include, but are not limited to, inadequate loan documentation of a borrower’s financial information, debt-to-income ratios above normal lending limits, loan-to-value ratios above normal lending limits that do not have primary mortgage insurance, a borrower who is a temporary resident, and loans securing non-conforming types of real estate. Alt-A mortgages are generally issued to borrowers having higher Fair Isaac Credit Organization (FICO) scores, and the lender typically issues a slightly higher interest rate for such mortgages. The Company considers Sub-prime collateral to be mortgages that are first-lien mortgage loans issued to Sub-prime borrowers, as demonstrated by recent delinquent rent or housing payments or substandard FICO scores. Second-lien mortgage loans are also considered Sub-prime. The amortized cost and estimated fair value of the Company’s investments in securities containing Alt-A collateral totaled $1,718.7 million and $1,335.8 million, respectively, and the amortized cost and estimated fair value of the Company’s investments in securities containing Sub-prime collateral totaled $612.7 million and $480.2 million, respectively. As of December 31, 2008, 75% and 84% of securities containing Alt-A and Sub-prime collateral, respectively, were rated AA or better. In addition, 68% and 76% of Alt-A and Sub-prime collateral, respectively, was originated in 2005 or earlier.

In addition, recent market activity has negatively impacted the Company’s investments in commercial mortgage-backed securities (CMBS). These investments in CMBS are generally characterized by securities that are collateralized by static, heterogeneous pools of mortgages on commercial real estate properties. Deals are generally diversified across property types, geography, borrowers, tenants, loan size, coupon and vintages. As of December 31, 2008, the amortized cost and estimated fair value of the Company’s investments in CMBS totaled $1.26 billion and $853.0 million, respectively, while the December 31, 2007 amortized cost was $1.10 billion and estimated fair value was $1.08 billion.

Proceeds from the sale of securities available-for-sale during 2008, 2007 and 2006 were $4.19 billion, $4.65 billion and $2.27 billion, respectively. During 2008, gross gains of $32.9 million ($70.0 million and $61.6 million in 2007 and 2006, respectively) and gross losses of $23.9 million ($70.2 million and $64.1 million in 2007 and 2006, respectively) were realized on those sales.

Real estate held for use was $9.8 million and $17.8 million as of December 31, 2008 and 2007, respectively. These assets are carried at cost less accumulated depreciation, which was $2.1 million and $3.6 million as of December 31, 2008 and 2007, respectively. The carrying value of real estate held for sale was $6.8 million as of December 31, 2008 (compared to no real estate held for sale as of December 31, 2007.)

The Company grants mainly commercial mortgage loans on real estate to customers throughout the U.S. As of December 31, 2008, the Company’s largest exposure to any single borrower, region and property type was 2%, 23% and 34%, respectively, of the Company’s general account mortgage loan portfolio, compared to 2%, 24% and 33%, respectively, as of December 31, 2007.

As of December 31, 2008 and 2007, the carrying value of commercial mortgage loans on real estate considered specifically impaired was $35.4 million and $7.4 million, respectively, for which a $13.6 million and $3.0 million valuation allowance had been established, respectively. No valuation allowance exists for collateral dependent commercial mortgage loans for which the fair value of the collateral is estimated to be greater than the carrying value.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31:

(in millions)	2008	2007	2006
Allowance, beginning of period	$23.1	$34.3	$31.1
Net change in allowance	16.4	(11.2)	3.2

Allowance, end of period	$39.5	$23.1	$34.3

The Company has securitized commercial mortgage loans on real estate to third parties. The Company, as the transferor, has continuing involvement in these loans which consists of receiving servicing fees on loans which the Company has transferred.

The Company did not participate in any securitization arrangements during 2008. During 2008, the Company received $0.6 million in servicing fees related to financial assets where there is a continuing involvement from the securitization of commercial mortgage loans on real estate. During 2007, the Company received proceeds of $928.0 million from the securitization of commercial mortgage loans on real estate to third parties, experienced realized losses of $7.3 million on these loans, and received $0.7 million in servicing fees related to loans securitized in 2007 and before. During 2006, the Company received proceeds of $545.0 million from the securitization of commercial mortgage loans on real estate to third parties, experienced realized gains of $5.3 million on these loans, and received $0.4 million in servicing fees related to loans securitized in 2006 and before.

The Company provides a representations and warranties letter to the transferee for each securitization arrangement. If it is found that the Company has made a misrepresentation, it could be required to provide financial support to the transferee or its beneficial interest holders. In 2008 and 2007, the Company was not required to provide any financial or other support that it was not previously contractually required to provide to the transferee or its beneficial interest holders.

The following table summarizes net realized investment (losses) gains from continuing operations by source for the years ended December 31:

(in millions)	2008	2007	2006
Total realized gains on sales, net of hedging losses	$1.9	$65.4	$88.8
Total realized losses on sales, net of hedging gains	(93.1)	(79.9)	(64.8)
Total other-than-temporary and other investment impairments	(1,051.4)	(116.4)	(17.1)
Credit default swaps	(9.8)	(7.5)	(1.1)
Derivatives and embedded derivatives associated with living benefit contracts	(500.7)	(26.7)	—
Derivatives associated with death benefits contracts	109.4	—	—
Other derivatives	104.4	(1.1)	1.3

Net realized investment (losses) gains	$(1,439.3)	$(166.2)	$7.1

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes other-than-temporary and other investment impairments by asset type for the years ended December 31:

(in millions)	2008	2007	2006
Fixed maturity securities:
Corporate securities
Public	$191.1	$10.5	$4.6
Private	77.0	62.7	0.5
Mortgage-backed securities	313.5	—	—
Asset-backed securities	392.4	35.1	2.1

Total fixed maturity securities	974.0	108.3	7.2

Equity securities	60.2	—	—
Other	17.2	8.1	9.9

Total other-than-temporary and other investment impairments	$1,051.4	$116.4	$17.1

The following table summarizes net investment income from continuing operations by investment type for the years ended December 31:

(in millions)	2008	2007	2006
Securities available-for-sale:
Fixed maturity securities	$1,334.5	$1,370.5	$1,419.2
Equity securities	4.9	4.0	2.6
Mortgage loans on real estate	459.3	512.6	535.4
Short-term investments	16.1	28.7	47.3
Other	(74.3)	124.3	120.9

Gross investment income	1,740.5	2,040.1	2,125.4
Less investment expenses	53.5	64.3	66.9

Net investment income	$1,687.0	$1,975.8	$2,058.5

Fixed maturity securities with an amortized cost of $15.0 million and $8.3 million as of December 31, 2008 and 2007, respectively, were on deposit with various regulatory agencies as required by law.

The Company, through an agent, lends certain portfolio holdings and in turn receives cash collateral with the objective of increasing the yield on its investments. The cash collateral is invested in high-quality, short-term and long-term investments. The Company’s policy requires the maintenance of collateral of a minimum of 102% of the fair value of the securities loaned. Net returns on the investments, after payment of a rebate to the borrower, are shared between the Company and its agent. Both the borrower and the Company can request or return the loaned securities at any time. The Company maintains ownership of the loaned securities at all times and is entitled to receive from the borrower any payments for interest or dividends received on such securities during the loan term. In 2008, the Company recognized loaned securities as part of its investments available-for-sale. The Company also recognizes the short-term and other long-term investments acquired with the cash collateral and its obligation to return such collateral to the borrower in short-term and other long-term investments and other liabilities, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008 and 2007, the Company had received $378.3 million and $551.9 million, respectively, of cash collateral on securities lending. The Company had not received any non-cash collateral on securities lending as of December 31, 2008 and 2007. As of December 31, 2008 and 2007, the Company had loaned securities with a fair value of $367.2 million and $541.2 million, respectively.

As of December 31, 2008 and 2007, the Company had received $1,022.5 million and $245.4 million, respectively, of cash for derivative collateral, which is in turn invested in short-term investments. The Company also held $35.4 million and $18.5 million of securities as off-balance sheet collateral on derivative transactions as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had pledged fixed maturity securities with a fair value of $24.5 million as collateral to various derivative counterparties compared to $18.8 million as of December 31, 2007.

(7)	Deferred Policy Acquisition Costs
The following table presents a reconciliation of DAC for the years ended December 31:

(in millions)	2008	2007
Balance at beginning of period	$3,997.4	$3,758.0
Capitalization of DAC	572.2	612.5
Amortization of DAC	(674.5)	(368.5)
Adjustments to unrealized gains and losses on securities available-for-sale and other	528.8	4.4
Cumulative effect of adoption of accounting principle	—	(9.0)

Balance at end of period	$4,423.9	$3,997.4

See Note 2(f) for information on the Company’s DAC policies.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(8)	Variable Annuity Contracts
The Company issues traditional variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder. The Company also issues non-traditional variable annuity contracts in which the Company provides various forms of guarantees to benefit the related contractholders. The Company provides five primary guarantee types under non-traditional variable annuity contracts: (1) GMDB; (2) GMAB; (3) guaranteed minimum income benefits (GMIB); (4) GLWB; and (5) a hybrid guarantee with GMAB and GLWB.

The GMDB provides a specified minimum return upon death. Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death. The Company has offered six primary GMDB types:

•
Return of premium – provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments, which is referred to as “net premiums.” There are two variations of this benefit. In general, there is no lock in age for this benefit. However, for some contracts the GMDB reverts to the account value at a specified age, typically age 75.

•
Reset – provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to lock-in age) account value adjusted for withdrawals. For most contracts, this GMDB locks in at age 86 or 90, and for others the GMDB reverts to the account value at age 75, 85, 86 or 90.

•
Ratchet – provides the greater of a return of premium death benefit or the highest specified “anniversary” account value (prior to age 86) adjusted for withdrawals. Currently, there are three versions of ratchet, with the difference based on the definition of anniversary: monthaversary – evaluated monthly; annual – evaluated annually; and five-year – evaluated every fifth year.

•
Rollup – provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally 5% simple interest up to the earlier of age 86 or 200% of adjusted premiums. There are two variations of this benefit. For certain contracts, this GMDB locks in at age 86, and for others the GMDB reverts to the account value at age 75.

•	Combo – provides the greater of annual ratchet death benefit or rollup death benefit. This benefit locks in at either age 81 or 86.

•
Earnings enhancement – provides an enhancement to the death benefit that is a specified percentage of the adjusted earnings accumulated on the contract at the date of death. There are two versions of this benefit: (1) the benefit expires at age 86, and a credit of 4% of account value is deposited into the contract; and (2) the benefit does not have an end age, but has a cap on the payout and is paid upon the first death in a spousal situation. Both benefits have age limitations. This benefit is paid in addition to any other death benefits paid under the contract.

The GMAB, offered in the Company’s Capital Preservation Plus contract rider, is a living benefit that provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the issuance of the variable annuity contract. In some cases, the contractholder also has the option, after a specified time period, to drop the rider and continue the variable annuity contract without the GMAB. In general, the GMAB requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy.

The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value. The GMIB types are:

•	Ratchet – provides an annuitization value equal to the greater of account value, net premiums or the highest one-year anniversary account value (prior to age 86) adjusted for withdrawals.

•
Rollup – provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated at 5% compound interest up to the earlier of age 86 or 200% of adjusted premiums.

•	Combo – provides an annuitization value equal to the greater of account value, ratchet GMIB benefit or rollup GMIB benefit.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

See Note 5 for a complete description of the Company’s hybrid GMAB/GLWB offered through its CPPLI contract rider. All GMAB contracts with the hybrid GMAB/GLWB rider are included with GMAB contracts in the following tables.

The following table summarizes the account values and net amount at risk, net of reinsurance, for variable annuity contracts with guarantees invested in both general and separate accounts as of December 31:

	2008			2007
(in millions)	Account value	Net amount at risk1	Wtd. avg. attained age	Account value	Net amount at risk1	Wtd. avg. attained age
GMDB:
Return of premium	$5,991.9	$440.6	60	$9,082.6	$18.7	59
Reset	12,468.7	2,468.0	64	17,915.0	61.1	63
Ratchet	12,352.3	3,767.2	67	15,789.2	132.2	66
Rollup	277.1	25.7	72	467.0	8.4	71
Combo	1,704.1	621.2	69	2,555.5	47.0	68

Subtotal	32,794.1	7,322.7	65	45,809.3	267.4	64
Earnings enhancement	333.5	7.2	63	519.2	49.8	62

Total - GMDB	$33,127.6	$7,329.9	65	$46,328.5	$317.2	64

GMAB2 :
5 Year	$2,867.6	$499.0	N/A	$2,985.6	$4.6	N/A
7 Year	2,265.9	482.9	N/A	2,644.1	6.2	N/A
10 Year	677.9	132.2	N/A	927.3	1.3	N/A

Total - GMAB	$5,811.4	$1,114.1	N/A	$6,557.0	$12.1	N/A

GMIB3 :
Ratchet	$244.7	$5.6	N/A	$425.2	$—	N/A
Rollup	659.5	1.3	N/A	1,119.9	—	N/A
Combo	0.1	—	N/A	0.3	—	N/A

Total - GMIB	$904.3	$6.9	N/A	$1,545.4	$—	N/A

GLWB:
L.inc	$3,320.8	$571.5	N/A	$2,865.8	$—	N/A

1
Net amount at risk is calculated on a seriatum basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit). As it relates to GMIB, net amount at risk is calculated as if all policies were eligible to annuitize immediately, although all GMIB options have a waiting period of at least 7 years from issuance.

2	GMAB contracts with the hybrid GMAB/GLWB rider had account values of $4.59 billion and $4.77 billion as of December 31, 2008 and 2007, respectively.
3	The weighted average period remaining until expected annuitization is not meaningful and has not been presented because there is currently no material GMIB exposure.
Net amount at risk is highly sensitive to changes in financial market movements. The increase in net amount at risk during 2008 is primarily due to declines in the financial markets. See Note 5 – Equity Market Risk Management for a discussion of the Company’s risk management practices with respect to declining financial market exposure and related reserve balances.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes account balances of variable annuity contracts that were invested in separate accounts as of December 31:

(in millions)	2008	2007
Mutual funds:
Bond	$4,350.2	$5,143.6
Domestic equity	18,572.8	31,217.7
International equity	2,412.7	3,987.3

Total mutual funds	25,335.7	40,348.6
Money market funds	2,132.6	1,728.2

Total	$27,468.3	$42,076.8

The Company’s GMDB claim reserves are determined by estimating the expected value of death benefits on contracts that trigger a policy benefit and recognizing the excess ratably over the accumulation period based on total expected assessments. GMIB claim reserves are determined each period by estimating the expected value of annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total assessments. The Company regularly evaluates its GMDB and GMIB claim reserve estimates and adjusts the additional liability balances as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in calculating GMIB claim reserves are consistent with those used for calculating GMDB claim reserves. In addition, the calculation of GMIB claim reserves assumes benefit utilization ranges from a low of 3% when the contractholder’s annuitization value is at least 10% in the money to 100% utilization when the contractholder is 90% or more in the money.

The Company’s living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivatives are carried at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions.

The following assumptions and methodology were used to determine the GMDB claim reserves as of December 31, 2008 and 2007:

•	Data used was based on a combination of historical numbers and future projections generally involving 50 probabilistically generated economic scenarios

•	Mean gross equity performance – 8.1%

•	Equity volatility – 18.7%

•	Mortality – 100% of Annuity 2000 table

•	Asset fees – equivalent to mutual fund and product loads

•	Discount rate – approximately 7.0%
Lapse rate assumptions vary by duration as shown below:

Duration (years)	1	2	3	4	5	6	7	8	9	10+
Minimum	1.00%	2.00%	2.00%	3.00%	4.50%	6.00%	7.00%	7.00%	11.50%	11.50%
Maximum	1.50%	2.50%	4.00%	4.50%	40.00%	41.50%	21.50%	35.00%	35.00%	18.50%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(9)	Short-Term Debt
The following table summarizes short-term debt as of December 31:

(in millions)	2008	2007
$800.0 million commercial paper program	$149.9	$199.7
$350.0 million securities lending program facility	99.8	85.6

Total short-term debt	$249.7	$285.3

The Company has available as a source of funds a $1.00 billion revolving variable rate credit facility entered into by NFS, NLIC and NMIC with a group of national financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility provides covenants, including, but not limited to, requirements that the Company’s debt not exceed 40% of tangible net worth, as defined, and that NLIC maintain statutory surplus, as defined, in excess of $1.67 billion. As of December 31, 2008, the Company and NLIC were in compliance with all covenants. NLIC and NMIC had no amounts outstanding under this agreement as of December 31, 2008 and 2007. NLIC also has an $800.0 million commercial paper program and is required to maintain an available credit facility equal to 50% of any amounts outstanding under the commercial paper program. Therefore, borrowing capacity under the aggregate $1.00 billion revolving credit facility is reduced by 50% of any amounts outstanding under the commercial paper program. NLIC had $149.9 million of commercial paper outstanding at December 31, 2008 at a weighted average interest rate of 2.07% and $199.7 million at a weighted average interest rate of 4.39% at December 31, 2007.

NLIC has entered into an agreement with its custodial bank to borrow against the cash collateral that is posted in connection with its securities lending program. This is an uncommitted facility contingent on the liquidity of the securities lending program. The borrowing facility was established to fund commercial mortgage loans that were originated with the intent of sale through securitization. The maximum amount available under the agreement is $350.0 million. The borrowing rate on this program is equal to one-month U.S. LIBOR (0.44% and 4.60% as of December 31, 2008 and 2007, respectively). NLIC had $99.8 million and $85.6 million outstanding under this agreement as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had not provided any guarantees on such borrowings, either directly or indirectly.

The Company paid interest on short-term debt totaling $8.3 million, $15.0 million and $11.7 million in 2008, 2007 and 2006, respectively.

(10)	Long-Term Debt
The following table summarizes surplus notes payable to NFS as of December 31:

(in millions)	2008	2007
8.15% surplus note, due June 27, 2032	$300.0	$300.0
7.50% surplus note, due December 17, 2031	300.0	300.0
6.75% surplus note, due December 23, 2033	100.0	100.0

Total long-term debt	$700.0	$700.0

The Company made interest payments to NFS on surplus notes totaling $53.7 million in 2008, 2007 and 2006. Payments of interest and principal under the notes require the prior approval of the Ohio Department of Insurance (ODI).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(11)	Federal Income Taxes
In 2008, NFS will file a life/non-life federal income tax return with all of its eligible downstream subsidiaries. Effective January 1, 2009, pursuant to the merger agreement dated August 6, 2008 whereby NMIC and its affiliates purchased all of the NFS common stock they did not already own, Nationwide Corp. will own more than 80% of the value of NFS, meeting the requirements for NFS to join the NMIC consolidated federal income tax return. However, the life insurance company subsidiaries will not be eligible to join the NMIC consolidated federal income tax return until 2014. The members of the NFS consolidated federal income tax return group participate in a tax sharing arrangement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate financial statements of a subsidiary. This approach provides for a current tax benefit to the subsidary for losses that are utilized in the consoldiated tax return.

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax (asset) liability as of December 31:

(in millions)	2008	2007
Deferred tax assets:
Future policy benefits and claims	$881.0	$622.0
Securities available-for-sale	737.4	83.8
Derivatives	229.7	—
Other	238.3	129.4

Gross deferred tax assets	2,086.4	835.2
Less valuation allowance	(7.0)	(7.0)

Deferred tax assets, net of valuation allowance	2,079.4	828.2

Deferred tax liabilities:
Deferred policy acquisition costs	1,249.4	1,112.6
Derivatives	—	15.6
Other	188.4	115.2

Gross deferred tax liabilities	1,437.8	1,243.4

Net deferred tax (asset) liability	$(641.6)	$415.2

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income taxes paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged during 2008, 2007 and 2006. No additional valuation allowances are required to be recognized as the Company has prudent and feasible tax planning strategies that would, if necessary, be implemented to utilize deferred tax assets.

The Company’s current federal income tax asset was $127.2 million and $12.7 million as of December 31, 2008 and 2007, respectively.

Total federal income taxes (refunded) paid were $(46.1) million, $99.1 million and $(4.3) million during the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, the Company has $38.9 million of capital loss carryforwards that can carry forward for five tax years and are expected to be fully utilized. In addition, the Company has $41.9 million in low income housing credit carryforwards which can be carried forward for twenty years. The Company expects that they will be fully utilized. The Company has $56.5 million in Alternative Minimum Tax (AMT) credit carryforwards, which can be carried forward until utilized. The Company expects to fully realize the AMT credits in the future.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

During the third quarter of 2008, the Company refined its separate account dividends received deduction (DRD) calculation and estimation process. As a result, the Company reduced its third quarter separate account DRD projection from a federal income tax benefit of $14.3 million to a $4.4 million benefit. This reduction in estimate primarily was driven by the assumptions used in the estimation process regarding future dividend income within the separate accounts. The assumptions used in the separate account DRD calculation are based on the Company’s best estimate of future events.

In addition, during 2008, the Company recorded $12.7 million of net federal income tax expense adjustments primarily related to differences between the 2007 estimated tax liability and the amounts expected to be reported on the Company’s 2007 tax returns when filed. These changes in estimates primarily were driven by the Company’s separate account DRD.

During the second quarter of 2007, the Company recorded $6.8 million of net federal income tax expense adjustments primarily related to differences between the 2006 estimated tax liability and the amounts the Company reported on its 2006 tax returns. The Company recorded an additional $1.5 million and $0.2 million of such adjustments during the third and fourth quarters of 2007, respectively.

Through June 2006, the Company’s federal income tax returns for tax years 2000-2002 were under IRS examination pursuant to a routine audit. In accordance with its regular practice, management established tax reserves based on the current facts and circumstances regarding each tax exposure item for which the ultimate deductibility is open to interpretation. These reserves are reviewed regularly and are adjusted as events occur that management believes impacts the Company’s liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/non-deductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. A significant component of the Company’s tax reserve as of December 31, 2005 was related to the separate account dividends received deduction (DRD). See “Tax Matters” in Note 15 for more information regarding DRD.

In July 2006, the Company reached substantial agreement with the IRS on all open issues for tax years 2000-2002, including issues related to the DRD. Accordingly, the Company revised its estimate of amounts that may be due in connection with certain tax positions, including the DRD, for all open tax years. As a result of the revised estimate, $110.9 million of tax reserves were released into earnings during the second quarter of 2006.

During the third quarter of 2006, the Company recorded $7.8 million of net federal income tax expense adjustments primarily related to differences between the 2005 estimated tax liability and the amounts reported on the Company’s 2005 tax returns.

The following table summarizes federal income tax (benefit) expense attributable to (loss) income from continuing operations for the years ended December 31:

(in millions)	2008	2007	2006
Current	$(135.5)	$106.5	$(61.8)
Deferred	(398.8)	22.0	90.5

Federal income tax (benefit) expense	$(534.3)	$128.5	$28.7

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Total federal income tax (benefit) expense differs from the amount computed by applying the U.S. federal income tax rate to (loss) income from continuing operations before federal income tax (benefit) expense as follows for the years ended December 31:

	2008		2007		2006
(dollars in millions)	Amount	%	Amount	%	Amount	%
Computed tax (benefit) expense	$(477.4)	35.0	$204.0	35.0	$226.8	35.0
DRD	(36.7)	2.7	(61.0)	(10.5)	(67.5)	(10.4)
Reserve release	—	—	—	—	(110.9)	(17.1)
Other, net	(20.2)	1.5	(14.5)	(2.4)	(19.7)	(3.1)

Total	$(534.3)	39.2	$128.5	22.1	$28.7	4.4

As noted previously, the Company adopted the provisions of FIN 48 on January 1, 2007. There was no impact to the Company’s retained earnings on adoption of FIN 48. A rollforward of the beginning and ending uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties, is as follows:

(in millions)	2008	2007
Balance at beginning of period	$8.6	$4.6
Additions for current year tax positions	37.4	4.0
Additions for prior years tax positions	0.3	—
Reductions for prior years tax positions	(2.6)	—

Balance at end of period	$43.7	$8.6

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate on December 31, 2008, is $37.4 million.

The Company has included tax on permanent uncertain tax positions and interest and penalties on all uncertain tax positions in determining the potential impact on the effective tax rate above. An uncertain tax timing position may result in the acceleration of cash payments to the IRS, but will not impact the effective tax rate.

During the years ended December 31, 2008, and 2007, the Company incurred $1.0 million and $0.8 million in interest and penalties, respectively. The Company accrued $2.2 million and $1.2 million for the payment of interest and penalties at December 31, 2008 and 2007, respectively. Interest expense and any associated penalties are shown as income tax expense.

Management is not aware of any reasonable possibility of a significant increase or decrease to the total of the uncertain tax positions within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years through 2002. The IRS commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2007. As of December 31, 2008, the IRS has proposed adjustments which would not result in a material change to the Company’s financial position.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(12)	Shareholders’ Equity, Regulatory Risk-Based Capital, Statutory Results and Dividend Restrictions
Regulatory Risk-Based Capital

The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceeded the minimum risk-based capital requirements for all periods presented herein.

Statutory Results

The Company and its subsidiary are required to prepare statutory financial statements in conformity with the NAIC’s Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable state department of insurance. Statutory accounting practices focus on insurer solvency and differ from GAAP materially. The principal differences include charging policy acquisition and certain sales inducement costs to expense as incurred, establishing future policy benefits and claims reserves using different actuarial assumptions, excluding certain assets from statutory admitted assets, and valuing investments and establishing deferred taxes on a different basis. The following tables summarize the statutory net (loss) income and statutory capital and surplus for the Company and its insurance subsidiary for the years ended December 31:

(in millions)	20081	2007	2006
Statutory net (loss) income
NLIC	$(898.3)	$309.0	$537.5
NLAIC	(87.9)	(13.4)	(45.6)

Statutory capital and surplus
NLIC	$2,261.5	$2,501.1	$2,682.3
NLAIC	81.7	173.3	158.6

1	Unaudited as of the date of this report.
The Company has received approval from the Ohio Department of Insurance (ODI) regarding the use of a permitted practice related to the statutory accounting provision for the admissibility of deferred tax assets as of December 31, 2008. The permitted practice modifies the practice prescribed by the NAIC by increasing the threshold for admissibility of deferred tax assets from 10% to 15% of statutory capital and surplus. The permitted practice resulted in an increase of the Company’s estimated statutory surplus of $68.9 million (unaudited) as of December 31, 2008. The permitted practice had no impact on the Company’s statutory net income. The benefits of this permitted practice may not be considered by the Company when determining capital and surplus available for dividends. NLAIC did not qualify for the permitted practice.

Dividend Restrictions

The payment of dividends by NLIC is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state. The State of Ohio insurance laws require Ohio-domiciled life insurance companies to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer for the prior year. During the year ended December 31, 2008, NLIC paid dividends of $246.5 million to NFS after providing prior notice to the ODI. The dividend included $181.9 million in cash and $64.6 million in securities. As of January 1, 2009, NLIC could not pay dividends to NFS without obtaining prior approval.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The State of Ohio insurance laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned surplus. Earned surplus is defined under the State of Ohio insurance laws as the amount equal to the Company’s unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses or revaluation of assets. Additionally, following any dividend, an insurer’s policyholder surplus must be reasonable in relation to the insurer’s outstanding liabilities and adequate for its financial needs. The payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of the State of New York that limit the amount of statutory profits on NLIC’s participating policies (measured before dividends to policyholders) available for the benefit of the Company and its shareholder.

The Company currently does not expect such regulatory requirements to impair its ability to pay future operating expenses, interest and shareholder dividends.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Comprehensive Loss

The Company’s comprehensive loss includes net income and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income (other comprehensive income or loss).

The following table summarizes the Company’s other comprehensive loss, before and after federal income tax benefit, for the years ended December 31:

(in millions)	2008	2007	2006
Net unrealized losses on securities available-for-sale arising during the period:
Net unrealized losses before adjustments	$(3,576.6)	$(276.3)	$(171.3)
Net adjustment to deferred policy acquisition costs	528.8	3.8	40.9
Net adjustment to future policy benefits and claims	121.5	5.4	21.5
Related federal income tax benefit	1,024.4	93.3	38.1

Net unrealized losses	(1,901.9)	(173.8)	(70.8)

Reclassification adjustment for net realized losses on securities available-for-sale realized during the period:
Net unrealized losses	1,025.2	107.7	9.2
Related federal income tax benefit	(358.8)	(37.7)	(3.2)

Net reclassification adjustment	666.4	70.0	6.0

Other comprehensive loss on securities available-for-sale	(1,235.5)	(103.8)	(64.8)

Accumulated net holding gains (losses) on cash flow hedges:
Unrealized holding gains (losses)	16.5	(17.2)	(0.2)
Related federal income tax (expense) benefit	(5.8)	6.0	0.1

Other comprehensive income (loss) on cash flow hedges	10.7	(11.2)	(0.1)

Other unrealized gains (losses):
Net unrealized gains (losses)	6.4	(6.4)	—
Related federal income tax (expense) benefit	(2.3)	2.2	—

Other net unrealized gains (losses)	4.1	(4.2)	—

Total other comprehensive loss	$(1,220.7)	$(119.2)	$(64.9)

Adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during the years ended December 31, 2008, 2007 and 2006.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(13)	Employee Benefit Plans
Defined Benefit Plans

The Company and certain affiliated companies participate in a qualified defined benefit pension plan sponsored by NMIC. This plan covers all employees of participating companies who have completed at least one year of service. Plan contributions are invested in a group annuity contract issued by NLIC, and a trust with Bank of New York as the custodian and trustee. All participants are eligible for benefits based on an account balance feature. Participants last hired before 2002 are eligible for benefits based on the highest average annual salary of a specified number of consecutive years of the last ten years of service, if such benefits are of greater value than the account balance feature. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work benefits the Company. A separate non-qualified defined benefit pension plan sponsored by NMIC covers certain executives with at least one year of service. The Company’s portion of expense relating to these plans was $12.0 million, $13.5 million and $19.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In addition to the NMIC pension plan, the Company and certain affiliated companies participate in life and health care defined benefit plans sponsored by NMIC for qualifying retirees. Postretirement life and health care benefits are contributory. The level of contribution required by a qualified retiree depends on the retiree’s years of service and date of hire. In general, postretirement benefits are available to full-time employees who are credited with 120 months of retiree life and health service. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company’s portion of the per-participant cost of the postretirement health care benefits. The Company’s policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in a group annuity contract issued by NLIC, and a trust with Bank of New York as the custodian and trustee. All participants are eligible for benefits based on an account balance feature. The Company’s portion of expense relating to these plans was immaterial for the years ended December 31, 2008, 2007 and 2006.

Defined Contribution Plans

NMIC sponsors a defined contribution retirement savings plan covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 80%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company’s expense for contributions to these plans was $5.6 million, $7.3 million and $6.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(14)	Related Party Transactions
The Company has entered into significant, recurring transactions and agreements with NMIC, other affiliates and subsidiaries as a part of its ongoing operations. These include annuity and life insurance contracts, office space leases, and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany loans, intercompany repurchases, cash management services and software licensing. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed.. For the years ended December 31, 2008, 2007 and 2006, the Company made payments to NMIC and NSC totaling $280.8 million, $285.6 million and $261.7 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates. Total account values of these contracts were $2.85 billion and $2.90 billion as of December 31, 2008 and 2007, respectively. Total revenues from these contracts were $137.7 million, $130.8 million and $133.4 million for the years ended December 31, 2008, 2007 and 2006, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees. Total interest credited to the account balances was $115.4 million, $109.7 million and $110.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties.

The Company leases office space from NMIC. For the years ended December 31, 2008, 2007 and 2006, the Company made lease payments to NMIC of $22.9 million, $23.0 million and $19.3 million, respectively.

NLIC has a reinsurance agreement with NMIC whereby all of NLIC’s accident and health business not ceded to unaffiliated reinsurers is ceded to NMIC on a modified coinsurance basis. Either party may terminate the agreement on January 1 of any year with prior notice. Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer. Under the terms of NLIC’s agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC for the years ended December 31, 2008, 2007 and 2006 were $202.3 million, $317.6 million and $430.8 million, respectively, while benefits, claims and expenses ceded during these years were $218.9 million, $348.1 million and $470.4 million, respectively.

Funds of Nationwide Funds Group (NFG), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products. As of December 31, 2008 and 2007, customer allocations to NFG funds totaled $17.48 billion and $21.41 billion, respectively. For the years ended December 31, 2008, 2007 and 2006, NFG paid the Company $74.4 million, $76.9 million and $64.4 million, respectively, for the distribution and servicing of these funds.

Under a marketing agreement with NMIC, NLIC makes payments to cover a portion of the agent marketing allowance that is paid to Nationwide agents. These costs cover product development and promotion, sales literature, rent and similar items. Payments under this agreement totaled $8.3 million, $20.1 million and $28.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The last payment under this agreement was made in 2008.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value. Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest. As of December 31, 2008 and 2007, the Company had no outstanding borrowings from affiliated entities under such agreements. During 2008, 2007 and 2006, the most the Company had outstanding at any given time was $151.6 million, $178.2 million and $191.5 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements during these years were immaterial.

The Company and various affiliates have agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC for the benefit of the Company were $2.57 billion and $368.2 million as of December 31, 2008 and 2007, respectively, and are included in short-term investments on the consolidated balance sheets.

Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the years ended December 31, 2008, 2007 and 2006 were $52.7 million, $59.5 million and $58.1 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

An affiliate of the Company is currently developing a browser-based policy administration and online brokerage software application for defined benefit plans. In connection with the development of this application, the Company made net payments, which were expensed, to that affiliate related to development totaling $11.0 million, $9.4 million and $6.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company entered into a note purchase agreement with an affiliate on November 17, 2006 to purchase $25.0 million of the affiliate’s 5.6% senior notes due November 16, 2016. The notes are secured by certain pledged mortgage servicing rights. The note is payable in seven equal principal installments of $3.8 million, which begin November 6, 2010. Interest is payable semi-annually on each May 16 and November 16.

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, as discussed in more detail in Note 11. Effective October 1, 2002, NLIC began filing a consolidated federal income tax return with NLAIC. Total payments from NMIC were $22.5 million and $15.3 million during the years ended December 31, 2008 and 2006, respectively. These payments related to tax years prior to deconsolidation. There were no payments during 2007.

During 2008, NLIC received a $338.8 million capital contribution from NFS. The capital contribution included $157.1 million in securities, $153.4 million in cash and $28.3 million in mortgage loans.

In 2008, 2007 and 2006, NLIC paid dividends to NFS totaling $246.5 million, $537.5 million and $375.0 million, respectively.

(15)	Contingencies
Legal Matters

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back MTN programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with NMIC in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any litigation or regulatory actions will not have a material adverse effect on the Company in the future.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On November 20, 2007, NRS and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008, the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

Tax Matters

Management has established tax reserves in accordance with current accounting guidance, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These reserves are reviewed regularly and are adjusted as events occur that management believes impact its liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/nondeductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. Management believes its tax reserves reasonably provide for potential assessments that may result from IRS examinations and other tax-related matters for all open tax years.

The separate account DRD is a significant component of the Company’s federal income tax provision. On August 16, 2007, the IRS issued Revenue Ruling 2007-54. This ruling took a position with respect to the DRD that could have significantly reduced the Company’s DRD. The Company believes that the position taken by the IRS in the ruling was contrary to existing law and the relevant legislative history.

In Revenue Ruling 2007-61, released September 25, 2007, the IRS and the U.S. Department of the Treasury suspended Revenue Ruling 2007-54 and informed taxpayers of their intention to address certain issues in connection with the DRD in future tax regulations. Final tax regulations could impact the Company’s DRD in periods subsequent to their effective date.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(16)	Guarantees
Since 2002, the Company has sold $677.4 million of credit enhanced equity interests in Low-Income-Housing Tax Credit Funds (LIHTC Funds) to unrelated third parties. The Company has guaranteed cumulative after-tax yields to the third party investors ranging from 3.75% to 5.25% over periods ending between 2002 and 2022. As of December 31, 2008 and 2007, the Company held guarantee reserves totaling $5.1 million and $6.0 million, respectively, on these transactions. These guarantees are in effect for periods of approximately 15 years each. The LIHTC Funds provide a stream of tax benefits to the investors that will generate a yield and return of capital. If the tax benefits are not sufficient to provide these cumulative after-tax yields, then the Company must fund any shortfall, which is mitigated by stabilization collateral set aside by the Company at the inception of the transactions. The maximum amount of undiscounted future payments that the Company could be required to pay the investors under the terms of the guarantees is $1.10 billion. The Company does not anticipate making any material payments related to these guarantees.

As of December 31, 2008, the Company held stabilization reserves of $0.8 million as collateral for certain properties owned by the LIHTC Funds that had not met all of the criteria necessary to generate tax credits. Such criteria include completion of construction and the leasing of each unit to a qualified tenant, among others. Properties meeting the necessary criteria are considered to have “stabilized.” The properties are evaluated regularly, and the collateral is released when stabilized. In 2008, $0.8 million of the stabilization reserve was released into income. In 2007, the stabilization reserve was increased by $2.4 million and $3.1 million was released into income.

To the extent there are cash deficits in any specific property owned by the LIHTC Funds, property reserves, property operating guarantees and reserves held by the LIHTC Funds are exhausted before the Company is required to perform under its guarantees. To the extent the Company is ever required to perform under its guarantees, it may recover any such funding out of the cash flow distributed from the sale of the underlying properties of the LIHTC Funds. This cash flow distribution would be paid to the Company prior to any cash flow distributions to unrelated third party investors.

(17)	Variable Interest Entities
In the normal course of business, the Company has relationships with variable interest entities (VIEs). The Company’s VIEs are conduits that assist the Company in structured products transactions involving the sale of low-income-housing tax credit funds (LIHTC Funds) to third party investors, other structured product issuances, and private equity investments.

The Company considers many factors when determining whether it is (or is not) the primary beneficiary of a VIE. There is a review of the entity’s contract and other deal related information, such as 1) the entity’s equity investment at risk, decision-making abilities, obligations to absorb economic risks and right to receive economic rewards of the entity, 2) whether the contractual or ownership interest in the entity changes with the change in fair value of the entity, and 3) through the variable interest, if the Company shares in the entity’s expected losses and residual returns.

The Company was not required to provide financial or other support outside previous contractual requirements to any VIE.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

LIHTC Funds

The Company provides guarantees to limited partners related to the amount of tax credits that will be generated by the funds (see Note 16). The results of operations and financial position of each VIE of which the Company is the primary beneficiary are consolidated along with corresponding minority interest liabilities in the accompanying consolidated financial statements.

The Company had relationships with 19 LIHTC Funds that are considered VIEs as of December 31, 2008 and December 31, 2007, where the company was the primary beneficiary. Net assets of these consolidated VIEs were $416.1 million and $465.7 million as of December 31, 2008 and December 31, 2007, respectively. The following table summarizes the components of net assets as of December 31:

(in millions)	2008	2007
Other long-term investments	$371.1	$434.1
Short-term investments	20.9	31.9
Other assets	41.6	38.1
Other liabilities	(17.5)	(38.4)
The Company’s total loss exposure from consolidated VIEs was immaterial as of December 31, 2008 and December 31, 2007 (except for the impact of guarantees disclosed in Note 16). Creditors (or beneficial interest holders) of the consolidated VIEs have no recourse to the general credit of the Company.

These LIHTC Funds are financed through the sale of these funds into the secondary market. The proceeds from these sales are used to participate in low-income housing projects that provide tax benefits to the investors.

In addition to the consolidated VIEs described above, the Company holds variable interests, in the form of LIHTC Funds that qualify as VIEs but of which the Company is not the primary beneficiary. The carrying amount on these unconsolidated VIEs was $78.9 million and $79.3 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss on these unconsolidated VIEs was $93.4 million and $108.5 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss is determined by adding any unfunded commitments to the carrying amount of the VIEs.

Structured Products

The Company had relationships with one structured product investment that is considered a VIE as of December 31, 2008 and December 31, 2007, where the Company was the primary beneficiary. Net assets of this consolidated VIE were $8.9 million and $20.1 million as of December 31, 2008 and December 31, 2007, respectively. Creditors (or beneficial interest holders) of the consolidated VIE have no recourse to the general credit of the Company. There are no arrangements that would require the Company to provide financial support to the VIE.

As of both December 31, 2008 and December 31, 2007, the Company was invested in 11 structured product investments that are considered VIEs but that the Company is not the primary beneficiary. These structured products are in the form of synthetic collateralized debt obligations and collateralized lease obligations. The carrying amount on these unconsolidated VIEs was $13.7 million and $84.0 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss on these unconsolidated VIEs is determined to be the carrying amount of the VIEs.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Private Equity Investments

The Company had relationships with one private equity investment that is considered a VIE as of December 31, 2008 and December 31, 2007, where the Company was the primary beneficiary. Net assets of this consolidated VIE were $18.6 million and $5.0 million as of December 31, 2008 and December 31, 2007, respectively. Creditors (or beneficial interest holders) of the consolidated VIE have no recourse to the general credit of the Company. There are no arrangements that would require the Company to provide financial support to the VIE.

As of December 31, 2008 and December 31, 2007, the Company does not have any private equity investments considered to be a VIE where the Company is not the primary beneficiary.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(18)	Segment Information
Management views the Company’s business primarily based on its underlying products and uses this basis to define its four reportable segments: Individual Investments, Retirement Plans, Individual Protection, and Corporate and Other.

The primary segment profitability measure that management uses is pre-tax operating earnings, which is calculated by adjusting income from continuing operations before federal income taxes to exclude (1) net realized investment gains and losses, except for periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment, net realized gains and losses related to hedges on GMDB contracts and net realized gains and losses related to securitizations and (2) the adjustment to amortization of DAC related to net realized investment gains and losses.

Individual Investments

The Individual Investments segment consists of individual The BEST of AMERICA® and private label deferred variable annuity products, deferred fixed annuity products, income products and advisory services. Individual deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, individual variable annuity contracts provide the customer with access to a wide range of investment options and asset protection features, while individual fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods.

Retirement Plans

The Retirement Plans segment is comprised of the Company’s private and public sector retirement plans business. The private sector primarily includes IRC Section 401 business, and the public sector primarily includes IRC Section 457 and Section 401(a) business, both in the form of full-service arrangements that provide plan administration and fixed and variable group annuities as well as administration-only business.

Individual Protection

The Individual Protection segment consists of investment life insurance products, including individual variable, COLI and BOLI products; traditional life insurance products; and universal life insurance products. Life insurance products provide a death benefit and generally allow the customer to build cash value on a tax-advantaged basis.

Corporate and Other

The Corporate and Other segment includes the MTN program; structured products business; non-operating realized gains and losses, including mark-to-market adjustments on embedded derivatives, net of economic hedges, related to products with living benefits included in the Individual Investments segment; and other revenues and expenses not allocated to other segments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following tables summarize the Company’s business segment operating results for the years ended December 31:

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2008
Revenues:
Policy charges	$599.0	$115.6	$453.4	$—	$1,168.0
Premiums	119.5	—	164.0	—	283.5
Net investment income	506.3	638.2	343.9	198.6	1,687.0
Non-operating net realized investment losses1	—	—	—	(1,478.2)	(1,478.2)
Other income	109.5	0.9	—	(65.1)	45.3

Total revenues	1,334.3	754.7	961.3	(1,344.7)	1,705.6

Benefits and expenses:
Interest credited to policyholder accounts	361.8	425.9	181.5	161.4	1,130.6
Benefits and claims	377.0	—	295.0	(11.7)	660.3
Policyholder dividends	—	—	26.4	—	26.4
Amortization of DAC	647.7	39.7	113.5	(126.4)	674.5
Interest expense	—	—	—	61.8	61.8
Other operating expenses	188.1	147.0	138.0	43.0	516.1

Total benefits and expenses	1,574.6	612.6	754.4	128.1	3,069.7

Income (loss) from continuing operations before federal income tax expense	(240.3)	142.1	206.9	(1,472.8)	$(1,364.1)

Less: non-operating net realized investment losses1	—	—	—	1,478.2
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(138.5)

Pre-tax operating (loss) earnings	$(240.3)	$142.1	$206.9	$(133.1)

Assets as of year end	$41,902.1	$21,671.1	$16,563.2	$4,676.0	$84,812.4

1
Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to hedges on GMDB contracts and securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2007
Revenues:
Policy charges	$656.9	$139.5	$411.9	$—	$1,208.3
Premiums	133.1	—	158.6	—	291.7
Net investment income	609.1	639.4	330.2	397.1	1,975.8
Non-operating net realized investment losses1	—	—	—	(156.0)	(156.0)
Other income	3.1	—	—	(5.8)	(2.7)

Total revenues	1,402.2	778.9	900.7	235.3	3,317.1

Benefits and expenses:
Interest credited to policyholder accounts	419.7	433.7	178.0	231.2	1,262.6
Benefits and claims	234.2	—	245.1	—	479.3
Policyholder dividends	—	—	24.5	—	24.5
Amortization of DAC	287.1	26.7	80.2	(25.5)	368.5
Interest expense	—	—	—	70.0	70.0
Other operating expenses	191.6	173.6	147.1	17.2	529.5

Total benefits and expenses	1,132.6	634.0	674.9	292.9	2,734.4

Income (loss) from continuing operations before federal income tax expense	269.6	144.9	225.8	(57.6)	$582.7

Less: non-operating net realized investment losses1	—	—	—	156.0
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(25.5)

Pre-tax operating earnings	$269.6	$144.9	$225.8	$72.9

Assets as of year end	$55,692.9	$26,912.6	$18,251.1	$8,683.4	$109,540.0

1	Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2006
Revenues:
Policy charges	$581.7	$160.2	$390.7	$—	$1,132.6
Premiums	142.5	—	165.8	—	308.3
Net investment income	739.5	636.0	328.2	354.8	2,058.5
Non-operating net realized investment gains 1	—	—	—	1.0	1.0
Other income	2.6	—	0.3	3.4	6.3

Total revenues	1,466.3	796.2	885.0	359.2	3,506.7

Benefits and expenses:
Interest credited to policyholder accounts	501.7	440.5	179.2	208.7	1,330.1
Benefits and claims	202.8	—	247.5	—	450.3
Policyholder dividends	—	—	25.6	—	25.6
Amortization of DAC	352.7	37.9	69.6	(9.9)	450.3
Interest expense	—	—	—	65.5	65.5
Other operating expenses	206.3	179.1	142.4	9.0	536.8

Total benefits and expenses	1,263.5	657.5	664.3	273.3	2,858.6

Income from continuing operations before federal income tax expense	202.8	138.7	220.7	85.9	$648.1

Less: non-operating net realized investment gains 1	—	—	—	(1.0)
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(9.9)

Pre-tax operating earnings	$202.8	$138.7	$220.7	$75.0

Assets as of year end	$55,404.6	$28,817.2	$16,948.8	$8,791.8	$109,962.4

1	Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule I         Consolidated Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2008 (in millions)

Column A	Column B	Column C	Column D
Type of investment	Cost	Market value	Amount at which shown in the consolidated balance sheet
Fixed maturity securities available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government corporations	$77.3	$97.4	$97.4
Agencies not backed by the full faith and credit of the U.S. Government	384.6	473.9	473.9
Obligations of states and political subdivisions	223.0	217.1	217.1
Foreign governments	33.9	38.9	38.9
Public utilities	1,667.7	1,578.5	1,578.5
All other corporate	19,434.4	16,841.4	16,841.4

Total fixed maturity securities available-for-sale	21,820.9	19,247.2	19,247.2

Equity securities available-for-sale:
Common stocks:
Banks, trusts and insurance companies	14.3	9.5	9.5
Industrial, miscellaneous and all other	—	0.1	0.1
Nonredeemable preferred stocks	16.6	16.9	16.9

Total equity securities available-for-sale	30.9	26.5	26.5

Mortgage loans on real estate, net	7,249.7		7,189.9	1
Real estate, net:
Investment properties	11.0		8.5	2
Acquired in satisfaction of debt	9.8		8.0	2

Total real estate, net	20.8		16.5

Policy loans	767.4		767.4
Other long-term investments	521.6		521.6
Short-term investments, including amounts managed by a related party	2,780.9		2,780.9

Total investments	$33,192.2		$30,550.0

1
Difference from Column B primarily is attributable to valuation allowances due to impairments on mortgage loans on real estate (see Note 6 to the audited consolidated financial statements), hedges and commitment hedges on mortgage loans on real estate.

2	Difference from Column B primarily results from adjustments for accumulated depreciation.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule III        Supplementary Insurance Information

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (in millions)

Column A	Column B	Column C	Column D	Column E	Column F
Year: Segment	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums 1	Other policy claims and benefits payable1	Premium revenue
2008
Individual Investments	$1,883.0	$12,026.3			$119.5
Retirement Plans	284.3	11,244.8			—
Individual Protection	1,640.7	5,941.2			164.0
Corporate and Other	615.9	3,324.0			—

Total	$4,423.9	$32,536.3			$283.5

2007
Individual Investments	$2,078.1	$10,748.6			$133.1
Retirement Plans	289.7	10,693.7			—
Individual Protection	1,542.5	5,635.9			158.6
Corporate and Other	87.1	4,920.2			—

Total	$3,997.4	$31,998.4			$291.7

2006
Individual Investments	$1,945.0	$13,004.4			$142.5
Retirement Plans	288.6	10,839.0			—
Individual Protection	1,441.0	5,574.1			165.8
Corporate and Other	83.4	4,991.9			—

Total	$3,758.0	$34,409.4			$308.3

Column A	Column G	Column H	Column I	Column J	ColumnK
Year: Segment	Net investment income2	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses 2	Premiums written
2008
Individual Investments	$506.3	$738.8	$647.7	$188.1
Retirement Plans	638.2	425.9	39.7	147.0
Individual Protection	343.9	502.9	113.5	138.0
Corporate and Other	198.6	149.7	(126.4)	104.8

Total	$1,687.0	$1,817.3	$674.5	$577.9

2007
Individual Investments	$609.1	$653.9	$287.1	$191.6
Retirement Plans	639.4	433.7	26.7	173.6
Individual Protection	330.2	447.6	80.2	147.1
Corporate and Other	397.1	231.2	(25.5)	87.1

Total	$1,975.8	$1,766.4	$368.5	$599.4

2006
Individual Investments	$739.5	$704.5	$352.7	$206.3
Retirement Plans	636.0	440.5	37.9	179.1
Individual Protection	328.2	452.3	69.6	142.4
Corporate and Other	354.8	208.7	(9.9)	74.5

Total	$2,058.5	$1,806.0	$450.3	$602.3

1	Unearned premiums and other policy claims and benefits payable are included in Column C amounts.
2
Allocations of net investment income and certain operating expenses are based on numerous assumptions and estimates, and reported segment operating results would change if different methods were applied.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule IV        Reinsurance

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (dollars in millions)

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2008
Life insurance in force	$167,715.4	$58,850.8	$3.8	$108,868.4	0.0%

Premiums:
Life insurance1	$348.2	$64.8	$0.1	$283.5	0.0%
Accident and health insurance	182.9	209.3	26.4	—	NM

Total	$531.1	$274.1	$26.5	$283.5	9.3%

2007
Life insurance in force	$156,899.3	$58,529.0	$4.4	$98,374.7	0.0%

Premiums:
Life insurance1	$364.2	$72.7	$0.2	$291.7	0.0%
Accident and health insurance	289.2	316.8	27.6	—	NM

Total	$653.4	$389.5	$27.8	$291.7	9.5%

2006
Life insurance in force	$151,109.9	$58,189.8	$7.9	$92,928.0	0.0%

Premiums:
Life insurance1	$336.4	$28.4	$0.3	$308.3	0.1%
Accident and health insurance	388.9	417.4	28.5	—	NM

Total	$725.3	$445.8	$28.8	$308.3	9.3%

1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment and universal life insurance products.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule V        Valuation and Qualifying Accounts

Years ended December 31, 2008, 2007 and 2006 (in millions)

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged (credited) to costs and expenses	Charged to other accounts	Deductions1	Balance at end of period
2008
Valuation allowances - mortgage loans on real estate	$23.1	$19.6	$—	$3.2	$39.5

2007
Valuation allowances - mortgage loans on real estate	$34.3	$1.1	$—	$12.3	$23.1

2006
Valuation allowances - mortgage loans on real estate	$31.1	$6.0	$—	$2.8	$34.3

1	Amounts represent transfers to real estate owned and recoveries.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

10

PART C
OTHER INFORMATION

Item 24.                  Financial Statements and Exhibits

(a)           Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b)           Exhibits

(1)	(a)	Resolution of the Board of Directors of Provident Mutual Life Insurance Company of Philadelphia authorizing establishment of the Provident Mutual Variable Annuity Separate Account.(2)

(2)	Not applicable.

(3)	(a)	Form of Underwriting Agreement among Provident Mutual Life Insurance Company of Philadelphia, PML Securities Company and the Provident Mutual Variable Annuity Separate Amount.(3)

(b)           Distribution Agreement by and among Nationwide Life Insurance Company of America, Nationwide Life and Annuity Company of America, and 1717 Capital Management Company.(4)

(c)           Assignment and Assumption of Distributor’s Interest Under Distribution Agreement by and between Nationwide Securities, LLC and Nationwide Investment Services Corporation.(4)

(4)	(a)	Form of Flexible Premium Deferred Variable Annuity Contract.(4)

(b)	Qualified Plan Rider.(3)

(c)	IRA rider.(4)

(d)	TSA Rider.(4)

(e)	Unisex Rider.(3)

(5)	Application for Flexible Premium Variable Annuity.(4)

(6)	(a)	Amended Articles of Incorporation for Nationwide Life Insurance Company.(4)

(b)           Amended and Restated Code of Regulations of Nationwide Life Insurance Company.(4)

(c)           Articles of Merger of Nationwide Life Insurance Company of America with and into Nationwide Life Insurance Company, effective December 31, 2009.(4)

(7)	Not Applicable.

(8)	Participation Agreements—Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated February 1, 2003, as amended.(1)

(9)	Opinion and Consent of Jamie R. Casto, Esq.(4)

(10)	Consent of Independent Registered Public Accounting Firm.(4)

(11)	Not applicable.

(12)	Not applicable.

(13)	Powers of Attorney.(4)

1. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 (333-140608) filed on July 17, 2007.

2.  Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 (033-70926) filed on April 25, 2000.

3.  Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (033-70926) filed on May 1, 1998.

4.  Filed herewith.

Item 25.              Directors and Officers of the Depositor

President and Chief Operating Officer and Director	Kirt A. Walker
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Chief Administrative Officer	Terri L. Hill
Executive Vice President-Chief Human Resources Officer	Gale V. King
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Marketing Officer	James R. Lyski
Executive Vice President-Chief Investment Officer	Gail G. Snyder
Executive Vice President-Finance	Lawrence A. Hilsheimer
Executive Vice President	Mark A. Pizzi
Executive Vice President and Director	Mark R. Thresher
Senior Vice President and Treasurer	Harry H. Hallowell
Senior Vice President-Associate Services	Robert J. Puccio
Senior Vice President-Business Transformation Office	Gregory S. Moran
Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody
Senior Vice President-Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President-Chief Litigation Counsel	Randolph C. Wiseman
Senior Vice President-Chief Risk Officer	Michael W. Mahaffey
Senior Vice President-CIO IT Infrastructure	Robert J. Dickson
Senior Vice President-Customer Insight/Analytic	Paul D. Ballew
Senior Vice President-Customer Relationships	David R. Jahn
Senior Vice President-Division General Counsel	Roger A. Craig
Senior Vice President-Division General Counsel	Thomas W. Dietrich
Senior Vice President-Division General Counsel	Sandra L. Neely
Senior Vice President-Government Relations	Jeffrey D. Rouch
Senior Vice President-Head of Taxation	Pamela A. Biesecker
Senior Vice President-Human Resources	Kim R. Geyer
Senior Vice President-Individual Investments Business Head	Eric S. Henderson
Senior Vice President-Individual Protection Business Head and Director	Peter A. Golato
Senior Vice President-PCIO Information Technology	Srinivas Koushik
Senior Vice President-NF Marketing	Gordon E. Hecker
Senior Vice President-CIO NF Systems	Susan Gueli
Senior Vice President-NFN Retail Distribution	Michael A. Hamilton
Senior Vice President-Non-Affiliated Sales	John L. Carter
Senior Vice President-NW Retirement Plans	William S. Jackson
Senior Vice President-President – NW Retirement Plans	Anne L. Arvia
Senior Vice President-President-Nationwide Funds Group	Michael S. Spangler
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-Human Resources	Kim R. Geyer
Senior Vice President-Marketing Services	Jennifer M. Hanley
Senior Vice President-Property and Casualty Personal Lines Product Pricing	J. Lynn Greenstein
Senior Vice President-Property and Casualty/Farm Product Pricing	James R. Burke
Senior Vice President	Kai V. Monahan
Senior Vice President	Matthew Jaunchius
Director	Stephen S. Rasmussen

The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, OH 43215.

Item 26.	Persons Controlled by or Under Common Control with the Depositor or Registrant.

*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1492 Capital, LLC	Ohio		The company acts as an investment holding company.
1717 Brokerage Services, Inc.	Pennsylvania		The company is a multi-state licensed insurance agency.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands		The company is in the business of reinsurance of mortgage guaranty risks.
ALLIED General Agency Company	Iowa		The company acts as a managing general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa		The company is a property and casualty insurance holding company.
ALLIED Property and Casualty Insurance Company	Iowa		The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas		The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company for the independent agency companies.
AMCO Insurance Company	Iowa		The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida		The company is an underwriting manager for ocean cargo and hull insurance.
Atlantic Floridian Insurance Company	Ohio		The company writes personal lines residential property insurance in the State of Florida.
Atlantic Insurance Company	Texas		The company operates as a multi-line insurance company.
Audenstar Limited	England		The company is an investment holding company.
Champions of the Community, Inc.	Ohio		The company raises money to enable it to make gifts and grants to charitable organizations.
Colonial County Mutual Insurance Company*	Texas		The company underwrites non-standard automobile and motorcycle insurance and various other commercial liability coverages in Texas.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Crestbrook Insurance Company*	Ohio		The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa		The company underwrites general property and casualty insurance.
DVM Insurance Agency, Inc.	California		The company places pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
Farmland Mutual Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Better Health, Inc. (fka Future Health Holding Company)	Maryland		The company provides population health management.
Gates, McDonald & Company*	Ohio		The company provides services to employers for managing workers’ and unemployment compensation matters and employee leave administration.
Gates, McDonald & Company of New York, Inc.	New York		The company provides workers’ compensation and self-insured claims administration services to employers with exposure in New York.
GatesMcDonald Health Plus Inc.	Ohio		The company provides medical management and cost containment services to employers.
Insurance Intermediaries, Inc.	Ohio		The company is an insurance agency and provides commercial property and casualty brokerage services.
Life REO Holdings, LLC	Ohio		The company is an investment company.
Lone Star General Agency, Inc.	Texas		The company acts as general agent to market nonstandard automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
National Casualty Company	Wisconsin		The company underwrites various property and casualty coverage, as well as some individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England		This is a limited liability company organized for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds. The company is currently inactive.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Advantage Mortgage Company*	Iowa		The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio		The company is a property and casualty insurer that writes personal lines business.
Nationwide Agribusiness Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio		The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management Holdings	England and Wales		The company operates as an investment holding company.
Nationwide Asset Management, LLC	Ohio		The company provides investment advisory services as a registered investment advisor to affiliated and non-affiliated clients.
Nationwide Assurance Company	Wisconsin		The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank*	United States
This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

Nationwide Better Health Holding Company (fka Nationwide Better Health, Inc.)	Ohio		The company provides health management services.
Nationwide Cash Management Company	Ohio		The company buys and sells investment securities of a short-term nature as the agent for other corporations, foundations and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio		The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio		The company acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance.
Nationwide Document Solutions, Inc.	Iowa		The company provides general printing services to its affiliated companies as well as to certain unaffiliated companies.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Emerging Managers, LLC	Delaware		The company acquires and holds interests in registered investment advisors and provides investment management services.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio		The company’s purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio		The company is an administrator of structured settlements.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware		The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware		The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware		The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute long-term savings and retirement products.
Nationwide Financial Structured Products, LLC	Ohio		The company captures and reports the results of the structured products business unit.
Nationwide Foundation*	Ohio		The company contributes to non-profit activities and projects.
Nationwide Fund Advisors (fka Gartmore Mutual Fund Capital Trust)	Delaware		The trust acts as a registered investment advisor.
Nationwide Fund Distributors LLC (successor to Gartmore Distribution Services, Inc.)	Delaware		The company is a limited purpose broker-dealer.
Nationwide Fund Management LLC (successor to Gartmore Investors Services, Inc.)	Delaware		The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide General Insurance Company	Ohio		The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Global Funds	Luxembourg
The exclusive purpose of the Company is to invest the funds available to it in transferable securities and other assets permitted by law with the aim of spreading investment risks and affording its shareholders the results of the management of its assets.

Nationwide Global Holdings, Inc.	Ohio		The company is a holding company for the international operations of Nationwide.
Nationwide Global Ventures, Inc.	Delaware		The company acts as a holding company.
Nationwide Indemnity Company*	Ohio		The company is involved in the reinsurance business by assuming business from Nationwide Mutual Insurance Company and other insurers within the Nationwide insurance organization.
Nationwide Insurance Company of America	Wisconsin		The company is an independent agency personal lines underwriter of property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio		The company transacts general insurance business, except life insurance.
Nationwide International Underwriters	California		The company is a special risks, excess and surplus lines underwriting manager.
Nationwide Investment Advisors, LLC	Ohio		The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma
This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. The company also provides educational services to retirement plan sponsors and its participants.

Nationwide Life and Annuity Company of America**	Delaware		The company provides individual variable and traditional life insurance and other investment products. The company also maintains blocks of individual variable and fixed annuities products.
Nationwide Life and Annuity Insurance Company**	Ohio		The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Life Insurance Company*	Ohio		The company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.
Nationwide Life Insurance Company of America*	Pennsylvania
The company is a financial services provider that sells individual traditional and variable life insurance products, group annuity products and other investment products. The Company also maintains blocks of individual variable and fixed annuities and a block of direct response-marketed life and health insurance products.

Nationwide Lloyds	Texas		The company markets commercial and property insurance in Texas.
Nationwide Mutual Capital, LLC	Ohio		The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.
Nationwide Mutual Capital I, LLC*	Delaware		The business of the company is to achieve long term capital appreciation through a portfolio of primarily domestic equity investments in financial service and related companies.
Nationwide Mutual Fire Insurance Company	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio		The company invests in private equity funds.
Nationwide Property and Casualty Insurance Company	Ohio		The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio		The company provides alarm systems and security guard services.
Nationwide Provident Holding Company*	Pennsylvania		The company is a holding company for non-insurance subsidiaries.
Nationwide Realty Investors, Ltd.*	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Retirement Solutions, Inc.*	Delaware		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona		The company markets and administers deferred compensation plans for public employees.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Retirement Solutions, Inc. of Ohio	Ohio		The company provides retirement products, marketing, education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Insurance Agency, Inc.	Massachusetts		The company markets and administers deferred compensation plans for public employees.
Nationwide SA Capital Trust	Delaware		The trust acts as a registered investment advisor.
Nationwide Sales Solutions, Inc.	Iowa		The company engages in the direct marketing of property and casualty insurance products.
Nationwide Securities, LLC	Delaware		The company is a registered broker-dealer and provides investment management and administrative services.
Nationwide Separate Accounts, LLC	Delaware		The company has deregistered as an investment advisor and acts as a holding company.
Nationwide Services Company, LLC	Ohio		The company performs shared services functions for the Nationwide organization.
Nationwide Services For You, LLC	Ohio		The Company provides consumer services that are related to the business of insurance, including services that help consumers prevent losses and mitigate risks.
Newhouse Capital Partners, LLC	Delaware		The company is an investment holding company.
Newhouse Capital Partners II, LLC	Delaware		The company is an investment holding company.
Newhouse Special Situations Fund I, LLC	Delaware		The company is currently inactive.
NF Reinsurance Ltd.*	Bermuda		The company serves as a captive reinsurer for Nationwide Life Insurance Company’s universal life, term life and annuity business.
NFS Distributors, Inc.	Delaware		The company acts primarily as a holding company for Nationwide Financial Services, Inc.’s distribution companies.
NMC CPC WT Investment, LLC	Delaware		The business of the company is to hold and exercise rights in a specific private equity investment.
NWD Asset Management Holdings, Inc.	Delaware		The company is an investment holding company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
NWD Investment Management, Inc.	Delaware		The company acts as a holding company and provides other business services for the NWD Investments group of companies.
NWD Management & Research Trust	Delaware		The company acts as a holding company for the NWD Investments group of companies and as a registered investment advisor.
NWD MGT, LLC	Delaware
The company is a passive investment holder in Newhouse Special Situations Fund I, LLC for the purpose of allocation of earnings to the NWD Investments management team as it relates to the ownership and management of Newhouse Special Situations Fund I, LLC.

NWM Merger, Sub Inc.	Delaware		This company was merged with and into Nationwide Financial Services, Inc. on January 1, 2009 as part of the acquisition of the publicly held shares of Nationwide Financial Services, Inc.
Pension Associates, Inc.	Wisconsin		The company provides pension plan administration and record keeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa		The company is an insurance agency.
Privilege Underwriters, Inc.	Florida		The company acts as a holding company for the PURE Group of insurance companies.
Privilege Underwriters, Reciprocal Exchange	Florida		The company acts as a reciprocal insurance company.
Pure Insurance Company	Florida		The company acts as a captive reinsurance company.
Pure Risk Management, LLC	Florida		The company acts as an attorney-in-fact for Privilege Underwriters Reciprocal Exchange.
Registered Investment Advisors Services, Inc.	Texas		The company is a technology company that facilitates third-party money management services for registered investment advisors.
Retention Alternatives, Ltd.*	Bermuda		The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview International Group, Inc.	Delaware		The company is an insurance company.
RP&C International, Inc.	Ohio		The company is an investment-banking firm that provides specialist advisory services and innovative financial solutions to public and private companies internationally.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Scottsdale Indemnity Company	Ohio		The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio		The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona		The company provides excess and surplus lines coverage on a non-admitted basis.
TBG Danco Insurance Services Corporation	California		The corporation provides life insurance and individual executive estate planning.
THI Holdings (Delaware), Inc.*	Delaware		The company acts as a holding company for subsidiaries of the Nationwide group of companies.
Titan Auto Insurance of New Mexico, Inc.	New Mexico		The company is an insurance agency that operates employee agent storefronts.
Titan Indemnity Company	Texas		The company is a multi-line insurance company and is operating primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan		The company is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas		The company is a Texas grandfathered managing general agency.
Veterinary Pet Insurance Company*	California		The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana		The company is a property and casualty insurance company.
Victoria Fire & Casualty Company	Ohio		The company is a property and casualty insurance company.
Victoria National Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio		The company is a property and casualty insurance company.
VPI Services, Inc.	California		The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Washington Square Administrative Services, Inc.	Pennsylvania		The company provides administrative services to Nationwide Life and Annuity Company of America.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Western Heritage Insurance Company	Arizona		The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas		The company acts as a holding company for the Titan group of agencies.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida		The company is an insurance agency and operates as an employee agent storefront for Titan Indemnity Company in Florida.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies
	Nationwide VL Separate Account-B	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-2	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware		Issuer of Life Insurance Policies

NATIONWIDE®

NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY) OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE) OH
FARMLAND MUTUAL INSURANCE COMPANY Guaranty Fund Certificate Casualty IA
NATIONWIDE FOUNDATION MEMBERSHIP NONPROFIT CORPORATION OH
CHAMPIONS OF THE COMMUNITY, INC. NONPROFIT CORPORATION OH
NATIONWIDE CORPORATION Common Stock: 13,642,432 Shares Casualty-95.2% Fire-4.8% (See Page 2) OH
RETENTION ALTERNATIVES, LTD. Common Stock: 120,000 Shares Fire–100% BER
ALLIED GROUP, INC. (AGI) Common Stock 850 Share Casualty-100% IA
SCOTTSDALE INSURANCE COMPANY (SIC) Common Stock: 30,136 Shares Casualty–100% OH
THI HOLDINGS DELAWARE, INC. (THI) Common Stock: 100 Shares Casualty-100% DE
ATLANTIC FLORIDIAN INSURANCE COMPANY Common Stock: 5,000 Shares Casualty–100% OH
CRESTBROOK INSURANCE COMPANY Common Stock: 52,000 Shares Casualty–100% OH
NATIONAL CASUALTY COMPANY (NC) Common Stock: 100 Shares Casualty–100% WI
NCC OF AMERICA, LTD. (INACTIVE) Common Stock: 300,000 Shares NC–100% G.B.
NATIONWIDE AFFINITY INSURANCE COMPANY OF AMERICA Common Stock: 500,000 Shares Casualty–100% OH
NATIONWIDE AGRIBUSINESS INSURANCE COMPANY Common Stock: 949,992 Shares Casualty–100% Other Capital: Casualty–Ptd. IA
NATIONWIDE ASSURANCE COMPANY (ASSURANCE) Common Stock: 1,750 Shares Casualty–100% WI
NATIONWIDE GENERAL INSURANCE COMPANY Common Stock: 20,000 Shares Casualty–100% OH
NATIONWIDE INDEMNITY COMPANY (NW INDEMNITY) Common Stock: 28,000 Shares Casualty–100% OH
NATIONWIDE INSURANCE COMPANY OF FLORIDA Common Stock: 10,000 Shares Casualty–100% OH
NATIONWIDE LLOYDS A TEXAS LLOYDS TX
NATIONWIDE PROPERTY AND CASUALTY INSURANCE COMPANY Common Stock: 60,000 Shares Casualty–100% OH
SCOTTSDALE INDEMNITY COMPANY Common Stock: 50,000 Shares Casualty–100% OH
AMERICAN MARINE UNDERWRITERS, INC. Common Stock: 20 Shares Casualty–100% FL
INSURANCE INTERMEDIARIES, INC. (III) Common Stock: 1,615 Shares Casualty–100% OH
NATIONWIDE EXCLUSIVE AGENT RISK PURCHASING GROUP, LLC III-100% OH
LONE STAR GENERAL AGENCY, INC. Common Stock: 1,000 Shares Casualty–100% TX
COLONIAL COUNTY MUTUAL INSURANCE COMPANY Surplus Debentures: Assurance Lone Star TX
NATIONWIDE INTERNATIONAL UNDERWRITERS Common Stock: 1,000 Shares Casualty–100% CA
NATIONWIDE REALTY SERVICES, LTD. Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE ARENA LLC Casualty–90% OH
NATIONWIDE MUTUAL CAPITAL, LLC (Mutual Cap) Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE MUTUAL CAPITAL 1, LLC (NMC) Class A Units Mutual Cap–99.85% DE
NMC CPC WT INVESTMENT, LLC Class A Units NMC - 100% Class B Units None Class C Units NMC 100% DE
NATIONWIDE PRIVATE EQUITY FUND, LLC Casualty–100% OH
NATIONWIDE SERVICES COMPANY, LLC (NSC) Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE PROPERTY PROTECTION SERVICES, LLC. NSC–100% OH
NATIONWIDE REALTY INVESTORS, LTD Casualty–95% NW Indemnity–5% OH
NATIONWIDE ASSET MANAGEMENT, LLC Casualty–100% OH
NATIONWIDE CASH MANAGEMENT COMPANY Common Stock: 100 Shares Casualty–100% OH
1492 CAPITAL, LLC (1492) Casualty–100% OH
PRIVILEGE UNDERWRITERS, INC. (PUI) 1492–22.7% FL
PURE RISK MANAGEMENT, LLC (PRM) PUI–100% FL
PURE INSURANCE COMPANY PUI–100% FL
PRIVILEGE UNDERWRITERS RECIPROCAL EXCHANGE FL
ALLIED PROPERTY AND CASUALTY INSURANCE COMPANY (ALLIED P & C) Common Stock: 300,000 Shares AGI–100% IA
AMCO INSURANCE COMPANY (AMCO) Common Stock: 300,000 Shares AGI–100% IA
ALLIED GENERAL AGENCY COMPANY Common Stock: 5,000 Shares AMCO–100% IA
ALLIED TEXAS AGENCY, INC. Common Stock: 1,000 Shares AMCO–100% TX
DEPOSITORS INSURANCE COMPANY (DEPOSITORS) Common Stock: 300,000 Shares AGI–100% IA
NATIONWIDE INSURANCE COMPANY OF AMERICA Common Stock: 12,500 Shares AGI–100% WI
PREMIER AGENCY, INC. Common Stock: 100,000 Shares AGI–100% IA
NATIONWIDE SALES SOLUTIONS, INC. Common Stock: 20,000 Shares AGI–100% IA
NATIONWIDE ADVANTAGE MORTGAGE COMPANY (NAMC) Common Stock: 333,837 Shares AMCO –87.3% Allied P&C –8.47% Depositors –4.23% IA
AGMC REINSURANCE, LTD. Common Stock: 11,000 Shares NAMC–100% T & C
SCOTTSDALE SURPLUS LINES INSURANCE COMPANY Common Stock: 10,000 Shares SIC–100% AZ
WESTERN HERITAGE INSURANCE COMPANY Common Stock: 4,776,076 Shares SIC–100% AZ
FREEDOM SPECIALTY INSURANCE COMPANY Common Stock: 250,000 Shares SIC–100% OH
VETERINARY PET INSURANCE CO. (VPI) Common Stock: 5,821,543 Shares SIC–100% CA
DVM INSURANCE AGENCY, INC. VPI–100% CA
V.P.I. SERVICES INC. VPI–100% CA
TITAN INDEMNITY COMPANY (TITAN) Common Stock: 4,319,951 Shares THI-100% TX
TITAN INSURANCE COMPANY (TITAN INSURANCE) Common Stock: 1,000,000 Shares Titan-100% MI
WHITEHALL HOLDINGS, INC. (WHITEHALL) Common Stock: 1,000 Shares THI-100% TX
TITAN AUTO INSURANCE OF NEW MEXICO, INC. Common Stock: 1,000 Shares Whitehall-100% NM
WI OF FLORIDA, INC. Common Stock: 100 Shares Whitehall-100% FL
TITAN INSURANCE SERVICES, INC. (TITAN SERVICES) Common Stock: 1 Share Whitehall-100% TX
VICTORIA FIRE & CASUALTY COMPANY (VICTORIA FIRE) Common Stock: 1,600 Shares THI-100% OH
VICTORIA AUTOMOBILE INSURANCE COMPANY Common Stock: 1,600 Shares Victoria Fire-100% IN
VICTORIA NATIONAL INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SELECT INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SPECIALTY INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line
September 30, 2009
Page 1

(Casualty, Fire and insurance related subsidiaries)

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
IA
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
OH
NATIONWIDE CORPORATION (NW CORP)
Common Stock: 13,642,432 Shares
Casualty-95.2%
Fire-4.8%
OH
NATIONWIDE GLOBAL HOLDINGS, INC. (NGH)
Common Stock: 1 Share
NW Corp.-100%
OH
NWD MANAGEMENT & RESEARCH TRUST (NWD Manage)
NW Corp.-100%
DE
NATIONWIDE ASSET MANAGEMENT HOLDINGS
NWD Manage - 99.99%
Corp. - .01%
G.B.
AUDENSTAR LIMITED (AL)
NWD Manage - 100%
G.B.
RIVERVIEW INTERNATIONAL GROUP, INC. (RIG)
NWD Manage - 79%
AL - 21%
DE
NATIONWIDE SA CAPITAL TRUST (NSA)
DELAWARE BUSINESS TRUST
DE
NWD INVESTMENT MANAGEMENT, INC. (NWD Invest)
Common Stock: 958,750 Shares
NWD Manage-100%
Preferred Stock: 500,000 Shares
NWD Manage-100%
DE
NEWHOUSE CAPITAL PARTNERS, LLC
NWD Invest -19%
Casualty-70%
Fire-10%
DE
NATIONWIDE SEPARATE ACCOUNTS, LLC
NSA-100%
DE
NATIONWIDE EMERGING MANAGERS, LLC (NEM)
NSA-100%
DE
NWD ASSET MANAGEMENT HOLDINGS, INC. (NAMHI)
NSA-100%
DE
NATIONWIDE GLOBAL VENTURES, INC. (NGV)
NAMHI-100%
DE
NEWHOUSE CAPITAL PARTNERS II, LLC
NGV-99%
DE
NWD MGT LLC (NWDMGT)
NAMHI - 100%
DE
NATIONWIDE GLOBAL FUNDS
LUXEMBOURG SICAV
LUX
NATIONWIDE BETTER HEALTH HOLDING COMPANY (NBHH)
Common Stock: 100 Shares
NW Corp-100%
OH
NATIONWIDE BETTER HEALTH, INC.
NBHH-100%
MD
GATES, MCDONALD & COMPANY (GATES)
Common Stock: 254 Shares
NBHH-100%
OH
GATESMCDONALD & COMPANY OF NEW YORK, INC.
Common Stock: 3 Shares
Gates-100%
NY
GATESMCDONALD HEALTH PLUS, INC.
Common Stock: 200 Shares
Gates-100%
OH
NATIONWIDE FINANCIAL SERVICES, INC. (NFS)
Common Stock: 91,778,717 Shares
NW Corp.-100%
DE
NATIONWIDE LIFE INSURANCE COMPANY (NW LIFE)
Common Stock: 3,814,779 Shares
NFS-100%
OH
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY (NLAIC)
Common Stock: 66,000 Shares
NW Life-100%
OH
NATIONWIDE INVESTMENT SERVICES CORPORATION
Common Stock: 5,000 Shares
NW Life-100%
OK
NATIONWIDE FINANCIAL ASSIGNMENT COMPANY
Common Stock: 100 Shares
NW Life-100%
OH
NATIONWIDE COMMUNITY DEVELOPMENT CORP., LLC
Units:
NW Life-67%
NW Indemnity-33%
OH
NATIONWIDE INVESTMENT ADVISORS, LLC
NW Life-100%
OH
NATIONWIDE FINANCIAL SERVICES CAPITAL TRUST
Preferred Stock:
NFS-100%
DE
NF REINSURANCE, LTD
Common Stock: 250,000 Shares
NFS-100%
BER
NATIONWIDE FUND ADVISORS
Common Stock: 250,000 Shares
DELAWARE BUSINESS TRUST
DE
REGISTERED INVESTMENT ADVISORS SERVICES, INC.
NFS-100%
TX
NATIONWIDE BANK
Common Stock: 2,800,000 Shares
NFS-100%
FED
NATIONWIDE FINANCIAL STRUCTURED PRODUCTS, LLC
NFS-100%
OH
PENSION ASSOCIATES, INC.
Common Stock: 1,000 Shares
NFS-100%
WI
TBG DANCO INSURANCE SERVICES CORPORATION
NFS-69%
CA
NATIONWIDE RETIREMENT SOLUTIONS, INC. (NRS)
Common Stock: 236,494 Shares
NFSDI-100%
DE
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF ARIZONA
Common Stock: 1,000 Shares
NRS-100%
AZ
NATIONWIDE RETIREMENT SOLUTIONS, INS. AGENCY, INC.
Common Stock: 1,000 Shares
NRS-100%
MA
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF OHIO
Common Stock: 100 Shares
OH
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF TEXAS
Common Stock: 1,000 Shares
TX
NFS DISTRIBUTORS, INC. (NFSDI)
Common Stock: 100 Shares
NFS-100%
DE
NATIONWIDE FUND MANAGEMENT LLC
Common Stock: 5 Shares
NFSDI-100%
DE
NATIONWIDE FUND DISTRIBUTORS LLC
Common Stock: 10,000 Shares
NFSDI-100%
DE
NATIONWIDE FINANCIAL INSTITUTION DISTRIBUTORS AGENCY, INC. (NFIDAI)
Common Stock: 1,000 Shares
NFSDI-100%
DE
NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA (NLICA)
NFS-100%
PA
NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
Common Stock: 250,000 Shares
NLICA - 100%
DE
NATIONWIDE PROVIDENT HOLDING COMPANY (NPHC)
Common Stock: 3,000 Shares
NLICA - 100%
PA
NATIONWIDE SECURITIES, LLC
NPHC - 100%
DE
1717 BROKERAGE SERVICES, INC. (BSI)
Common Stock: 1,000 Shares
NPHC - 100%
PA

Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line

(Nationwide Corp. subsidiaries)

September 30, 2009

Page 2

Item 27.              Number of Contractowners

The number of Contract Owners of Qualified and Non-Qualified Contracts as of November 16, 2009 was 2 and 1 respectively.

Item 28.              Indemnification

Ohio's General Corporation Law expressly authorizes and Nationwide Life Insurance Company’s Amended and Restated Code of Regulations provides for indemnification by Nationwide Life Insurance Company of any person who, because such person is or was a director, officer or employee of Nationwide Life Insurance Company was or is a party; or is threatened to be made a party to:

o	any threatened, pending or completed civil action, suit or proceeding;

o	any threatened, pending or completed criminal action, suit or proceeding;

o	any threatened, pending or completed administrative action or proceeding;

o	any threatened, pending or completed investigative action or proceeding.

The indemnification will be for actual and reasonable expenses, including attorney's fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio's General Corporation Law.

Although Nationwide Life Insurance Company is of the opinion that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted, Nationwide Life Insurance Company has been informed that in the opinion of the Securities and Exchange Commission the indemnification of directors, officers or persons controlling Nationwide Life Insurance Company for liabilities arising under the Securities Act of 1933 (“Act”) is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. Nationwide Life Insurance Company and the directors, officers and/or controlling persons will be governed by the final adjudication of such issue.  Nationwide Life Insurance Company will not be required to seek the court’s determination if, in the opinion of Nationwide Life Insurance Company’s counsel, the matter has been settled by controlling precedent.

Item 29.	Principal Underwriters

(a)	Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for the following separate investment accounts of NLIC or its affiliates:

MFS Variable Account	Nationwide VLI Separate Account
Multi-Flex Variable Account	Nationwide VLI Separate Account-2
Nationwide Variable Account	Nationwide VLI Separate Account-3
Nationwide Variable Account-II	Nationwide VLI Separate Account-4
Nationwide Variable Account-3	Nationwide VLI Separate Account-5
Nationwide Variable Account-4	Nationwide VLI Separate Account-6
Nationwide Variable Account-5	Nationwide VLI Separate Account-7
Nationwide Variable Account-6	Nationwide VL Separate Account-C
Nationwide Variable Account-7	Nationwide VL Separate Account-D
Nationwide Variable Account-8	Nationwide VL Separate Account-G
Nationwide Variable Account-9	Nationwide Provident VA Separate Account 1
Nationwide Variable Account-10	Nationwide Provident VA Separate Account A
Nationwide Variable Account-11	Nationwide Provident VLI Separate Account 1
Nationwide Variable Account-12	Nationwide Provident VLI Separate Account A
Nationwide Variable Account-13
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C
Nationwide VA Separate Account-D

(b)	Directors and Officers of NISC:

President	Robert O. Cline
Senior Vice President, Treasurer and Director	James D. Benson
Vice President-Chief Compliance Officer	James J. Rabenstine
Associate Vice President and Secretary	Kathy R. Richards
Associate Vice President-Financial Systems & Treasury Services and Assistant Treasurer	Terry C. Smetzer
Associate Vice President	John J. Humphries, Jr.
Assistant Secretary	Mark E. Hartman
Director	John L. Carter
Director	Eric S. Henderson

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:  One Nationwide Plaza, Columbus, Ohio 43215

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 30.	Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 31.	Management Services

Not applicable.

Item 32.	Undertakings

The Registrant hereby undertakes to:

(a)
file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)
include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Nationwide Life Insurance Company represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Nationwide Provident VA Separate Account 1, has caused this Registration Statement to be signed on its behalf in the City of Columbus and the State of Ohio, on the 31st day of December, 2009.

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1
(Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

By: /s/ JAMIE R. CASTO
Jamie R. Casto

Pursuant to the requirements of the Securities Act, the registration statement has been signed below by the following persons in the capacities indicated on this 31st day of December, 2009.

KIRT A. WALKER
Kirt A. Walker, President, Chief Operating Officer, and Director
MARK R. THRESHER
Mark R. Thresher, President, Chief Operating Officer, and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
PETER A. GOLATO
Peter A. Golato, Senior Vice President-Individual Protection Business Head and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director
By: /s/JAMIE R. CASTO
Jamie R. Casto
Attorney-in-Fact